
a2a
energie in comune
SEC MAIL
RECEIVED
PROCESSING
JUL 09 2010
WASH. D.C.
193
SECTION


10015992

FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

July 5, 2010

AEM SPA

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy of the document "A2A S.p.A. – Interim Report for the period ended March 31, 2010".

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone
Company Secretary

Encl.

7/14

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu

Cod. 5986127 - 5.2009


SEC MAIL
RECEIVED
PROCESSING
JUL 09 2010
WASH., D.C.
193
SECTION
FILE NO. 82-4911

Interim Report for the period ended March 31, 2010


a2a

Contents

0.4 Attachments to the Interim report on operations



0.5 Interim report on operations

0.6 Certification by the Manager in charge of preparing accounting documents

0.1

Performance indicators and corporate information

The A2A Group at March 31, 2010

A2A Spa

51.00% Delmi (3)	100.00% A2A Trading	100.00% A2A Energia	100.00% A2A Calore & Servizi	100.00% Amsa	100.00% A2A Reti Elettriche	100.00% A2A Reti Gas	21.94% Acsm-Agam
50.00% Transalpina di Energia	70.00% A2A Alfa	100.00% Asmea	98.08% A2A Coriance	100.00% Ecodeco	99.98% Bas SII	48.86% ASVT (2)	7.9% Dolomiti Energia
61.28% Edison (1)	50.00% Premiumgas	33.33% Lumenergia	100.00% Coriance	99.97% Aprica	100.00% Retrasm	91.60% Retragas	23.53% Metroweb
5.16% AlpiqHolding AG	70.00% Plurigas	50.00% Ergon Energia in liquidazione	90.00% Varese Risorse (4)	80.00% Montichiari Ambiente	74.50% Camuna Energia	32.52% Società Servizi Valdisotto	100.00% Selene
20.00% Edipower	100.00% A2A Servizi alla distribuzione	100.00% Bas Omniservizi	50.00% Asm Novara (3)	100.00% Partenope Ambiente	67.00% Seasm	90.00% Aspem (4)	49.00% e-Utile
100.00% A2A Produzione	100.00% Ostros Energia	50.00% Metamer	60.00% Proaris				100.00% A2A Logistica
100.00% Aspem Energia	89.95% Abruzzo Energia (3)	100.00% A2A Servizi al cliente					
100.00% A2A Montenegro	50.00% Ergosud	39.49% Rudnik Uglja ad Pljevlja					
	43.70% EPCG						

Activity areas



- Energy
- Heat & Services
- Environment
- Networks
- Other Companies

(1) The percentage of 61.28% relates to the ordinary shares owned by Transalpina di Energia (TdE). The percentage held in the share capital is 60%. Edison holds 50% of Edipower.
(2) Of which 0.38% held through A2A Reti Gas
(3) Note that there are call and put options on another stake in the company.
(4) There are put options for a further portion of the share capital of the company.

This chart shows the principal investments of the A2A Group. For details on investments see Attachments 1, 2, 3, 4 and 5.

Key figures of the A2A Group [1]

Income statement *Millions of euro*	01 01 2010 03 31 2010	**01 01 2009 03 31 2009**
Revenues	1,668	**1,779**
Operating expenses	(1,269)	**(1,306)**
Labour costs	(130)	**(122)**
Gross operating income - EBITDA	**269**	**351**
Depreciation, amortization, provisions and write-downs	(118)	**(91)**
Net operating income - EBIT	**151**	**260**
Financial balance	(35)	**(52)**
Other non-operating income	-	**-**
Other non-operating expenses	-	**(40)**
Income before tax	**116**	**168**
Income taxes	(37)	**(70)**
Net result from non-current assets sold or held for sale	1	**1**
Minority interests	(9)	**(7)**
Net income for the period pertaining to the Group	71	**92**
Gross operating income - EBITDA/Revenues	16.1%	**19.7%**

Balance sheet figures *Millions of euro*	03 31 2010	**12 31 2009**
Net capital employed	9,039	**9,245**
Total equity pertaining to the Group and minority interests	4,673	**4,595**
Consolidated net financial position	(4,366)	**(4,650)**
Consolidated net financial position/Equity pertaining to Group & minority interests	0.93	**1.01**
Consolidated net financial position/Market cap	1.00	**1.15**

(1) **The figures serve as performance indicators as required by CESRN/05/178/B.**

Financial data *Millions of euro*	01 01 2010 03 31 2010	**01 01 2009 03 31 2009**
Cash flow from operating activities	336	**241**
Cash flow used in investment activities	(47)	**(108)**
Free cash flow	289	**133**

Key figures of A2A S.p.A.	03 31 2010	**12 31 2009**
Share capital (euro)	1,629,110,744	**1,629,110,744**
Number of ordinary shares (par value 0.52 euro)	3,132,905,277	**3,132,905,277**
Number of treasury shares (par value 0.52 euro)	26,917,609	**26,917,609**

Key rates and prices	03 31 2010	**03 31 2009**
Average 6-month Euribor	0.964%	**2.112%**
Average price of Brent crude ($/bbl)	77.30	**45.80**
Average exchange rate €/$ (*)	1.38	**1.30**
Average price of Brent crude (€w/bbl)	55.84	**35.23**

(*) Source: Italian Foreign Exchange Office.

A2A S.p.A. on the Stock Exchange

A2A and Stock data

Capitalisation at March 31, 2010 (in millions of euro)	4,352
Average volumes in the first quarter of 2010	9,100,864
Average price in the first quarter of 2010 (*)	1.351
Maximum price in the first quarter of 2010 (*)	1.469
Minimum price in the first quarter of 2010 (*)	1.247
Number of shares	3,132,905,277

(*) Euro per share
Sources: Bloomberg, CONSOB, rating agencies.

A2A forms part of the following indices

FTSE MIB
DJ STOXX
DJ EUROSTOXX
WisdomTree
FTSEurofirst
S&P Developed Ex-US

Ethical indices

FTSE4GOOD Global e Europe
Axia Csr e Ethical
ECPI Ethical Index Global, Euro and EMU
S-BOX Climate Change

Shareholders (*)


Market
37.5%
Municipality
of Milan
27.5%
Carlo Tassara
2.5%
Alpiq Holding AG
5%
Municipality
of Brescia
27.5%

(*) Holdings > 2% (as of March 31, 2010).

Current rating

		Attuale
Standard & Poor's	Medium/long-term ratings	BBB+
	Short term ratings	A-2
	Outlook	Negative Credit Watch
Moody's	Medium/long-term ratings	A3
	Outlook	Stable

A2A in the first quarter of 2010


€/Share
Volumes
04/01/10
18/01/10
01/02/10
15/02/10
01/03/10
15/03/10
29/03/10
Volumes
Price

Comparison: A2A, FTSE MIB and Dow Jones Stoxx Utilities

(Price January 1, 2010 = 100)


105,00
100,00
95,00
90,00
85,00
80,00
04/01/10
15/01/10
26/01/10
06/02/10
17/02/10
28/02/10
11/03/10
22/03/10
A2A
FTSE MIB
DOW JONES STOXX UTILITIES

Corporate bodies

SUPERVISORY BOARD

CHAIRMAN
Graziano Tarantini

DEPUTY CHAIRMAN
Rosario Bifulco

DIRECTORS
Adriano Bandera
Giambattista Brivio
Bruno Caparini
Gianni Castelli
Alberto Cavalli
Stefano Grassani
Enrico Mattinzoli
Marco Miccinesi
Massimo Perona
Norberto Rosini
Giorgio Maria Filiberto Sommariva
Franco Tamburini
Antonio Matteo Taormina

MANAGEMENT BOARD

CHAIRMAN
Giuliano Zuccoli

DEPUTY CHAIRMAN
Vittorio Cinquini

DIRECTORS
Franco Baiguera
Mario Cocchi
Francesco Randazzo
Renato Ravanelli
Paolo Rossetti
Giuseppe Sala

GENERAL MANAGERS

CORPORATE AND MARKET AREA
Renato Ravanelli

TECHNICAL-OPERATIONS AREA
Paolo Rossetti

Significant events during the period

A2A: the 2010-2014 Business Plan has been approved

On February 4, 2010 the Supervisory Board and the Management Board reviewed and approved the 2010-2014 Business Plan prepared by the Company's management. The A2A Group will concentrate its development activities in Italy (and abroad) in the environment segment (waste cycle) and in district heating through the development of coogeneration plants. These are sectors where the demand potential is high compared with the supply of plant engineering skills. The A2A Group also has a significant competitive advantage over its main rivals in these areas, also from a technological point of view. The investments foreseen in the previous plan for the energy sector will be reduced (especially in the thermoelectric segment) as the current surplus of production capacity, aggravated by the deep recession of recent months, makes the prospective returns less attractive. A2A will maintain its role as a qualified player in this sector, concentrating mainly on renewable sources and those that offer high energy efficiency (cogeneration and waste-to-energy). This is the sense of our recent investment in Montenegro, a country soon to be connected with Italy by a submarine power cable, where production is largely hydroelectric, with a strong potential for further development. The last area on which the Group will concentrate in the next five years is ongoing management of the electricity and gas distribution networks in Lombardy, where A2A excels for the quality of its local services.

In particular, the business plan provides for not only a reduction in the debt position, but also investment of around 2.6 billion euro, an average annual rate of growth in EBITDA of around 7.5% on the 2009 preliminary results, the disposal of non-strategic assets of around 500 million euro in 2010 and cash generation prior to the distribution of dividends of around 1.9 billion euro.

A2A in China: the first agreement to purchase emission credits has been signed

A2A contributes to the reduction of world-wide CO_2 emissions by taking advantage of the opportunities for international cooperation introduced by the Kyoto Protocol and by the EC Directives 2003/87/CE, 2004/101/CE and 2009/29/CE which lay down Europe's strategy for the reduction of emissions between now and 2020.

In this regulatory context, A2A Trading S.r.l. has for some time been developing a number of projects for reducing emissions in developing countries with a view to generating and contractualising CER (Certified Emission Reductions) credits certifying the reduction in greenhouse gas emissions used in the EC system for complying with the obligations imposed on companies and states by the European Union's Emissions Trading Scheme (EU ETS).
The procedure has been initiated for the validation of a project to develop sustainable technologies (the so-called "Clean Development Mechanism"), which envisages the recovery of heat by a cement plant in the Chinese province of Anhui to generate electricity. Without it, the cement plant would have dispersed heat into the atmosphere and then taken power from the grid produced by less efficient plants. Through this procedure, UNFCCC (the agency set up under the United Nations Framework Convention on Climate Change), with the help of an external certification entity, will verify that the heat recovery system to produce electricity responds to the principles of the Kyoto Protocol and is able to bring about a reduction in world-wide CO_2 emissions.
The purchase of the CERs generated by this project will allow A2A Trading S.r.l. to contribute towards meeting the obligations of the A2A Group to reduce pollutants in accordance with the European regulations.

A2A won the BICSI Energy Prize for the second year in a row.

A2A ranked the best in terms of customer satisfaction in all of the energy market segments that were analysed.
Based on the information prepared by the Energy Observatory and by the SME Business Panel on Energy at the time of the conference on February 18, 2010, A2A was one of the five companies that won prices and recognised as "excellent" for the quality of the customer relations.

The district heating plan between A2A and Citylife was signed in Milan.

District heating plan in Milan

District heating in Milan has been developed by A2A since the '90s and the current network serves more than 200,000 Milanese citizens. This service ensures a drastic reduction in the use of hydrocarbons (heating oil, etc.), greater efficiency on the part of the plants and a reduction in CO_2 emissions of around 250,000 tonnes per year.

The development project planned by A2A elaborates an innovative integrated system for producing clean heat, thanks to the use of heat pumps connected to the water-bearing

stratum, high efficiency gas cogeneration, and heat and energy recovery from the disposal of waste.

A2A and the Municipality of Milan have for some time been working on developing the city's district heating plan with a series of important works designed to drastically cut the polluting emissions produced by traditional central heating plants that impact total emissions in the Milan area by around 25%.

The plan foresees rapid expansion in the network for district heating distributed in Milan, reaching around 500,000 inhabitants by 2012, rising to 730,000 in the subsequent three years.

District heating plan for Citylife

The agreement between A2A and Citylife, signed on February 25, 2010, will lead to the construction of the first example of an entire district being heated in winter and cooled in summer without any kind of fuel and with zero emissions.

Citylife is the company in charge of the redevelopment plan for the historic area of the Milan Trade Fair. A2A will be able to supply the new district with district heating through the network fed by the Silla 2 waste-to energy plant, as well as produce hot water for sanitary uses and cold water for air conditioning by means of absorption refrigeration machines.

A2A is expected to supply the three towers designed by Isozaki, Hadid and Libeskind, as well as the underground area devoted to shopping and cinema.

It is worth emphasising that providing heat through a district heating network will make it possible to eliminate completely the chimneys and related polluting emissions by using the heat recovered from waste-to energy.

Haiti earthquake- A2A Civil Protection Unit

The A2A Civil Protection Unit was contacted by the Italian National Civil Protection Department to send two of our technicians to Port Au Prince in Haiti.

They stayed on the island for a fortnight, carrying out all of the tasks required of them by the National Civil Protection functionaries on the spot.

Two other volunteers were sent to Leogane to carry out technical surveys at a refugee camp with around 3000 people run by Intersis, an NGO that A2A decided to collaborate with, to install the technological equipment that was needed.

Summary of results, assets and liabilities and financial position of the A2A Group

Results

Millions of euro	01 01 2010 03 31 2010	01 01 2009 03 31 2009	Changes
Revenues	1,668	1,779	(111)
of which:			
– Revenues from the sale of goods and services	1,647	1,755	(108)
– Other operating income	21	24	(3)
Operating expenses	(1,269)	(1,306)	37
Labour costs	(130)	(122)	(8)
Gross operating income - EBITDA	269	351	(82)
Amortization and depreciation	(100)	(82)	(18)
Provisions and write-downs	(18)	(9)	(9)
Net operating income	151	260	(109)
Financial balance	(56)	(64)	8
Share of results of companies carried at equity	21	12	9
Other non-operating expenses	–	(40)	40
Income before tax	116	168	(52)
Income taxes	(37)	(70)	33
Income from current operations, net of tax	79	98	(19)
Net result from non-current assets sold or held for sale	1	1	–
Minority interests	(9)	(7)	(2)
Net income for the period pertaining to the Group	71	92	(21)

In the first quarter of 2010 the Group's revenues amount to 1,668 million euro, of which 1,647 million euro attributable to sales of goods and services and 21 million euro to other operating income.

The various areas of activity contributed to total revenues for the year in the following way:

	03 31 2010	**03 31 2009**
Electricity sold to wholesaler and retail customers (GWh)	4,654	**4,539**
Electricity sold on the Power Exchange (GWh)	3,898	**3,245**
Electricity sold on foreign markets (GWh)	2,098	**825**
Gas sold to wholesaler and retail customers (Mcm)	1,708	**1,491**
Heat sold (GWht)	1,411	**1,260**
EE distributed (GWh)	2,851	**2,874**
Gas distributed (Mcm)	1,034	**961**
Water distributed (Mcm)	24	**26**
Purified water (Mcm)	13	**13**
Waste disposed of (kton)	699	**640**

Sales are largely due to quantities produced by the plants managed by the Group:

	03 31 2010	**03 31 2009**
Thermoelectric production (GWh)	2,713	**2,325**
Hydroelectric production (GWh)	860	**655**
Heat production (Gwht)	1,183	**1,060**
Electricity cogeneration (GWh)	335	**328**
Electricity produced by waste-to-energy and biogas plants (GWh)	320	**214**

The "Gross operating income - EBITDA" in the first quarter of 2010 comes to 269 million euro, a decline of 82 million euro on the same period of the previous year. The main reasons for this contraction are attributable to:

- operational decisions that for reasons of economic opportunity have deferred to subsequent quarters revenue elements that in 2009 were already visible in the first quarter;
- unfavourable external movements;
- accounting entries relating to the fair value of open power trading positions at March 31, 2010;
- changes in the regulatory framework entailing a different allocation over time of the annual operating results, with a negative impact on the first quarter of the year;
- non-recurring income (insurance reimbursements and equalisations) arising in the first quarter of 2009.

The following table includes an analysis of the economic results by activity areas.

(Millions of euro)	Gross operating income - EBITDA 03 31 2010	**Gross operating income - EBITDA 03 31 2009**
Energy Sector:	93	**171**
- Electricity Sector	*61*	***97***
- Gas Sector	*32*	***74***
Heat and Services Sector	46	**51**
Environment Sector	79	**56**
Networks Sector	59	**79**
Other Services and Corporate Sector	(8)	**(6)**
Total	269	**351**

The *Energy* sector saw an increase in margins earned by the electricity and gas sectors.

"Gross operating income- EBITDA" of the electricity sector amounts to 61 million euro (-36 million euro compared with the same period of 2009), and has been affected by two factors:

- the decision, for reasons of economic opportuneness, to defer to subsequent quarters the sale of the long position in green certificates that in 2009 was realised in the first quarter of the year (24 million euro);
- a poorer performance by the trading activity compared with the first quarter of 2009 (-19 million euro), when it was possible to take advantage of the opportunities that came from a widening of the spreads between Italian and foreign market prices, a trend that reversed in the first quarter of 2010. It is also worth pointing out that more than 8 million euro of the 2010 result is attributable to the negative fair value of the open positions at March 31.

These effects were partially offset by the good performance of the industrial portfolio which, despite the contraction in margins on wholesale markets, showed an improvement in profitability thanks to the greater number of own plants in operation (having added the Monfalcone plant and the hydroelectric plants of Calabria) and higher margins on commercial activities.

The contraction in gas sector margins (-42 million euro compared with first quarter 2009) is principally due to the different hysteresis (or non-reversibility) of the indexing formulas used in the curves of gas revenues and unit costs, a situation that, on the contrary, made a positive contribution to the result in first quarter 2009.

The *Heat and Services Sector* shows an EBITDA of 46 million euro, 5 million euro lower than in first quarter 2009. The positive effect of higher heat sales was more than offset by situation linked to the trend in revenues and unit costs of heat production - similar to those shown for the gas sector - and compared with first quarter 2009 by the fact that in that period the output

of the Lamarmora (BS) plant benefited from particularly low fuel oil costs for reasons that are unlikely to be repeated.

The *Environment Sector* significantly increased its operating results with an EBITDA of 79 million euro (+23 million euro). In particular, a positive contribution was made by the Brescia waste-to-energy plant, which was closed down during the first few months of 2009 for extraordinary maintenance, and by the start-up of waste disposal in the Naples area.

The gross operating profit of the *Networks sector* (59 million euro) decreases by 20 million euro compared with the same period of the previous year. This trend is largely due to complete adoption of the new tariff instructions (ARG/Gas resolution 159/08) for the remuneration of the natural gas distribution and measurement services; however, the negative impact of this on the first quarter will be entirely reabsorbed in subsequent months. To a certain extent, it is also due to the fact that there were non-recurring items relating to the electricity distribution business in first quarter 2009.

Depreciation, amortization, provisions and write-downs amount to 118 million euro (91 million euro at March 31, 2009). The increase is attributable for 18 million euro to higher depreciation for the Monfalcone thermoelectric plant and the hydroelectric plants in Calabria, both of which joined the scope of consolidation from July 1, 2009 with the acquisition of the business spun off by E.ON Produzione S.p.A. in favour of A2A Produzione S.r.l., and to the Gissi thermoelectric plant, which in the first quarter of 2009 had depreciation charged only on one production unit as the other one entered service in the second quarter of 2009.

The provisions and write-downs made during the period amount to 18 million euro (9 million euro in first quarter 2009); the difference of 9 million euro is substantially due to a higher write-down of trade receivables for prudence sake.

As a result of these changes, **net operating income** amounts to 151 million euro (260 million euro at March 31, 2009).

The **financial balance** shows net expenses of 56 million euro (64 million euro in first quarter 2009). Last year, this item included financial expenses for the interest on tax assessments for the recovery of so-called State aid (24 million euro). Without this effect, the net financial expenses at March 31, 2010 show an increase of 16 million euro due to the rise in the Group's financial exposure, partly mitigated by the reduction in interest rates.

The **share of results of companies carried at equity**, equal to 21 million euro, rises by 9 million euro on the same period of the previous year. This result includes 7 million euro of the contribution of the Montenegro affiliate EPCG.

Other non-operating expenses show a zero balance at March 31, 2010, whereas last year they amounted to 40 million euro and related to the principal of the so-called "tax moratorium".

Tax expenses come to 37 million euro (70 million euro in first quarter 2009) and include the effects of Decree Law 112 of September 25, 2008, which from the first half of 2008 involved the introduction of a 5.5% IRES surtax for companies operating in the production and sale of gas and electricity, which from July 1, 2009 was raised to 6.5%.

The net result from non-current assets held for sale was 1 million euro.

Group net income for the period, net of minority interests, comes to 71 million euro (92 million euro in first quarter 2009).

Balance sheet and financial position

The net consolidated **"Capital employed"** amounts to 9,039 million euro at March 31, 2010, and is covered by equity for 4,673 million euro (of which 914 million euro pertaining to minority interests) and by net debt for 4,366 million euro.

In particular, **"Working capital"** has improved by 236 million euro thanks to the reduction in gas inventories due to the seasonal nature of the Group's activities, as well as favourable changes in other current assets and liabilities.

The **"Net fixed capital"**, including "Assets/Liabilities available for sale", grew by 30 million euro during the period due to the increase in non-current assets and liabilities compensated by the reduction in tangible and intangible assets caused by amortization and depreciation of the period under review.

The **"Net financial position"**, equal to 4,366 million euro at March 31, 2010, shows a positive change on December 31, 2009 of 284 million euro, substantially attributable to the improvement in working capital.

Millions of euro	03 31 2010	12 31 2009	Changes
CAPITAL EMPLOYED			
Net fixed capital	7,956	7,948	8
Tangible assets	4,099	4,171	(72)
Intangible assets	1,480	1,486	(6)
Shareholdings and other non-current financial assets (*)	3,183	3,165	18
Other non-current assets/liabilities (*)	(98)	(151)	53
Deferred tax assets and liabilities	(10)	(26)	16
Provisions for risks, charges and liabilities for landfills	(423)	(419)	(4)
Employee benefits	(275)	(278)	3
of which with contra-entry in equity	(90)	(123)	
Working capital	655	891	(236)
Inventories	109	191	(82)
Trade receivables and other current assets (*)	2,331	2,138	193
Trade payables and other current liabilities (*)	(1,815)	(1,519)	(296)
Current tax assets/tax liabilities	30	81	(51)
of which with contra-entry in equity	(29)	(4)	
Assets/liabilities available for sale (*)	428	406	22
of which with contra-entry in equity	312	316	
TOTAL CAPITAL EMPLOYED	9,039	9,245	(206)
SOURCES OF FUNDS			
Equity	4,673	4,595	78
Total financial position beyond one year	4,112	4,141	(29)
Total financial position within one year	254	509	(255)
Total net financial position	4,366	4,650	(284)
of which with contra-entry in equity	1	(4)	
TOTAL SOURCES	9,039	9,245	(206)

(*) Net of balances included in net financial position.

Millions of euro	01 01 2010 03 31 2010	**01 01 2009 03 31 2009**
NET FINANCIAL POSITION AT THE BEGINNING OF THE PERIOD	(4,650)	**(3,484)**
Net income for the period (including minority interests)	80	99
Amortization and depreciation	100	82
Write-downs/disposals of fixed assets	8	-
Result from investments carried at equity	(21)	(12)
Changes in assets and liabilities (*)	169	72
Cash flow from operating activities	336	**241**
Cash flow used in investment activities	(47)	**(108)**
Free cash flow	289	**133**
Changes in financial assets/liabilities with contra-entry in equity	(5)	-
NET FINANCIAL POSITION AT THE END OF THE PERIOD	(4,366)	**(3,351)**

(*) Net of balances with contra-entry in equity.

Significant events after March 31, 2010

Inauguration of the thermoelectric plant at Scandale

On April 20, 2010 the thermoelectric plant at Scandale in the province of Crotone was inaugurated. It is owned by Ergosud (a joint-venture between A2A and E.ON).

Scandale is an 814 MW combined-cycle plant with a potential annual output of 5 TWh and a net efficiency of 56%, one of the best on the market and in line with the highest international standards.

The plant represents a real contribution towards the local economy in that region. Various local firms were used in its construction with up to 600 people being hired locally. The plant is also a secure and reliable source of electricity for 250,000 households, one third of the families that live in the Calabria Region.

The plant has technical characteristics that give it a high performance with minimal impact on the environment by means of a "zero discharge", which optimises the use of natural resources, reducing the amount of water that has to be brought in from outside to top up only process losses.

The plant is already being tested; it is expected to be fully operative for commercial purposes by the end of June.

With this additional new plant up and running, A2A will further consolidate its position on the domestic market, raising its production capacity to almost 6 GW, almost 30% of which fed from a hydroelectric source.

The output from the Calabria hydroelectric plants also contributes to this important presence in renewable energy. The hydroelectric plants in Calabria has total power of 484 MW, adding to A2A's historical complex of hydroelectric plants in Valtellina, the flow-of-the-river plants in the province of Brescia and the recent investments in Montenegro.

With these assets, plus the Scandale plant, the A2A Group now has a good distribution throughout the country. It is also more diversified in terms of primary sources and technologies used, confirming that it is one of the main leaders in the Italian energy market.

0.2

Consolidated financial statements

Consolidated

balance sheet (1-2)

Assets

Millions of euro	Notes	Consolidated financial statements at 03.31.2010	**Consolidated financial statements at 12.31.2009**	**Consolidated financial statements at 03.31.2009**
NON-CURRENT ASSETS				
Tangible assets	1	4,099	4,171	3,238
Intangible assets	2	1,480	1,486	1,416
Shareholdings carried according to equity method	3	3,144	3,126	2,578
Other non-current financial assets	3	41	41	386
Deferred tax assets	4	457	458	382
Other non-current assets	5	74	45	55
Total non-current assets		9,295	9,327	8,055
CURRENT ASSETS				
Inventories	6	109	191	73
Trade receivables	7	1,935	1,770	1,910
Other current assets	8	396	368	300
Current financial assets	9	6	6	39
Current tax assets	10	54	94	3
Cash and cash equivalents	11	110	25	88
Total current assets		2,610	2,454	2,413
NON-CURRENT ASSETS HELD FOR SALE	12	439	419	697
TOTAL ASSETS		12,344	12,200	11,165

(1) The effects of the events and significant non-recurring transactions are reported in Note 40 as prescribed by Consob Communication DEM/6064293 of July 28, 2006.

(2) The comparative figures at March 31, 2009 and December 31, 2009 for tangible and intangible assets have been reclassified only for comparison purposes to reflect the adoption of IFRIC 12.

Equity and liabilities

Millions of euro	Notes	Consolidated financial statements at 03.31.2010	Consolidated financial statements at 12.31. 2009	Consolidated Financial statements at 03.31.2009
EQUITY				
Share capital	13	1,629	1,629	1629
(Treasury shares)	14	(61)	(61)	(61)
Reserves	15	2,120	2,042	2,238
Net income for the year	16	-	80	-
Net income for the period	16	71	-	92
Equity pertaining to the Group		3,759	3,690	3,898
Minority interests	17	914	905	866
Total equity		4,673	4,595	4,764
LIABILITIES				
Non-current liabilities				
Non-current financial liabilities	18	4,141	4,152	3,142
Deferred tax liabilities	19	467	484	336
Employee benefits	20	275	278	269
Provisions for risks, charges and liabilities for landfills	21	423	419	393
Other non-current liabilities	22	145	187	110
Total non-current liabilities		5,451	5,520	4,250
Current liabilities				
Trade payables	23	1,117	1,074	990
Other current liabilities	23	698	445	617
Current financial liabilities	24	372	542	362
Tax liabilities	25	24	13	179
Total current liabilities		2,211	2,074	2,148
Total liabilities		7,662	7,594	6,398
LIABILITIES DIRECTLY ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	26	9	11	3
TOTAL EQUITY AND LIABILITIES		12,344	12,200	11,165

Consolidated income statement (1-2)

Millions of euro	Note	01 01 2010 03 31 2010	01 01 2009 03 31 2009	01 01 2009 12 31 2009
Revenues				
Revenues from the sale of goods and services		1,647	1,755	5,278
Other operating income		21	24	148
Total revenues	28	1,668	1,779	5,426
Operating expenses				
Expenses for raw materials and services		1,200	1,240	3,634
Other operating expenses		69	66	273
Total operating expenses	29	1,269	1,306	3,907
Labour costs	30	130	122	487
Gross operating income - EBITDA	31	269	351	1,032
Depreciation, amortization, provisions and write-downs	32	118	91	423
Net operating income - EBIT	33	151	260	609
Financial balance				
Financial income		2	8	19
Financial expenses		58	72	297
Affiliates		21	12	68
Total financial balance	34	(35)	(52)	(210)
Other non-operating income		-	-	-
Other non-operating expenses	35	-	(40)	(166)
Income before tax		116	168	233

(1) The effects of the events and significant non-recurring transactions are reported in Note 40 as prescribed by Consob Communication DEM/6064293 of July 28, 2006.

(2) The comparative figures for first quarter 2009 and the whole of 2009 for operating revenues and costs have been reclassified to present the trading activity by showing only the "trading margin" (so-called "net presentation").

Millions of euro	Notes	01.01.2010 03.31.2010	01.01.2009 03.31.2009	01.01.2009 12.31.2009
Income taxes	36	37	70	145
Income from current operations, net of tax		79	98	88
Net result from non-current assets held for sale	37	1	1	19
Net income		80	99	107
Minority interests		(9)	(7)	(27)
Net income for the period pertaining to the Group	38	71	92	80
Earnings per share (in euro):				
- basic		0.0228	0.0296	0.0259
- basic, from operating activities		0.0224	0.0293	0.0197
- diluted		0.0228	0.0296	0.0259
- diluted, from operating activities		0.0224	0.0293	0.0197

Consolidated statement of comprehensive income

Millions of euro	03.31.2010	**03.31.2009**
Net income (loss) for the period (A)	80	**99**
Effective part of gains (losses) on cash flow hedges	(1)	8
Gains (losses) on the remeasurement of financial assets available for sale	(4)	(166)
Tax effect of other gains (losses)	1	51
Total other gains (losses) net of the tax effect of companies consolidated on a line-by-line basis (B)	(4)	**(107)**
Other gains/(losses) of companies valued at equity net of the tax effect (C)	4	**6**
Total gain/(loss) (A) + (B) + (C)	80	**(2)**
Total gain/(loss) attributable to:		
Shareholders of the parent company	69	**(14)**
Minority interests	11	**12**

Consolidated cash flow statement

Millions of euro	Consolidated financial statements at 03.31.2010	**Consolidated financial statements at 12.31.2009**	**Consolidated financial statements at 03.31.2009**
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	25	**87**	**87**
Operating activities			
Net income for the period	80	107	99
Depreciation	79	282	63
Amortization	21	81	19
Write-downs/disposals of tangible and intangible assets	8	17	–
Results from affiliates	(21)	(68)	(12)
Write-downs of shareholdings	...	–	–
Changes in assets and liabilities (*)	169	(181)	72
Cash flow from operating activities	336	**238**	**241**
Investment activities			
Investments in tangible assets	(39)	(294)	(67)
Investments in intangible assets and goodwill	(14)	(144)	(30)
Investments in shareholdings and securities (*)	(2)	(474)	(11)
Sales of investments	...	6	–
Dividends received	8	20	–
Purchase/sale of treasury shares	...	–	–
Cash flow used in investment activities	(47)	**(886)**	**(108)**
Free cash flow	289	**(648)**	**133**
Financing activities			
Change in financial assets (*)	(27)	30	(4)
Change in financial liabilities (*)	(177)	859	(128)
Dividends paid by	–	(301)	–
Dividends paid to third parties	–	(2)	–
Cash flows used in financing activities	(204)	**586**	**(132)**
CHANGE IN CASH AND CASH EQUIVALENTS	85	**(62)**	**1**
PERIOD	110	**25**	**88**

(*) Net of balances with contra-entry in equity and other balance sheet captions

Statement of changes in equity

Description *Millions of euro*	Share capital Note 13	Treasury shares Note 14	*Cash Flow Hedge* Note 15	
Equity at December 31, 2008	1,629	(107)	(67)	
Changes in the first quarter of 2009				
Allocation of 2008 net income				
IAS 32 and 39 reserves 39 (*)			6	
Put option on Delmi S.p.A.'s shares				
Put option on Abruzzo Energia S.p.A.'s shares				
Other changes		46		
Net income for the period pertaining to the Group and minority interests				
Equity at March 31, 2009	1,629	(61)	(61)	
Changes from April 1, 2009 to December 31, 2009				
Distribution of dividends				
IAS 32 and 39 reserves 39 (*)			58	
Put option on Delmi S.p.A.'s shares				
Put option on Abruzzo Energia S.p.A.'s shares				
Put option Aspem Group				
Other changes				
Net income for the period pertaining to the Group and to minority interests				
Equity at December 31, 2009	1,629	(61)	(3)	
Changes in the first quarter of 2010				
Allocation of 2009 net income				
IAS 32 and 39 reserves 39 (*)			1	
Put option on Delmi S.p.A.'s shares				
Put option on Abruzzo Energia S.p.A.'s shares				
Other changes				
Net income for the period pertaining to the Group and to minority interests				
Equity at March 31, 2010	1,629	(61)	(2)	

(*) These form part of the statement of comprehensive income

	Result from financial assets held for sale Note 15	Other reserves and retained earnings Note 15	Net income of the period of the Group Note 16	Total equity pertaining to the Group	Minority interests Note 17	Total equity
	415	*1,688*	*316*	*3,874*	*848*	*4,722*
		316	(316)			
	(112)			(106)	5	(101)
		18		18		18
		(26)		20	6	26
			92	92	7	99
	303	**1,996**	**92**	**3,898**	**866**	**4,764**
		(301)		(301)	(2)	(303)
	47			105	19	124
		(8)		(8)		(8)
					(1)	(1)
					(4)	(4)
		8		8	7	15
			(12)	(12)	20	8
	350	**1,695**	**80**	**3,690**	**905**	**4,595**
		80	(80)			
	(3)			(2)	2	
		(2)		(2)		(2)
					1	1
		2		2	(3)	(1)
			71	71	9	80
	347	**1,775**	**71**	**3,759**	**914**	**4,673**

0.3
Notes to the interim report on operations

General information on A2A S.p.A.

A2A S.p.A. is a company incorporated under Italian law.

A2A S.p.A. and its subsidiaries ("Group") operate both in Italy and abroad, especially following acquisitions in France and Montenegro.

The A2A S.p.A. Group mainly operates in the following sectors:

- the production, sale and distribution of electricity;
- the sale and distribution of gas;
- the production, distribution and sale of heat through district heating networks;
- waste management (from collection and street-sweeping to disposal) and the construction and management of integrated waste disposal plants and systems, also making them available for other operators;
- integrated water cycle management.

Interim report on operations

The Interim report of the A2A Group at March 31, 2010 is expressed in millions of euro, which is also the currency of the economies in which the Group operates.

The report of the A2A Group has been prepared:

- in compliance with Decree 58/1998 (art. 154 ter) and subsequent amendments, and with the Issuers' Regulations published by Consob;
- in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and endorsed by the European Union.

In preparing the Interim Report at March 31, 2010 the Group adopted the same principles used for the consolidated financial statements at December 31, 2009, which should be referred to for a more detailed description.

In addition, from January 1, 2010 the Group adopted for the first time the principles and interpretations explained in detail in the paragraph entitled "Changes in accounting standards and accounting policies".

This interim report at March 31, 2010 was approved by the Management Board at the meeting on May 12, 2010, which authorised its publication.

Financial statements

The interim report includes a balance sheet, income statement, cash flow statement and the statement of changes in equity in order to facilitate understanding the economic and financial situation in the first three months of 2010.

For the balance sheet, the Group has adopted a format which separates current and non-current assets and liabilities, as required by para. 60 et seq. of "IAS 1 Revised".

The income statement is presented by nature, a format that is considered more representative than the so-called "presentation by destination". This format is also adopted by the Company's principal competitors and is in line with international practice. The results of normal operations are shown in the income statement separately from income or costs deriving from non-recurring transactions that form part of the business's normal operations, such as gains or losses on the sale of shareholdings and other non-recurring income or charges; this makes it easier to measure the effective results of normal operating activities.

The cash flow statement is prepared according to the indirect method, as allowed by IAS 7.

The statement of changes in equity as been prepared in accordance with "IAS 1 Revised".

The accounting schedules included in the interim report are in the same format as those used in the consolidated annual financial statements.

Please note that:

- the comparative figures at March 31, 2009 and December 31, 2009 for tangible and intangible assets have been reclassified only for comparison purposes to reflect the adoption of IFRIC 12;
- the comparative figures for first quarter 2009 for operating revenues and costs have been reclassified to reflect the exposure of the trading activity and highlight the "trading margin" (so-called "net presentation").

Basis of preparation

The interim report at March 31, 2010 has been prepared on the basis of historical cost, except for those items which under IFRS must or may be measured at fair value, as discussed further in the accounting policies.

The consolidation principles, accounting policies, measurement methods and estimates used for the preparation of this report are the same as those adopted when preparing the financial statements at December 31, 2009, to which reference should be made for a full discussion.

Changes in accounting standards

From January 1, 2010 the A2A Group has applied IFRIC 12 "Service Concession Arrangements", which has to be applied in the financial statements of private companies that manage activities of public interest under concession, when the entity granting the concession controls or regulates which public utility services have to be offered by the concessionary company, also setting the price, through infrastructure that the concessionary company obtains under management or constructs, and maintains any residual interest in the infrastructure when the concession expires. In the Group, this interpretation is applicable to the gas distribution activities, to the integrated water cycle, to public illumination and to the cogeneration plants of the Coriance Group. Taking account of the tariff structure for the services provided under concession, it is impossible to extract on a reliable basis the margin of the construction activity from the overall benefit gained from running the business. However, considering the fact that a significant part of the works was subcontracted to third parties, the investments made have been booked to "Other intangible assets" based on the cost incurred, net of any contribution received from the entity granting the concession or from private parties. The amount booked to intangible assets gets amortised at technical/economic rates of amortisation (for assets transferable at a consideration) or at the lower of the duration of the concession and such technical/economic rates of amortisation (for assets transferable free of charge). Lastly, we would point out that various aspects of IFRIC 12 are still being studied and these could lead to further adjustments during the year, though the amounts involved are likely to be insignificant.

Note that on March 23, 2010, the competent bodies of the European Union completed the necessary process of authorisation for application of the amendments to the following standards:

- IFRS 2 "Share-based payment": the amendment that was applicable, also in advance, from July 1, 2009, states that this standard does not have to be applied to transactions in which the entity buys the assets as the result of a business combination as defined in IFRS 3 "Business Combinations", of a combination of entities or company activities under joint control or the conferral of an activity at the time of setting up a joint venture, as defined in IAS 31 "Investments in joint ventures".

- IFRS 5 "Non-current assets held for sale and discontinued operations": this amendment, which is applicable from January 1, 2010 without retrospective effect, clarifies that IFRS 5 and the other IFRS that make specific reference to non-current assets (or groups of assets) classified as held for sale or as discontinued operations establish all the disclosures required for such assets or operations.
- IFRS 8 "Operating segments": this amendment, which has to be applied from January 1, 2010, requires companies to provide the value of total assets for each segment, if this value is reported periodically to the highest operational decision-making level. Previously, this information had to be disclosed even without this condition.
- IAS 1 "Presentation of Financial Statements": the amendment is applicable from January 1, 2010 and establishes that an entity has to classify a liability as "current" when:
  (i) it is expected to be extinguished during its normal operating cycle;
  (ii) it is held principally for trading purposes;
  (iii) the liability has to be extinguished within twelve months of the year end;
  (iv) it does not have an unconditional right to defer settlement of the liability for at least twelve months from the year end.

  It follows that liabilities that do not satisfy these conditions have to be classified as "non-current".

- IAS 7 "Cash flow statement": this amendment, which must be applied from January 1, 2010, only allows cash flows that result in the recognition of an asset in the balance sheet to be classified in the cash flow statement as deriving from investment activities, whereas cash flows that do not result in the recognition of an asset (as in the case of promotional, advertising or staff training expenditure) must be classified as deriving from operating activities.
- IAS 17 "Leases": when measuring a lease contract that includes both land and buildings, this amendment specifies that the part relating to land with an indefinite useful life should normally be treated as a finance lease since, for the duration of the contract, the significant risks and benefits associated with its use are effectively transferred to the lessee, even if there is no formal title to that effect. Although only applicable from January 1, 2010, on the date of adoption, all land included in outstanding and ongoing lease contracts will have to be measured separately, which could potentially involve the retrospective recognition of a new finance lease.
- IAS 36 "Impairment of Assets": this amendment, which is applicable from January 1, 2010 without retrospective effect, requires that each operating unit or group of operating units to which goodwill is allocated for impairment testing purposes should not be larger than an operating segment, as defined in paragraph 5 of IFRS 8, prior to the aggregation permitted by paragraph 12 of that IFRS on the basis of similar economic characteristics or other elements that make them similar.

- IAS 38 "Intangible assets": the amendment to IFRS 3 made in 2008 laid down that there is sufficient information to measure the fair value of an intangible asset acquired during the course of a business combination if it is separable or originated by contractual or legal rights. As a result, IAS 38 has been amended to reflect this change in IFRS 3. The amendment also clarifies the techniques that have to be used to measure the fair value of intangible assets for which there is not an active reference market; in particular, these techniques include as alternatives: estimating the present value of the net cash flows generated by the asset, estimating the costs that the enterprise has avoided by owning the asset rather than having to use it under licence from a third party, or the costs that would be needed to recreate or replace it (the so-called "cost method"). The change is applicable prospectively from January 1, 2010.
- IAS 39 "Financial Instruments: Recognition and Measurement": this amendment restricts the non-applicability exception contained in paragraph 2g of IAS 39 to forward contracts between a buyer and a selling shareholder for the purposes of selling an enterprise transferred as part of a business combination at a future acquisition date, if completion of the business combination does not depend on further action by one of the two parties, but only on the passing of a suitable period of time. On the other hand, the amendment clarifies that IAS 39 does apply to option contracts (whether or not they are currently exercisable) when one of the two parties can control whether or not future events take place and exercise of the option would lead to control over the enterprise. The amendment also clarifies that the implicit penalties for early extinction of loans, the price of which compensates the lender for the loss of future interest, have to be considered strictly correlated to the loan contract that envisages them, which means that they should not be accounted for separately. Lastly, the amendment clarifies that the gains or losses on a hedged financial instrument have to be reclassified from equity to the income statement during the period in which the expected cash flow that was hedged has an impact on the income statement. This change is applicable prospectively from January 1, 2010.

The remaining principles adopted during the first three months of 2010 are the same as those used the previous year.

On January 28, 2010 the IASB issued a proposed amendment to IFRS 1 "First-time Adoption of International Financial Reporting Standards", applicable from July 1, 2010, which regulates the limits of the exemptions regarding the additional disclosures on financial instruments required by IFRS 7 "Financial Instruments: Disclosures".

In accordance with IFRS 7, the additional disclosures regarding measurement of the fair value of each category of financial instruments, together with an assessment of their liquidity risk, are

not required in the year of first-time adoption of International Financial Reporting Standards. Earlier adoption of this amendment is permitted.

Lastly, on January 5, 2010, the IASB published the consultation document "Measurement of liabilities in IAS 37". Publication of this document forms part of a wider plan to replace IAS 37 - "Provisions and contingent assets and liabilities".

The exposure draft in question provides for liabilities to be recognised at the lower of the current value of the resources needed to extinguish the obligation, the amount that the company ought to pay to cancel the obligation and the amount that would have to be covered if the obligation was transferred to third parties. The current value has to be measured on the basis of the current value of the expected cash flows and the cost of money, taking into consideration the fact that the actual cash flows may not coincide with those that are expected.

Consolidated area

The interim report at March 31, 2010 of the A2A Group includes the figures of the parent company A2A S.p.A. and those of its subsidiaries in which A2A S.p.A., directly or indirectly, holds a majority of the voting rights that can be exercised at ordinary shareholders' meetings. Also consolidated, according to the equity method, are those companies in which the parent company has joint control with other shareholders (joint ventures) and those over which it exercises a considerable influence (associates).

Changes in the scope of consolidation

Following the sale of 100% of Itradeplace S.p.A., as mentioned in the section entitled "Significant events during the period", this company, which at December 31, 2009 was shown under "Non-current assets held for sale", has now been excluded from the scope of consolidation.

Consolidation policies and procedures

Consolidation policies

Subsidiaries

Subsidiaries are consolidated from the date on which the Group effectively acquires control and are deconsolidated from the date on which control is transferred to a company outside of the Group.

Associates and Joint Ventures

Shareholdings in associates, in other words those in which the A2A Group has a significant interest and is able to exercise a considerable influence, and those over which A2A has joint control together with other shareholders, are valued according to the equity method. Gains and losses pertaining to the Group are recognised from the date on which the significant influence or joint control commenced.
In the event that the loss pertaining to the Group exceeds the book value of the shareholding, the book value is cancelled and any excess loss is provided for to the extent that the Group has legal or implicit obligations towards the associate to cover its losses or, in any case, to make payments on its behalf.

Potential voting rights

If the A2A Group holds call options to buy shares or other instruments representing capital that are convertible into ordinary shares, or other instruments that have the potential, if exercised or converted, to give the Group voting rights or reduce the voting rights of third parties ("potential voting rights"), such potential voting rights have to be taken into consideration when assessing whether or not the Group has the power to govern or influence the other company's financial and operating policies.

Consolidation procedures

General procedure

The financial statements of the subsidiaries, associates and joint ventures consolidated by the A2A Group are prepared at each period-end using the same accounting policies as the parent company. Any items valued on alternative bases are adjusted during the consolidation process to bring them into line with Group accounting policies. All intercompany balances and transactions, including any unrealised profits deriving from transactions between Group companies, are eliminated completely.

Unrealised gains and losses deriving from transactions with associates and joint ventures are eliminated in proportion to the Group's equity interest.

Unrealised losses are eliminated, unless they represent a loss in the value of assets that have been sold.

In preparing the interim report, the assets, liabilities, costs and revenues of the companies being consolidated are included in their entirety on a line-by-line basis, showing the portion of equity and net income for the period pertaining to minority interests separately in the balance sheet and income statement.

The book value of the shareholding in each of the subsidiaries is eliminated against the corresponding share of each subsidiary's net equity, including any adjustments to fair value at the date of acquisition; any differences arising are treated in accordance with IFRS 3.

Transactions with minority shareholders which do not entail the loss of control in consolidated companies are treated according to the so-called "economic entity view".

Consolidation procedure of assets and liabilities available for sale (IFRS 5)

Only in the case of particularly large figures and exclusively in connection with non-current assets and liabilities available for sale, in accordance with the requirements of IFRS 5, the related intercompany financial receivables and payables are not eliminated, so as to show clearly the financial impact in the event of their disposal.

Effects on consolidation procedures of certain contracts concerning shares/quotas of Group companies

a) Option contracts between A2A S.p.A. and Società Elettrica Altoatesina SEL S.p.A. for part of their shareholding in Delmi S.p.A.

A2A S.p.A. has signed option contracts with Società Elettrica Altoatesina SEL S.p.A. (SEL) in relation to part of the shares in Delmi S.p.A. that it holds.

Under these option contracts, SEL has the right to sell to A2A and A2A has the right to purchase from SEL two lots of Delmi shares, representing 50% and 35% respectively of SEL's shareholding in Delmi (currently 10% of Delmi's share capital).

The strike price of these options will be calculated for each lot based on various formulas that take into account SEL's initial investment and/or the value of Edison's shares at the time the options are exercised, depending in the case of SEL's put options, among other things, on whether SEL - at the time of exercising the option - has or has not become the owner of some of Edison's hydroelectric power plants located in the Province of Bolzano.

SEL's put options and A2A's call options to buy from SEL, if exercised, can be executed in various stages between the fourth anniversary and the six months following the seventh anniversary of TdE's purchase of the Shares and Warrants held by IEB (concluded on September 16, 2005). In December 2008, A2A and SEL renegotiated the expiry date of these options, postponing it by one year compared with the initial deadline. In part, this deferral was due to the fact that the parties could not agree on whether the conditions for the exercise of one of SEL's put options had been satisfied or not. As a result, the options are still outstanding and the new expiry date is 2013.

In line with paragraph 23 of IAS 32, the Group has booked to liabilities the present value of the estimated outlay which it will not be able to avoid if it exercises these options.

Changes in the present value of this liability caused by the passing of time are considered as financial expenses and booked to income.

There is still some uncertainty in international accounting standards as to how to treat the difference between the present value of the strike price of the put options and the book value of the minority interests. In the absence of an interpretation of this question by the IFRIC, the Group has decided to show the difference as a reduction of equity pertaining to the Group (if positive) or as an increase in equity pertaining to the Group (if negative) as an alternative to adjusting goodwill.

This is in line with previous decisions taken by the Group. Accordingly, any changes in the liability that do not depend on time result in adjustments to Group equity.

If the options expire without them being exercised, the liability will be reclassified to equity, reinstating the minority interests.

The consolidated financial statements at March 31, 2010 shows a liability to third parties for the possible exercise of the put options on the shares of Delmi S.p.A. of 117 million euro (113 million euro at December 31, 2009), a reduction in minority interests of 157 million euro (unchanged with respect to December 31, 2009), a positive change in equity pertaining to the Group of 65 million euro (67 million euro at December 31, 2009) and a financial charge of 2 million euro (4.9 million euro at December 31, 2009).

The share of Delmi's result remains 51% as the above options do not currently give A2A access to the economic benefits associated with the shares under option.

b) Call/put options on the shares held by certain minority shareholders of AbruzzoEnergia S.p.A.

A2A S.p.A. currently holds 89.9% of AbruzzoEnergia S.p.A., whose main asset is the thermoelectric plant at Gissi, in Abruzzo.

In addition, A2A S.p.A. holds two call options and two minority shareholders each hold a put option over a total of about 5% of the share capital of AbruzzoEnergia S.p.A. (currently 130 million euro fully paid).

Only the call options can be exercised at present, at a price - already determined - of around 8 million euro, while the put options can only be exercised, at a price that is marginally lower than that of the call options, from the time when both units at the Gissi power plant start operating in parallel.

Therefore, the interim report at March 31, 2010 reflects the following situations:

- call options on shares held by minority shareholders, accounted for in accordance with IAS 27 paragraphs 14, 15 and 23 on potential voting rights,
- put options on shares held by minority shareholders, in this case accounted for in accordance with IAS 32 paragraph 23,
- different strike prices for the options,
- call options that can be exercised now and put options that can only be exercised once certain technical production conditions have been fulfilled, i.e. before the end of 2010.

IAS 27 paragraph 14 requires companies to take account of potential voting rights when assessing whether a shareholder has the power to govern the company's operating and financial decisions. In this case, A2A S.p.A. already has control of AbruzzoEnergia S.p.A. as it holds almost 90% of the share capital. This means that exercising the call options would not result in a change of control or consolidation on a line-by-line basis. The result of this analysis of the call options is therefore that no additional or amending entry has to be made.

As for the put options, the observations made in paragraph a), which analysed the option contract with Società Elettrica Altoatesina SEL S.p.A., are applicable.

The circumstances are very similar: the put options are on the shares held by certain minority shareholders, while the counterparty (the buyer) is the shareholder that controls the company; the accounting treatment of the put options will therefore be the same.

Bear in mind that the Group has chosen to show the difference between the present value of the strike price of the put options and the book value of the minority interests as a reduction in Group equity (if positive) or as an increase in Group equity (if negative), as an alternative to confirming goodwill.

As a result, a current financial payable of 8 million euro has been recorded, reducing the equity of minority interests by 5 million euro. The differential of 3 million euro has been deducted from the equity pertaining to the Group.

c) Call option on the purchase of 1% of the share capital of ASM Novara S.p.A.

A2A S.p.A. owns 50% of the shares of ASM Novara S.p.A., a company with share capital of one million euro set up with other shareholders in order to build and manage a district heating network in Novara.

As a result of the shareholder agreement between the shareholders of ASM Novara S.p.A., A2A S.p.A. has a call option to buy 1% of the share capital of ASM Novara S.p.A. Similarly the other shareholders, who hold the remaining 50%, have a put option to sell 1% of the share capital to A2A. Exercising one of these options would give A2A S.p.A. control over ASM Novara S.p.A.

Any of the parties can exercise their options within three years of satisfaction of certain conditions relating to the construction of the district heating network in Novara: at March 31, 2010, these conditions had not yet been satisfied.

IAS 27, paragraph 14, establishes that when assessing whether an entity has the power to govern the financial and operating policies of another entity, it has to take account of the "potential voting rights" that would derive from exercising the options, providing they are currently exercisable.

Such potential voting rights should then be added to the existing voting rights in order to calculate the total interest held in the share capital, which in turn establishes the method of consolidation to be applied to the affiliate concerned.

Potential voting rights that are not currently exercisable are understood as being, for example, those that cannot be exercised until a future date or until some future event takes place.

Hence, the potential voting right that A2A S.p.A. holds in ASM Novara S.p.A., as explained above, is not currently exercisable, so the shareholding in ASM Novara S.p.A. is consolidated according to the equity method.

When the option rights are exercised, an assessment will have to be made as to whether ASM Novara S.p.A. is controlled by A2A S.p.A. in order to decide on the consolidation method to be used.

d) Option granted to the Municipality of Varese for the sale of 10% of Aspem S.p.A. and 9.8% of Varese Risorse S.p.A.

A2A S.p.A. holds 90% of the shares of Aspem S.p.A., a company that provides local public services in the city of Varese and in other towns in the province of Varese.

Under the shareholder agreement between A2A S.p.A. and the Municipality of Varese, the latter has the right, but not the obligation, to sell (put option) to A2A S.p.A. 9.8% of Aspem S.p.A. and 10% of Varese Risorse S.p.A. (held 90% by Aspem S.p.A.). The two shareholdings have to be bought together within the same context.

The Municipality of Varese can exercise its option after the expiry date of the period of non-transferability of the shares in Aspem S.p.A. and Varese Risorse S.p.A., which lasts for three years from the date of signing the shareholder agreement: at March 31, 2010, this period has still not expired. These transactions have been valued according to the purchase value for Aspem S.p.A. and according to the enterprise value for Varese Risorse S.p.A.

In line with paragraph 23 of IAS 32, the Group has booked to liabilities the present value of the estimated outlay which it will not be able to avoid if it exercises this option.

The financial statements at March 31, 2010 shows a liability to the Municipality of Varese, for the possible exercise of the put option on the shares of Aspem S.p.A. and Varese Risorse S.p.A., of 4 million euro, with a corresponding reduction in the equity pertaining to minority interests.

Key figures at March 31, 2010 and March 31, 2009 of the joint ventures (consolidated at equity)

Key data at March 31, 2010 *Millions of euro*	Edipower 20%	Transalpina di Energia 50%	Ecodeco Group companies 50% (*)	Metamer 50%	Gesi 47.5%
INCOME STATEMENT					
Revenues from the sale of goods	50	1,438	3	5	1
Gross operating income - EBITDA	**18**	**160**	**1**	**-**	**-**
% of net sales	*36.0%*	*11.1%*	-	-	-
Depreciation, amortization and write-downs	13	94	-	-	-
Net operating income	**5**	**66**	**-**	**-**	**-**
Result of the period	**1**	**14**	**-**	**-**	**-**
BALANCE SHEET					
Total assets	**821**	**8,896**	**13**	**11**	**4**
Equity	**409**	**2,002**	**1**	**2**	**2**
Net debt	**(246)**	**(2,630)**	**(5)**	**4**	**-**

(*) Bellisolina S.r.l., Bergamo Pulita S.r.l., Biotecnica and Sed S.r.l..

Key data at March 31, 2009 *Millions of euro*	Edipower 20%	Transalpina di Energia 50%	Ecodeco Group companies 50% (*)	Metamer 50%	Ge.Si. 47.5%
INCOME STATEMENT					
Revenues from the sale of goods	59	1,409	3	5	1
Gross operating income - EBITDA	**22**	**147**	**-**	**-**	**-**
% of net sales	*37.3%*	*10.4%*	-	-	-
Depreciation, amortization and write-downs	13	102	-	-	-
Net operating income	**9**	**45**	**-**	**-**	**-**
Result of the period	**3**	**7**	**-**	**-**	**-**
BALANCE SHEET					
Total assets	**864**	**8,668**	**13**	**8**	**4**
Equity	**405**	**2,032**	**1**	**1**	**1**
Net debt	**(294)**	**(2,831)**	**(4)**	**3**	**-**

(*) Bellisolina S.r.l., Bergamo Pulita S.r.l., Biotecnica and Sed S.r.l..

Seasonal nature of the business

Note that given the nature of the Group's core activities, interim results may be affected by the climate during the period.

In this regard, reference should be made to the comments on the results by individual sector given below.

A2A Group – Areas of activity

The A2A Group operates in the production, sale and distribution of gas and electricity, district heating, environmental services and the integrated water cycle. These activities in turn form part of the following sectors:

- Energy Sector;
- Heat and Services Sector;
- Environment Sector;
- Networks Sector;
- Other Services and Corporate.

Sectors of the A2A Group

Thermoelectric and hydroelectric plants	Cogeneration plants	Collection and street sweeping	Electricity Networks	Other services
Energy Management	District heating networks	Treatment	Gas Networks	Corporate sector
Sale of electricity and gas	Sale of heat and other services	Disposal of waste with energy recovery	Integrated Water Cycle	

Sectors of the A2A Group

- Energy
- Heat & Services
- Environment
- Networks
- Other Services and Corporate Sector

Geographical areas of activity



- Waste disposal plants
- Cogeneration plants
- Hydroelectric plants
- Thermoelectric plants

Results sector by sector

Millions of euro	Energy		Heat & Services		
	01 01 10 03 31 10	01 01 09 03 31 09	01 01 10 03 31 10	01 01 09 03 31 09	
Revenues	1,336	1,428	159	165	
– of which intercompany	57	38	13	18	
Gross operating income - EBITDA	93	171	46	51	
% of revenues	7.0%	12.0%	28.9%	30.9%	
Depreciation, amortization, provisions and write-downs	(48)	(26)	(15)	(10)	
Net operating income	45	145	31	41	
% of revenues	3.4%	10.2%	19.5%	24.8%	
Financial balance					
Non-operating income/expenses					
Income before tax					
Income taxes					
Net income					
Net result from non-current assets held for sale					
Minority interests					
Net income for the period pertaining to the Group					
Gross investments (1)	7	7	11	22 (*)	

(*) Includes the effect of first-time consolidation following the acquisition of the Aspem Group for 13 million euro.
(**) Includes the effect of first-time consolidation following the acquisition of the Aspem Group for 17 million euro.
(1) See "investments" in the schedules in notes 1 and 2 on Tangible assets and Intangible assets in the consolidated financial statements.

Millions of euro	Energy		Heat & Services		
	03 31 10	12 31 09	03 31 10	12 31 09	
Tangible assets (*)	2,000	2,029	442	438	
Intangible assets (*)	50	52	119	122	
Trade receivables and current financial assets	2,306	2,040	219	169	
Trade payables and current financial liabilities	1,941	1,753	184	177	

(*) The comparative figures at December 31, 2009 reflect the adoption of IFRIC 12.

	Networks		Environment		Other Services and Corporate Sector		Eliminations		Total Group	
	01 01 10 03 31 10	01 01 09 03 31 09	01 01 10 03 31 10	01 01 09 03 31 09	01 01 10 03 31 10	01 01 09 03 31 09	01 01 10 03 31 10	01 01 09 03 31 09	01 01 10 03 31 10	01 01 09 03 31 09
	149	**164**	**200**	**187**	**60**	**50**	**(236)**	**(215)**	**1,668**	**1,779**
	100	*111*	*10*	*10*	*56*	*38*	*(236)*	*(215)*	-	-
	59	**79**	**79**	**56**	**(6)**	**(6)**	**(2)**	**-**	**269**	**351**
	39.6%	*48.2%*	*39.5%*	*29.9%*	*-10.0%*	*-12.0%*			*16.1%*	*19.7%*
	(30)	**(30)**	**(22)**	**(22)**	**(6)**	**(6)**	**3**	**3**	**(118)**	**(91)**
	29	**49**	**57**	**34**	**(12)**	**(12)**	**1**	**3**	**151**	**260**
	19.5%	*29.9%*	*28.5%*	*18.2%*	*-20.0%*	*-24.0%*			*9.1%*	*14.6%*
									(35)	**(52)**
									-	**(40)**
									116	**168**
									(37)	**(70)**
									79	**98**
									1	**1**
									(9)	**(7)**
									71	**92**
	25	**47 (**)**	**8**	**18**	**2**	**3**	**-**	**-**	**53**	**97**

	Networks		Environment		Other Services and Corporate Sector		Eliminations		Total Group	
	03 31 10	12 31 09	03 31 10	12 31 09	03 31 10	12 31 09	03 31 10	12 31 09	03 31 10	12 31 09
	1,140	1,171	538	548	218	226	(239)	(241)	**4,099**	**4,171**
	1,253	1,253	40	40	88	88	(70)	(69)	**1,480**	**1,486**
	381	351	336	327	113	104	(1,414)	(1,215)	**1,941**	**1,776**
	321	326	191	214	251	344	(1,399)	(1,198)	**1,489**	**1,616**

Notes to the balance sheet

Changes in the scope of consolidation since December 31, 2009:

The scope of consolidation at March 31, 2010 has changed compared with the end of the previous year following the sale of the shareholding in Itradeplace S.p.A.

Moreover, the comparative figures at December 31, 2009 for tangible and intangible assets have been reclassified to reflect the adoption of IFRIC 12 "Service Concession Arrangements". Application of this interpretation involved reclassifying part of the tangible assets to intangible assets and financial receivables.

The interpretation of IFRIC 12 is applicable to the financial statements of private companies that manage activities of public interest under concession, when the entity granting the concession controls or regulates which public utility services have to be offered, to whom and at what price, maintaining control of any residual interest in the infrastructure when the concession expires.

In the Group, this interpretation was applicable to the gas distribution activities, to the integrated water cycle, to public illumination and to the cogeneration plants of the Coriance Group.

ASSETS

Non-current assets

1) Tangible assets

Millions of euro	Balance at 12 31 2009	Changes of the period					Balance at 03 31 2010
		Invest-ments/ Additi-ons	Other changes	Disposals and write-downs	Deprecia-tion	Total changes	
Land	84		1			1	85
Buildings	527	1	7		(6)	2	529
Plant and machinery	2,912	22	(9)	(1)	(49)	(37)	2,875
Industrial and commercial equipment	18	1	1		(1)	1	19
Other tangible assets	69	3	3	(7)	(5)	(6)	63
Landfills	11				(1)	(1)	10
Assets held under concession (freely transferable)	403				(15)	(15)	388
Construction in progress and advances	126	12	(27)			(15)	111
Leasehold improvements	8						8
Leased assets	13				(2)	(2)	11
Total	**4,171**	**39**	**(24)**	**(8)**	**(79)**	**(72)**	**4,099**
of which:							
Historical cost	6,548	39	(27)	(18)		(6)	6,542
Acc. Depreciation Write-owns/Revaluation	(2,377)		3	10	(79)	(66)	(2,443)

"Tangible assets" amount to 4,099 million euro (4,171 million euro at December 31, 2009) and show a net rise of 72 million euro due to capital expenditure and/or acquisition of the period, amounting to 39 million euro, to disposals net of the related provision of 8 million euro, to the decrease from other changes of 24 million euro and to depreciation of 79 million euro. This caption at December 31, 2009 reflected the application of IFRIC 12, which involved the reclassification of "Tangible assets" to "Intangible assets" for 797 million euro.

Capital expenditure is analysed by sector below:

- investment in the *energy sector* amounted to 7 million euro, comprising: for 4 million euro works on the Monfalcone plant; for 3 million euro works on the Braulio, Stazzona, Lovero, Grosio, Premadio and Prevalle;
- investment in the *heat sector*, amounting to 11 million euro, mainly involved the development of the district heating networks in the Milan, Brescia and Bergamo areas for 8 million euro, extraordinary maintenance and development on the plants in Milan and

Brescia areas for 2 million euro, as well as capital expenditure realised by the Coriance Group (totalling 1 million euro);

- investment in the environmental sector, 8 million euro, involved work on the waste-to-energy plants (3 million euro), as well as development and maintenance work on other plants for the processing and disposal of waste (5 million euro);
- investment in the networks sector, 12 million euro, included development and maintenance work on the electricity distribution networks, mainly for the connection of new users, expansion and refurbishment of the medium and low voltage network, the installation of new electronic meters and upgrade work on the primary plants;
- investment in the services sector amounted to 1 million euro.

Tangible assets include leased assets totalling 11 million euro, recognised in accordance with IAS 17 (revised). The residual principal due to leasing companies amounts to 36 million euro at March 31, 2010.

With regard to the "Assets held under concession" relating to hydroelectric powerstations, the depreciation period was revised during the second half of 2007 following the ruling handed down by the Constitutional Court on January 18, 2008, which effectively reduced their useful lives by 10 years. The Company reserves the right to take all necessary action to protect its investments and its interests.

2) Intangible assets

Millions of euro	Balance at 12 31 2009	Changes of the period					Balance at 03 31 2010
		Investments/ Additions	Other changes	Disposals/ Write-downs	Amortization	Total changes	
Industrial patents and intellectual property rights	23	1	1		(3)	(1)	22
Concessions, licences, trademarks and similar rights	828	13			(17)	(4)	824
Assets in process of formation	6		(1)			(1)	5
Other intangible assets	38		1		(1)		38
Goodwill	591						591
Total	**1,486**	**14**	**1**		**(21)**	**(6)**	**1,480**

At March 31, 2010, "Intangible assets" are equal to 1,480 million euro (1,486 million euro at December 31, 2009), report a decline of 6 million euro on the closing date of the previous year. The value of this item at December 31, 2009 reflects the application of IFRIC 12, which led to a reclassification of 797 million euro from "Tangible assets" to "Intangible assets".

The changes of the period are:

- the increase of 14 million euro due to investments made during the period under review;
- the increase, 1 million Euro, due to other changes of the period under review;
- the decline, 21 million euro, entirely attributable to the amortization charge of the period.

Investments during the period under review refer to:

- "Industrial patents and intellectual property rights", and principally concern the CRM software and the new sale/distribution communication protocol system;
- "Concessions, licences, trademarks and similar rights", and concern, for 7 million euro, development and maintenance work in the gas distribution area, mainly connecting new users, as well as replacing medium and low pressure underground tubes, for 6 million euro, works on the water transport and distribution network, as well as on the sewer networks.

Other intangible assets include the value of the customer list. This relates to the customer portfolios acquired by Group companies, following verification that the companies acquired are able to control the future benefits deriving from their customer portfolios. These amounts are amortized over their estimated useful lives.

In particular, the amount shown in the financial statements is substantially attributable to the price paid by ASMEA S.p.A., 6 million euro, for the customers included in the business purchased from ENEL in 2003 relating to a portion of the networks and utilities of the city and province of Brescia, 3 million euro, to the amount of the customers in the gas sector acquired in previous years from BAS-Omniservizi, and 24 million euro to the amount paid for Aspem S.p.A..

Goodwill

Millions of euro	Balance at 12 31 2009	Changes of the period				Balance at 03 31 2010
		Invest-ments	Others changes	Write	Total changes	
Goodwill	591	-	-	-	-	591
Total	**591**	**-**	**-**	**-**	**-**	**591**

Compared with the previous year the amount of the goodwill remains unchanged.

Goodwill at March 31, 2010 consists of:

Millions of euro	
Electricity Networks Sector	271
Ecodeco Sector	228
Integrated water cycle sector	10
Aprica Sector	5
Gas Networks Sector	38
Gas Sector	7
Filiera Calore Italia	21
Heat Sector France	11
Total Goodwill at March 31, 2010	**591**

No impairment indicators came to light during the period under review; nevertheless, this item is impairment tested at least once a year.

3) Shareholdings and other non-current financial assets

Millions of euro	Balance at 12 31 2009	Changes of the period	Balance at 03 31 2010	*of which included in equity*	
				12 31 2009	*03 31 2010*
Shareholdings carried according to equity method	3,126	18	3,144	–	–
Other non-current financial assets	41	–	41	2	2
Total	**3,167**	**18**	**3,185**	**2**	**2**

"Shareholdings and other non-current financial assets" have increased by 18 million euro since December 31, 2009.

Details of movements are shown in the table below:

Shareholdings carried according to equity method - *Millions of euro*	Total
Balance at December 31, 2009	3,126
Changes of the period:	
- acquisition and capital increases	-
- valuation at equity	26
- dividends received from shareholdings carried at equity	(8)
- sales	-
Total changes of the period	18
Figures at March 31, 2010	3,144

The changes relate for 26 million euro to the increase following the valuation according to the equity method of the shareholdings in Transalpina di Energia S.r.l. and Elektroprivreda Crne Gore AD Nikšić (EPCG), and for 8 million euro to the decrease deriving from the collection of dividends.
As regards the valuation of the shareholding in the Montenegrin company Rudnik Uglja AD Pljevlja, which the Parent Company holds 39.49%, we should point out that its valuation according to the equity method substantially coincides with the cost incurred for the acquisition (at the end of the previous year), considering that no indications of impairment arose during the period that might have put the fair value of the investment out of line with its cost.

At March 31, 2010 "Other non-current financial assets" report a balance of 41 million euro (unchanged with respect to the previous period) and they are:

- 26 million euro relates to a convertible bond issued by Metroweb S.p.A. that was taken up in full by A2A S.p.A. in compliance with the agreement for the sale of the investment concerned;
- 13 million euro relates to financial assets held for sale;
- 2 million euro concerning other financial receivables: of which 1 million euro from associates.

4) Deferred tax assets

Millions of euro	Balance at 12 31 2009	Changes of the period	Balance at 03 31 2010
Deferred tax assets	458	(1)	457

"Deferred tax assets" amount to 457 million euro following an increase of 1 million euro since December 31, 2009.
The recognition of these assets derives from the provisions, writedowns and depreciation recorded by the Group that will become tax deductible in future years. Forecasts confirm that these assets will be recoverable against the profits earned in future years.

5) Other non-current assets

Millions of euro	Balance at 12 31 2009	Changes of the period	Balance at 03 31 2010	of which included in equity	
				12 31 2009	03 31 2010
Non-current derivatives	34	26	60	34	60
Other non-current assets	11	3	14	-	-
Total other non-current assets	**45**	**29**	74	**34**	**60**

"Other non-current assets" amount to 74 million euro (45 million euro at December 31, 2009) and comprise:

- 60 million euro for non-current hedging derivatives, principally interest rate swap (IRS) and collar contracts hedging the risk of an increase in the interest rates on long-term bond loans. This caption decreases by 26 million euro compared with the previous year mainly due to the measurement of financial instruments at fair value;
- 14 million euro relating to other non-current assets, principally consisting of guarantee deposits and costs already incurred but pertaining to future years.

Current assets

6) Inventories

Millions of euro	Balance at 12 31 2009	Changes of the period	Balance atl 03 31 2010
Inventories	**191**	**(82)**	109

"Inventories" amount to 109 million euro (191 million euro at December 31, 2009) and show a decrease of 82 million euro due to:

- 2 million euro for materials required mainly for plant maintenance and operations. This element of inventories shows a balance at March 31, 2010 of 48 million euro versus 46 million euro at the end of the previous period;
- 89 million euro relate to the decline in fuel stock which, at the reference date, totalled 47 million euro (136 million euro at December 31, 2009);
- 10 million euro for other inventories, which total 14 million euro at March 31, 2010 compared with 4 million euro at the end of the previous period;
- 5 million euro for the negative changes in advances, which have a zero balance at March 31, 2010 whereas at December 31, 2009 they amounted to 5 million euro for stocks of coal kept by A2A Trading S.r.l. at the Capodistria warehouse and not yet imported into Italy.

7) Trade receivables

Millions of euro	Balance at 12 31 2009	Changes of the period	Balance at 03 31 2010
Trade receivables	1,873	177	2,050
Provision for receivables write-downs	(103)	(12)	(115)
Total trade receivables	**1,770**	**165**	**1,935**

At March 31, 2010, "Trade receivables" amounted to 1,935 million euro (1,770 million euro at December 31, 2009), a growth of 165 million euro, due to the combined effect of a:

- 142 million euro due to the increase in trade receivables from customers: this caption amounts to 1,733 million euro (1,591 million euro at December 31, 2009);
- 17 million euro due to an increase in receivables from related parties; in particular, receivables from the Municipalities of Milan and Brescia have increased by 16 million euro, while those due from associates have gone up by 1 million euro. This caption shows a balance at March 31, 2010 of 181 million euro (164 million euro the previous period);
- 6 million euro relate to the increase in contract work in progress to 21 million euro (15 million euro at December 31, 2009).

8) Other current assets

Millions of euro	Balance at 12 31 2009	Changes of the period	Balance at 03 31 2010
Current derivatives	17	34	51
Other current assets	351	(6)	345
Total other current assets	**368**	**28**	**396**

"Other current assets" amount to 396 million euro compared with 368 million euro at the end of the prior period. The increase of 28 million euro was due to opposing effects of:

- the decrease of 34 million euro in "Current derivatives", mainly related to commodity derivatives of A2A Trading S.r.l., following the valuation at fair value of the year;
- the decrease of 6 million euro in "Other current assets", related to the decline in receivables from the Electricity Equalisation Fund, advances to suppliers and VAT payables, partially offset by the increase in miscellaneous receivables.

9) Current financial assets

Millions of euro	Balance at 12 31 2009	Changes of the period	Balance at 03 31 2010	*of which included in equity*	
				12 31 2009	*03 31 2010*
Other financial assets	1	(1)	–	1	–
Financial assets verso related parties	5	1	6	5	6
Total	**6**	**–**	6	**6**	**6**

At the reference date, "Current financial assets" report a balance of 6 million euro (unchanged versus at December 31, 2009) and refer to financial assets from related parties.

10) Current tax assets

Millions of euro	Balance at 12 31 2009	Changes of the period	Balance at 03 31 2010
Current tax assets	94	(40)	54

"Current tax assets" are equal to 54 million euro (94 million euro at December 31, 2009) with a decrease of 40 million euro on the previous period.

11) Cash and cash equivalents

Millions of euro	Balance at 12 31 2009	Changes of the period	Balance at 03 31 2010	*of which included in equity*	
				12 31 2009	*03 31 2010*
Cash and cash equivalents	25	85	110	25	110

At March 31, 2010, "Cash and cash equivalents" amount to 110 million euro compared with 25 million euro at the start of the year, a rise of 85 million euro.

Cash at bank includes interest accrued but not yet credited at the end of the period.

12) Non-current assets held for sale

Millions of euro	Balance at 12 31 2009	Changes of the period	Balance at 03 31 2010	*of which included in equity*	
				31 12 2009	*31 03 2010*
Non-current assets held for sale	419	20	439	2	2

At the reference date, "Non-current assets held for sale" report a balance of 439 million euro concerning:

- 403 million euro representing the fair value of the 5.16% shareholding held in Alpiq Holding AG, which has been reclassified from "Other non-current financial assets";
- 8 million euro for the assets of Retrasm S.r.l.;
- 2 million euro for the assets of certain lines of business belonging to the Ecodeco Group that are held for sale;
- 26 million euro of other non-current assets held for sale, in particular, the high and very high tension electricity networks which will be sold to Terna S.p.A.

The change of the period, positive for 20 million euro, is attributable to:

- 26 million euro to the positive effect related to the reclassification of fixed assets of the high and very high tension electricity networks;

- **3 million euro to the effect of the valuation at fair value of the 5.16% shareholding held in AlpiqHolding AG;**
- **2 million euro to the decrease related to the sale of Itradeplace S.p.A.;**
- **1 million euro to the decrease in other assets held for sale.**

EQUITY AND LIABILITIES

Equity

Equity, which at March 31, 2010 amounts to 4,673 million euro (4,595 million euro at December 31, 2009), is detailed in the table below:

Millions of euro	**Balance at 12 31 2009**	**Changes of the period**	**Balance at 03 31 2010**
Equity pertaining to the Group:			
Share capital	1,629	-	1,629
(Treasury shares)	(61)	-	(61)
Reserves	2,042	78	2,120
Net income for the year of the Group	80	(80)	--
Net income for the period of the Group	-	71	71
Total equity pertaining to the Group	**3,690**	**69**	3,759
Minority interests	905	9	914
Total equity	**4,595**	**78**	4,673

The overall increase in Group equity of 78 million euro was principally due to the net income for the period of 71 million euro, in accordance with IAS 32 and 39 of cash flow hedge derivatives, the valuation of put options on the shares in Delmi S.p.A. and the change in minority interests.

13) Share capital

At March 31, 2010, the "Share capital" amounts to 1.629, million euro and consists of 3,132,905,277 shares with a unit value of 0.52 euro each.

14) Treasury shares

"Treasury shares" amount to 61 million euro (unchanged versus at December 31, 2009) and refer to 26,917,609 treasury shares held by the company.

15) Reserves

Millions of euro	**Balance at 12 31 2009**	**Changes of the period**	Balance at 03 31 2010
Other reserves	**2,042**	**78**	**2,120**

"Reserves", which at March 31, 2010 amount to 2,120 million euro (2,042 million euro at December 31, 2009), mainly comprise the legal reserve, extraordinary reserves arising on consolidation, and the retained earnings of subsidiaries. The caption also includes the Cash Flow Hedge reserve for the valuation of derivatives that comply with Hedge Accounting requirements at the end of the year and the reserve relating to "Available-for-sale" items.
Other reserves also include the effects of applying IAS 32 paragraph 23 to the put options stipulated by A2A S.p.A. with Società Elettrica Altoatesina SEL S.p.A. (SEL) on Delmi shares, as well as the call/put options held by certain minority shareholders of Abruzzo Energia S.p.A. As explained in detail in the section on "Consolidation policies and procedures", the difference between the present value of the strike price of these put options and the book value of the minority interests is booked as a reduction in Group equity (if positive) or as an increase in Group equity (if negative).
At March 31, 2010 the effect of the put options on the Delmi S.p.A.'s shares led to a decline in Group equity of 2 million euro.

16) Net income for the period

It amounts to 71 million euro and includes net income for the period under review.

17) Minority interests

Millions of euro	Balance at 12 31 2009	Changes of the period	Balance at 03 31 2010
Minority interests	905	9	914

The caption "Minority interests" amounts to 914 million euro (905 million euro at December 31, 2009) and represents the portion of capital, reserves and net results attributable to minority shareholders.

The increase of the period, equal to 9 million euro, and concerned the allocation of the result of the period to minority interests of 9 million euro, of which 7 million euro relates to the share of result pertaining to the minority shareholders of Delmi S.p.A. and 2 million euro attributable to the minority shareholders of Plurigas S.p.A..

LIABILITIES

Non-current liabilities

18) Non-current financial liabilities

Millions of euro	Balance at 12 31 2009	Changes of the period	Balance at 03 31 2010	*of which included in equity*	
				12 31 2009	03 31 2010
Non-convertible bonds	2,125	50	2,175	2,125	2,175
Due to banks	1,893	(58)	1,835	1,893	1,835
Due to other providers of finance	106	–	106	106	106
Finance lease payables	28	(3)	25	28	25
Total	4,152	(11)	4,141	4,152	4,141

"Non-current financial liabilities" amount to 4,141 million euro (4,152 million euro at December 31, 2009) following a decrease of 11 million euro.

"Non-convertible bonds" are four bonds issued by the Group which relate to:

- a ten-year bond with a nominal value of 500 million euro issued on May 28, 2004, at a nominal fixed rate of 4.875%; its valuation at amortized cost amounts to 498 million euro;
- a thirty-year bond issued in yen on August 10, 2006, with a nominal value of 98 million euro and a fixed rate of 5.405%; its valuation at amortized cost amounts to 98 million euro;
- a bond with a nominal value of 500 million euro issued on October 30, 2003 with a ten-year duration and a nominal fixed rate of 4.875%, the fair value of which at December 31, 2009, following the exercise of the fair value option on transition to IAS/IFRS amounts to 538 million euro.

- a bond with a nominal value of 1,000 million euro issued on October 27, 2009, with a seven-year duration and a nominal fixed rate of 4,50%; its valuation at hedge fair value at the date of the financial statement comes to 1,041 million euro.

The remeasurements of non-convertible bonds at the period-end at fair value and amortised cost led to an increase in "Non-current financial liabilities" of 8 million euro.

The different accounting treatment of the four bonds derives from the different choices made by companies involved in the merger at the time of their transition to IAS/IFRS.

Amounts "Due to banks" decreased during the period by 58 million euro, mainly because of lower use of revolving credit lines expiring beyond 12 months.

Amounts "Due to other providers of finance", 106 million euro, remain unchanged versus December 31, 2009.

Lastly, "Finance lease payables", amount to 25 million euro, while at December 31, 2009 they amounted to 28 million euro.

19) Deferred tax liabilities

Millions of euro	**Balance at 12 31 2009**	**Changes of the period**	Balance at 03 31 2010
Deffered tax liabilities	484	(17)	467

In summary, deferred tax liabilities derive from the deferral of capital gains for fiscal purposes, differences between the carrying amounts of tangible and intangible fixed assets and their values for fiscal purposes, partly as a result of the consolidation process, and the application of international accounting standards in relation to finance leases and the recognition of financial instruments.

20) Employee benefits

At the reference date, this caption comes to 275 million euro (278 million euro at December 31, 2009) and shows the following changes:

Millions of euro	**Balance at 12 31 2009**	**Provision**	**Utilisations**	**Others changes**	Balance at 03 31 2010
Severance indemnities	158	6	(4)	(4)	156
Employee benefits	120	-	(1)	-	119
Total	**278**	**6**	**(5)**	**(4)**	**275**

21) Provisions for risks, charges and liabilities for landfills

Millions of euro	**Balance at 12 31 2009**	**Provision**	**Utilisations**	**Others changes**	Balance at 03 31 2010
Provisions for risks, charges and liabilities for landfills	**419**	**6**	**(3)**	**1**	423

At March 31, 2010 these funds total 423 million euro (419 million euro at December 31, 2009). New provisions amounted to 6 million euro and mainly related to disputes with certain entities in connection with social security entities, as well as the lawsuits outstanding with employees and third parties. The utilisations of 3 million euro mainly relate to the portion used for payments made during the period as the result of disputes with social security entities, while other changes come to 1 million euro.

22) Other non-current liabilities

Millions of euro	**Balance at 12 31 2009**	**Changes of the period**	Balance at 03 31 2010	***of which included in equity***	
				12 31 2009	***03 31 2010***
Other non-current liabilities	162	(50)	112	-	-
Non-current derivatives	25	8	33	*25*	*33*
Total other non-current liabilities	**187**	**(42)**	**145**	***25***	***33***

The decrease of 42 million euro in "Other non-current liabilities" is partly due to payables to third parties in connection with the valuation of the put options on the shares in Delmi, Aspem and Varese Risorse, and partly to valuation of non-current derivatives following an adjustment to their fair value during the period under review.

Current liabilities

23) Trade payables and other current liabilities

Millions of euro	**Balance at 12 31 2009**	**Changes of the period**	Balance at 03 31 2010
Advances	14	(2)	12
Advances	1,036	38	1,074
Trade payables to related parties	24	7	31
– Parent companies	*16*	*1*	*17*
– Associates	*8*	6	*14*
Total trade payables	**1,074**	**43**	**1,117**
Payables to social security institutions	36	(14)	22
Other current liabilities	408	229	637
Current derivatives	1	38	39
Total other current liabilities	**445**	**253**	698
Total	**1,519**	**296**	**1,815**

"Trade payables and other current liabilities" amount to 1,815 million euro (1,519 million euro at December 31, 2009). The overall rise of 296 million euro mainly reflects the growth in other current liabilities, in trade payables and current derivatives, partially offset by a decrease in amounts due to social security entities.

24) Current financial liabilities

Millions of euro	**Balance at 12 31 2009**	**Changes of the period**	Balance at 03 31 2010	***of which included in equity***	
				12 31 2009	**03 31 2010**
Due to banks	485	(169)	316	485	316
Due to other providers of finance	43	-	43	43	43
Finance lease payables	11	-	11	11	11
Financial payables to related parties	1	(1)	-	1	-
Financial payables to subsidiaries held for sale	2	-	2	2	2
Total	**542**	**(170)**	372	**542**	**372**

"ùCurrent financial liabilities" amount to 372 million euro, compared with 542 million euro at the end of the prior period. The decline of 170 million euro is justified by the decrease in amounts due to banks.

25) Tax liabilities

Millions of euro	**Balance at 12 31 2009**	**Changes of the period**	Balance at 03 31 2010
Tax liabilities	13	11	24

"Tax liabilities" amount to 24 million euro (13 million euro at December 31, 2009), up 11 million euro.

26) Liabilities directly associated with non-current assets held for sale

Millions of euro	**Balance at 12 31 2009**	**Changes of the period**	Balance at 03 31 2010
Liabilities directly associated with non-current assets held for sale	11	(2)	9

At March 31, 2010 this item amounts to 9 million euro and relates for 7 million euro to the liabilities of Retrasm S.r.l. and 2 million euro to the Ecodeco Group in connection with the liabilities of businesses due to be sold.

Net debt

27) Net debt
(pursuant to Consob Communication no. DEM/6064293 of July 28, 2006)

The following table gives details of net debt:

Millions of euro	Notes	03 31 2010	12 31 2009
Bonds - non-current portion	18	2,175	2,125
Bank loans - non-current portion	18	1,835	1,893
Amounts due to other providers of finance - non-current portion	18	106	106
Finance leases - non-current portion	18	25	28
Other non-current liabilities	22	33	25
Total medium/long-term debt		4,174	4,177
Non-current financial assets with related parties	3	(1)	(1)
Financial assets - non-current portion	3	(1)	(1)
Other non-current assets	5	(60)	(34)
Medium/long-term loans		(62)	(36)
TOTAL NET NON-CURRENT DEBT		4,112	4,141
Bank loans - current portion	24	316	485
Amounts due to other providers of finance - current portion	24	43	43
Finance leases - current portion	24	11	11
Current financial liabilities with related parties	24	-	1
Financial payables to companies held for sale	24	2	2
Total short-term debt		372	542
Other current financial assets	9	-	(1)
Current financial assets with related parties	9	(6)	(5)
Financial receivables in assets held for sale	12	(2)	(2)
Total short-term financial receivables		(8)	(8)
Cash and cash equivalents	11	(110)	(25)
TOTAL CURRENT NET DEBT		254	509
NET DEBT		4,366	4,650

Notes to the statement of consolidated income statement

Changes in the scope of consolidation since March 31, 2009

Note that the scope of consolidation at March 31, 2010 underwent the following changes with respect to the first quarter of the previous year:

- following the partial spin-off of E.ON Produzione S.p.A. to A2A Produzione S.r.l., from July 1, 2009 this interim report includes the first quarter results of this business;
- the acquisition by A2A S.p.A. of 43.70% of EPCG, a Montenegrin energy company, is reflected in the interim report as it has been consolidated according to the equity method;
- the sale of the shareholding of Itradeplace S.p.A. which is now excluded from the scope of consolidation.

The comparative figures for first quarter 2009 for operating revenues and costs have been reclassified to present the trading activity by showing only the "trading margin" (so-called "net presentation").

In addition, the amounts reported in the first quarter of the previous year and related to "Depreciation, amortization, provisions and write-downs", have been reclassified to reflect the adoption of IFRIC 12 "Service Concession Arrangements". The application of this "interpretation" entailed the reclassification of a portion of depreciation and amortization.

The interpretation of IFRIC 12 is applicable to the financial statements of private companies that manage activities of public interest under concession, when the entity granting the concession controls or regulates which public utility services have to be offered, to whom and at what price, maintaining control of any residual interest in the infrastructure when the concession expires.

In the Group, this interpretation was applicable to the gas distribution activities, to the integrated water cycle, to public illumination and to the cogeneration plants of the Coriance Group.

28) Revenues

"Revenues" of the period amount to 1,668 million euro (1,779 million euro at March 31, 2009), showed a decrease of 111 million euro.

Details of the more important items are given below:

Revenues - *Millions of euro*	03 31 2010	03 31 2009
Revenues from the sale of goods	1,445	1,559
Revenues from services	194	196
Revenues from long-term contracts	8	-
Total revenues from the sale of goods and services	**1,647**	**1,755**
Other operating income	**21**	**24**
Total revenues	**1,668**	**1,779**

"Revenues from the sale of goods and services" totalled 1,647 million euro (1,755 million euro in the corresponding period of the previous year), a decline of 108 million euro. This reduction reflects lower revenues from the sale of goods of 114 million euro, a decrease in revenues from services of 2 million euro and a rise in revenues from long-term contracts of 8 million euro.

"Other operating income" report 21 million euro (24 million euro at March 31, 2009), with a decrease of 3 million euro.

The principal captions are analysed in detail below:

Revenues from the sale of goods and services - *Millions of euro*	03 31 2010	03 31 2009
Sale and distribution of electricity	766	760
Sale and distribution of gas	541	641
Sale of heat	89	93
Sale of materials	-	-
Water and utilities sold to civil customers	14	14
Hedging income on operating derivatives	-	-
Hedging charges on operating derivatives	-	(11)
Sales of emission certificates and allowances	29	57
Connection contributions	6	5
Total revenues from the sale of goods	**1,445**	**1,559**
Services to customers	194	196
Total revenues from services	**194**	**196**
Total revenues from long-term contracts	**8**	**-**
Total revenues from the sale of goods and services	**1,647**	**1,755**
Other operating income	**21**	**24**
Total revenues	**1,668**	**1,779**

Trading margin

The table below shows the results of the trading portfolios included under "Purchases of power and fuel" for the first quarter of 2010 and under "Sale and distribution of electricity" for the first quarter of 2009.

Millions of euro	Notes	03 31 2010	03 31 2009
Margin from trading activity			
Revenues	28	115	125
Operating expenses	29	(122)	(117)
Total trading margin		(7)	8

29) Operating expenses

"Operating expenses" of the period come to 1,269 million euro (1,306 million euro in the corresponding period of the previous year), with a decrease of 37 million euro.

Details of this caption are given below:

Operating expenses - *Millions of euro*	03 31 2010	03 31 2009
Raw materials and consumables used	1,004	1,062
Services	196	178
Total expenses for raw materials and services	1,200	**1,240**
Other operating expenses	69	**66**
Total operating expenses	1,269	**1,306**

"Expenses for raw materials and services" amount to 1,200 million euro (1,240 million euro at March 31, 2009), a reduction of 40 million euro.

This decrease was due to various factors, including:

- the rise in purchases of raw materials and consumables of 12 million euro, which is attributable to higher costs for the purchase of energy and fuels for 12 million euro, the decline in purchases of materials for 1 million euro, the decrease in income from operating hedges for 9 million and the reduction in expenses for the purchase of emission allowances and certificates for 8 million euro;
- the rise in electricity delivery charges, subcontracted work and services of 18 million euro;
- the increased change in inventories of fuel and materials of 70 million euro.

The principal captions are analysed in detail below:

Expenses for raw materials and services - *Millions of euro*	03 31 2010	03 31 2009
Purchases of energy and fuel	876	864
Purchases of materials	21	22
Purchases of water	1	1
Hedging charges on operating derivatives	4	4
Hedging income on operating derivatives	(7)	(16)
Purchases of emission certificates and allowances	26	34
Total raw materials and consumables used	921	**909**
Electricity delivery charges, subcontracted work and services	196	178
Total services used	196	**178**
Change in inventories of fuel and materials	83	153
Total expenses for raw materials and services	1,200	**1,240**
Other operating expenses	69	**66**
Total operating expenses	1,269	**1,306**

30) Labour costs

At March 31, 2010 labour cost, net of capitalised expenses, come to 130 million euro (122 million euro in the first quarter), an increase of 8 million euro.

"Labour costs" are detailed below:

Labour costs - *Millions of euro*	03 31 2010	03 31 2009
Wages and salaries	84	80
Social security charges	31	29
Severance indemnities	6	5
Retirement benefits and similar provisions	1	1
Other costs	8	7
Total labour costs	130	**122**

The average number of people working for the A2A Group at March 31, 2010 was 9,144 (8,904 in the corresponding period of the previous year).

The increase in labour costs is due to a higher average number of employees following the change in the scope of consolidation that involved the partial spin-off of the business from E.ON Produzione S.p.A. to A2A Produzione S.r.l., as well as to higher costs deriving from contractual pay rises.

31) Gross operating income

As a result of the above movements, consolidated "Gross operating income" at March 31, 2010 amounts to 269 million euro (351 million euro in the first quarter of 2009).

32) Depreciation, amortization, provisions and write-downs

"Depreciation, amortization, provisions and write-downs" for the period to March 31, 2010 amounted to 118 million euro (91 million euro in the first quarter of 2009), up by 27 million euro.

These charges are analysed in the following table:

Depreciation, amortization, provisions and write-downs - *Millions of euro*	03 31 2010	03 31 2009
Amortization of intangible assets	21	19
Depreciation of tangible assets, of which:	79	63
- 1. *ordinary depreciation*	64	51
- 2. *depreciation of assets held under concession (freely transferable)*	15	12
Total depreciation and amortization	100	82
Provisions for risks and charges	6	4
Write-down of receivables included in current assets	12	5
Total depreciation, amortization, provisions and write-downs	118	91

In particular "Amortization and depreciation" total 100 million euro (82 million euro in the first quarter of the previous year), reporting an increase of 18 million euro. The change is mainly attributable to the acquisition of the Monfalcone thermoelectric plant and the plants of the Calabria hydroelectric plants, which have been consolidated since July 1, 2009, following the spin-off of the business from E.ON Produzione S.p.A. in favour of A2A Produzione S.r.l., and to the depreciation of the Gissi thermoelectric plant, which in the first quarter of 2009 only charged depreciation on one unit, as the other one started up production in the second quarter of 2009. The application of IFRIC 12 involved reclassifying 12 million euro of the depreciation for the first quarter of 2009 to amortization.

"Provisions for risks and charges" amount to 6 million euro (versus 4 million euro in the first quarter of 2009) and refer to provisions for outstanding disputes with social security entities, to local taxes, as well as to provisions for disputes with employees and third parties.

"Write-down of receivables included in current assets" amount to 12 million euro (5 million euro in the first quarter of 2009). The increase during the year reflects the problems companies and private individuals have had to honour their obligations on a timely basis due

to the general economic conditions. The Group has therefore adjusted the estimated realisable value of receivables, for prudence sake, especially for companies that sell to end-customers, which are more exposed to insolvency risk.

33) Net operating income

Net operating income amounts to 151 million euro (260 million euro in the first quarter of 2009).

34) Financial balance

The "Financial balance" shows a negative balance of 35 million euro (negative for 52 million euro in the first quarter of 2009).

Details of the more important items are given below:

Financial balance - *Millions of euro*	03 31 2010	**03 31 2009**
Financial income	2	**8**
Financial expenses	(58)	**(72)**
Affiliates	21	**12**
Total financial balance	**(35)**	**(52)**

"Financial income" amounts to 2 million euro (8 million euro in the first quarter of the previous year). The decrease, equal to 6 million euro, is mainly due to lower positive valuation of the fair value of the derivative associated with the bond loan of 500 million euro.

"Financial expenses", which amount to 58 million euro, have decreased by 14 million euro compared with March 31, 2009 and consist of:

- 19 million euro (11 million euro in the first quarter of 2009) of the negative fair value of the bond loan of 500 million euro accounted for in accordance with the fair value option method, and of the negative valuation of the fair value of derivatives on revolving credit lines, on the loan granted by Cassa Depositi e Prestiti and on the bond loan of 1,000 million euro;

- 39 million euro of expenses of financial liabilities (61 million euro in the first quarter of 2009). The following table should help understand the situation better:

Expenses on financial liabilities - *Millions of euro*	03 31 2010	**03 31 2009**
Interest on bond loans	26	14
Interest charged by banks	8	16
Interest on loan granted by Cassa DDPP	1	2
Interest on finance leases	1	1
Other financial expenses	3	28
Total charges from financial liabilities	39	61

Note that the amount for the first quarter of 2009, 61 million euro, included financial expenses for the interest on tax assessments for the recovery of so-called State aid (24 million euro). Without this effect, the net financial expenses at March 31, 2010 would have been substantially the same as in the equivalent period last year.

Lastly, "Affiliates" amount to 21 million euro (12 million euro in the first quarter of 2009).

This caption includes the results of the Group's associates including, in particular, Transalpina di Energia S.r.l., EPCG, Edipower S.p.A., Dolomiti Energia S.p.A., and Metroweb S.p.A..

35) Other non-operating expenses

At March 31, 2010, "Other non-operating expenses" show a zero balance, while they amounted to 40 million euro in the previous year and included non-recurring industrial and financial expenses of the Group.

36) Income taxes

Income taxes - *Millions of euro*	03 31 2010	**03 31 2009**
Current taxes	52	74
Deferred tax assets	1	3
Deferred tax liabilities	(16)	(7)
Total income taxes	37	70

Taxes for the year are calculated as follows, based on current accounting principles and consolidation policies:

- current taxes (IRES and IRAP), 52 million euro;
- deferred tax assets are negative for 1 million euro;
- decrease in deferred tax liabilities of 16 million euro.

In particular, the calculation of taxes at March 31, 2010 reflects the requirements of Decree Law 112 of September 25, 2008, which involved introducing from first half 2008 an IRES surtax of 5.5% for companies that operate in the production and sale of electricity and gas. From July 1, 2009, this surtax has been increased to 6.5% by art. 56.3, of Law 99 of July 23, 2009.

37) Net result from non-current assets held for sale

At March 31, 2010 this caption is positive for 1 million euro and includes the gain generated by the sale of Itradeplace S.p.A. and the result of the period of Retrasm S.r.l..

38) Group net income (loss) for the year

The consolidated net income of the Group, net of minority interests of 9 million euro (7 million euro in the first quarter of 2009), amounts to 71 million euro (in the first quarter of 2009 it amounted to 92 million euro).

Earnings per share

39) Earnings per share

	01 01 2010 03 31 2010	**01 01 2009 03 31 2009**
Earnings per share (in euro)		
- basic	0.0228	**0.0296**
- basic, from operating activities	0.0224	**0.0293**
- diluted	0.0228	**0.0296**
- diluted, from operating activities	0.0224	**0.0293**
Weighted average number of shares in circulation for the calculation of earnings (loss) per share		
- basic	3,105,987,668	**3,105,987,668**
- diluted	3,105,987,668	**3,105,987,668**

Significant non-recurring, atypical or unusual transactions

40) CONSOB Communication no. DEM/6064293 of July 28, 2006

The period under review was not affected by non-recurring items, while the same period last year was influenced by the recovery of alleged State aid from the former AEM S.p.A. and the former ASM S.p.A., which generated a pre-tax non-recurring charge of 64 million euro.

Guarantees and commitments with third parties

Millions of euro	03 31 2010	**12 31 2009**
Guarantee deposits received	382	**393**
Guarantees given	1,097	**1,073**

Guarantee deposits received

The guarantees deposited by subcontractors and guarantees issued by credit institutions to ensure proper execution of work amount to 382 million euro (393 million euro at December 31, 2009).

Guarantees and commitments with third parties

These amount to 1,097 million euro (1,073 million euro at December 31, 2009) and refer to guarantee deposits lodged as security for commitments to third parties.

Secured guarantees given

Note that the shareholding in Metroweb S.p.A. and the convertible bond loan issued by Metroweb S.p.A. of the nominal value of 24 million euro, and held by A2A S.p.A. have been pledged to the banks that finance Metroweb S.p.A.

Note that the Edipower shares owned by A2A S.p.A. (book value 398 million euro) have been given in pledge to a pool of banks for the loans granted by them. At March 31, 2010 the Ecodeco Group has given secured guarantees to third parties for 1.5 million euro in the form of pledges on quotas of subsidiaries (Srl).

Other commitments and risks

In the field of natural gas import contracts of Plurigas S.p.A. there are "take or pay" clauses which envisage an obligation for the buyer to pay for the quantity not withdrawn compared with a set threshold if the non-withdrawals are due to causes not foreseen in the contract, except for the possibility during the course of the contract to recover at certain conditions the volume already partially paid for but not withdrawn.

Guarantees given by A2A S.p.A. in the interest of Ecodeco Group companies

At March 31, 2010, these guarantees amount to 6.2 million euro and were principally given in favour of the Tax Authorities for the repayment of VAT credits pertaining to 2006, 2007 and 2008.

Group companies hold third party assets worth 147 million euro under concession.

Other information

1) Significant events after March 31, 2010

For a description of subsequent events, please read the specific chapter in the interim report on operations.

2) Information on treasury shares

At March 31, 2010 A2A S.p.A. held 26,917,609 treasury shares, equal to 0.859% of the share capital which consists of 3,132,905,277 shares. Unchanged versus at the end of the previous year. At March 31, 2010 the company does not hold treasury shares through subsidiaries, finance companies or nominees.

3) Information on non-current assets available for sale and discontinued operations (IFRS 5)

Note that at March 31, 2010 "Non-current assets held for sale" and "Liabilities directly associated with non-current assets held for sale" include the values deriving from consolidation of the Ecodeco Group, and, in particular, the assets of certain businesses due to be sold, the classification of the shareholding in Alpiq Holding AG, and the reclassification of assets related to the high and very high tension network. as well as the assets and liabilities of Retrasm S.r.l. For further information, see note 12 to the balance sheet.

The following is information on the key balance sheet and income statement figures for the businesses concerned.

Figures at March 31, 2010

Assets and liabilities of companies available for sale *Millions of euro*	Alpiq Holding (figures relate to 5.16%)	Retrasm	Electricity Networks	Ecodeco Group	Total
Non-current assets	403	7	26	-	436
Current assets	-	1	-	2	3
Total assets	**403**	**8**	**26**	**2**	**439**
Non-current liabilities	-	5	-	-	5
Current liabilities	-	2	-	2	4
Total liabilities	**-**	**7**	**-**	**2**	**9**

4) Update of the main legal and tax disputes still pending

EC infringement procedure

On June 5, 2002, the European Commission published decision 2003/193/EC declaring that the three-year exemption from income tax (under art. 3.70 of Law 549/95 and art. 66.14 of Decree 331/1993, converted into Law 427/93) and the advantages deriving from loans (pursuant to art. 9-bis of Decree 318/1986, converted into Law 488/96) granted to publicly-owned companies formed under Law 142/90 were incompatible with EC law, since they were deemed to represent State aid which is banned by art. 87.1 of the EC Treaty. The Commission did not consider the tax exemption on business contributions under art. 3.69 of Law 549/95 to be State aid.

This decision was notified on June 7, 2002 to the Italian State, which appealed against it to the Court of Justice. Subsequently, by order of the Court of Justice dated June 8, 2004, the case was transferred to the Court of First Instance with reference number T-222/04, following the expansion of that court's functions by the Treaty of Nice.

In July 2002, the Commission communicated the decision to the companies concerned, which appealed against it to the Court of First Instance of the European Community on September 30, 2002, pursuant to art. 230.4 of the EC Treaty. Further appeals against this decision have also been filed by other public-sector commercial companies and by Confservizi.

The Italian State did not ask the Court of Justice to suspend execution of the Commission's June 2002 Decision so as not to prejudice the resolution of merit in the event of a refusal. In fact, it is rare for the Court to concede a stay of execution, above all in matters regarding State

aid. The decision is therefore fully effective and binding on the Italian State, which is obliged to recover the aid granted.

On the invitation of the Commission and while continuing to pursue action to overturn the decision, the Italian State has therefore activated a recovery procedure. This process has involved preparation of a survey questionnaire to identify the public-sector commercial companies that have benefited from the above tax exemption, and from loans granted by Cassa Depositi e Prestiti in the years under consideration.

The Italian State's recovery initiatives continued with the predisposition of an amendment to the EC law, which was approved by the Senate on April 13, 2005 (art. 27, Law 62 of April 18, 2005). The measure envisages detailed recovery procedures based on ordinary tax rules to adjust any recovery to the effective existence of recoverable aid (considering the specific circumstances of each position and bearing in mind any outstanding disputes with the tax authorities). In particular, this measure envisages certain declarations on the part of the tax-payer and presumes certain official acts specifying the application methods and guidelines for a correct evaluation of cases of non-application. The guidelines were then amended to make them more precise by art. 1.133 of Law 266 of March 23, 2006 (Budget Law 2006).

Subsequently, following Italy's condemnation by the Court of Justice for the delay in recovering the "aid" (Sentence June 1, 2006, case C – 207/05), Decree 10 of February 15, 2007 (converted into Law 46 of April 6, 2007) made further amendments to the existing recovery procedures.

In this connection, new instructions were issued for the implementation of European Commission Decision 2003/193/EC, with a view to the recovery of aid equivalent to the unpaid taxes and related interest resulting from application of the tax exemption regime envisaged in art. 3.70 of Law 549 dated December 28, 1995, and art. 66.14 of Decree no. 331 of August 30, 1993, a converted with amendments into Law no. 427 of October 29, 1993.

In the first half of 2007, the Tax Authorities sent notices to AEM S.p.A. and ASM S.p.A. - pursuant to Decree no. 10/2007 - in the form of a "communication-injunction" concerning the alleged State aid enjoyed during the moratorium period.

On April 30, 2009, as explained in greater detail below, the Tax Office notified five further assessments in connection with the position of the former AEM S.p.A. and the former ASM S.p.A. pursuant to art. 27, Decree no. 185 of November 29, 2008, as converted with amendments into Law no. 2 and 5 of January 28, 2009, for around 64 thousand euro, including interest.

Decree no. 135 of September 25, 2009 (art. 19) introduced new instructions regarding recovery of the aid mentioned, essentially involving (i) the possible notification of further repayment assessments, (ii) the non-recoverability of any realised capital gains. As a result, on October 2, 2009, the company received six further assessments from the competent offices for the recovery of amounts additional to those already claimed totalling about 220 million euro.

On this basis, the Italian Tax Authorities activated the recovery procedure by means of a fiscal-type assessment without offering any chance to defer or suspend payment.
The guidelines for recovery can be found in the Agenda of the Chamber of Deputies no. 9/01972/071, which was approved at the session held on January 14, 2009. In the guideline, it is explained that the recovery "cannot take the form of a simple tax assessment, without any specific criteria; instead, it has to determine if and how much aid has to be recovered, clarifying in particular that it is recoverable only if actually enjoyed and verifying case by case whether the company has effectively made use of illegitimate state aid that has altered the principles of free competition and companies' freedom of establishment". In line with this concept, "those resources that have already been involved in forms of reimbursement" have to be considered "excluded from the recovery measure".
In exercising the powers granted, the Tax Authorities should have identified, in the specific circumstances, the actual enjoyment of illegitimate state aid that has not already been reimbursed. Given that the lawsuits involving the merging company AEM S.p.A. (now A2A S.p.A.) and the merged company ASM S.p.A. are the subject of separate proceedings at the Court of First Instance of the European Community and have different positioning in relation to the "communication-injunction" and other assessments, the two situations are explained separately for the sake of clarity.

Former AEM S.p.A. (now A2A S.p.A.)

In the action promoted by AEM S.p.A., on January 6, 2003, the Commission filed an objection claiming that it could not accept the appeal. AEM promptly replied before the legal deadline. The Court set the meeting concerning the objection claiming that it could not accept the appeal by order dated August 5, 2005. On March 15, 2006, AEM filed a brief in relation to the judgement pending before the Court of First Instance. On February 28, 2008, the Court of First Instance communicated to AEM its intention to combine (only for the oral phase) the various lawsuits being brought by AEM, Confservizi, other public-sector commercial companies and the Italian Government, asking for the opinions of the parties concerned.
On March 6, 2008, AEM communicated to the Court that it would welcome a move to combine the various lawsuits and, apparently, the other appellants also responded in the same way. The final hearing was held on April 16, 2008 and, by a ruling dated June 11, 2009, the Court of First Instance declared that the appeal presented by AEM was admissible, but rejected it on merit - as for those presented by the other appellants - taking the view that the measure in question constituted State aid that was banned under art. 87.1 of the EC Treaty, and therefore confirming the decision made by the Commission. AEM impugned this sentence on a timely basis before the European Court of Justice.
With reference to art. 27 of Law 62 of April 18, 2005, AEM S.p.A. has carefully complied with the obligations placed on the former municipal utilities that are contained in the recovery

regulations and related enabling instructions.
On October 27, 2005 the Tax Authorities visited the head office of AEM S.p.A. to acquire documentation to check the correctness of the figures declared in the tax returns presented in accordance with art. 27 of Law 62. The visit was merely to ascertain and finalise the amount of any taxes that were to be reimbursed. AEM S.p.A. gave the inspectors an ample statement on how the tax returns were compiled. Even if all possible forms of legal protection failed, it was deemed reasonable to assume that the Italian government's recovery actions would have involved revoking the benefits granted in different ways, depending on the public service sectors concerned. In particular, it was assumed that such action would have taken account of the actual degree of competition during the period of the measures being contested and, therefore, of the extent to which it may have been distorted.
In this regard, AEM's appeal explained that, during the 1996-1999 period examined by the Commission, the Company operated in sectors such as electricity and gas that were not opened up to competition, and in which AEM S.p.A. did not take part in any tenders for provision of the related services (an observation that has subsequently been repeated to the Court of Justice).

In light of the uncertainty regarding the outcome of the recourses and the ways in which the Commission's Decisions would be applied, the Company thinks it possible, but not probable, that it risks having to hand back all of the aid received if the result of the entire appeal procedure turns out to be negative: consequently, no provisions were made for this matter in any of the financial statements approved up to December 31, 2006. This decision took account of objective uncertainties that make it impossible to obtain a sufficiently reasonable estimate of the charges that would be borne by AEM S.p.A. as a consequence of the above Decision.
Lastly, the majority of the profits distributed by AEM S.p.A. during the tax moratorium period were paid to the Municipality of Milan, which is part of the Public Administration. AEM S.p.A. did not receive any assisted loans from Cassa Depositi e Prestiti under the laws mentioned during the period considered by the Commission.
On March 30, 2007, the Milan 1 Tax Office notified four assessments, or "communication-injunctions" under Decree no. 10/2007, relating to the aid alleged to have been used during the periods 1996, 1997, 1998 and 1999.
The amounts requested in these assessments, totalling 4.8 million euro inclusive of interest, were based on the Company's declaration made July 2005, except for the disallowance of the effect of applying the so-called "tombstone" tax amnesty under Law no. 289/2002.
Pursuant to Decree 10/2007, the amounts established but not paid over are subject to forcible collection via inclusion on the tax roll; the rules do not permit any extended payment terms or suspensions, not even in the event of appeal.
Having taken note of these communications, and considered Decree Law 10/2007 and related conversion law and checked that the amounts requested agree with those originally declared,

the Company decided on April 27, 2007 to pay.
As a result of the above, the amounts paid were included in the 2007 accounts under "Financial expenses" and "Other non-operating expenses".
In any case, the arguments presented by the Company before the European Court of Justice against the Decision of the EU Commission of June 5, 2002 remain valid; these arguments have been reproposed before the Court of Justice. If the actions taken before the European Court of Justice are successful, the amounts paid by the Company should be reimbursed since the concept of aid recovery would not be valid. To protect its interests, the Company decided to appeal against these communication-injunctions to the competent tax jurisdiction. The Provincial Tax Commission of Milan - Section 21 rejected these appeals in ruling no. 8 of January 25, 2008 and the sentence that establishes the amount of the recoverable aid is now definitive.
On April 30, 2009, the Tax Authorities notified three assessments, issued under art. 24 of Decree 185/2008, for the recovery of alleged State aid that conflicts with EC regulations and the earlier decision of the European Commission. Appeals against these assessments have been filed with the Milan Provincial Tax Commissioners, where the case is still pending.
Based on current law, the amount requested, namely a total of 23 million euro, had to be paid within thirty days of notification of the provision, so A2A S.p.A. made the payment on May 8, 2009.
On June 11, 2009, the European Court of First Degree issued its sentence on the lawsuit no. T-301/02 brought by the former ASM, rejecting its appeal. An appeal against this ruling has been filed with the European Court of Justice. As mentioned, on October 2, 2009, the Tax Authorities notified four assessments, issued under art. 19 of Decree 135/2009, for the further recovery of alleged State aid to the former AEM that conflicts with EC regulations.
Having paid a total of 184 thousand euro on October 22, 2009 - to avoid the charges involved in being entered on the tax rolls and the accrual of further interest - the Company appealed against these notices before the Milan Provincial Tax Commission, which discussed the merit of the case on January 19, 2010 and declared itself in favour with sentence 137/01/10.
The Milan 1 Office of the Lombardy Tax Authorities filed an appeal against this sentence on April 9, 2010. A2A S.p.A. will oppose the appeal by filing its defence arguments.

Former ASM S.p.A. (from January 1, 2008 absorbed by A2A S.p.A.)

As regards ASM's position, the company has also impugned the decision before the Court of First Instance in Luxembourg with an appeal filed on its own account on January 2, 2003 and "ad adiuvandum" in support of AEM S.p.A. and AMGA S.p.A.
ASM felt that the European Commission's decision 2003/293/CE of July 5, 2002 could not be applied to it because of the particular nature of its situation: during the period under consideration, the services provided by ASM in its areas of operations were not open to the

market and to free competition.
On January 6, 2003 the Commission filed an objection claiming that it could not accept the appeal. ASM S.p.A. promptly replied before the legal deadline. The Court set the meeting concerning the objection claiming that it could not accept the appeal by order dated August 5, 2005.
On February 28, 2008, the Court of First Instance communicated to ASM its intention to combine (only for the oral phase) the various lawsuits being brought by ASM, Confservizi, other public-sector commercial companies and the Italian Government, asking for the opinions of the parties concerned. ASM communicated to the Court that it would welcome such a move to combine the various lawsuits.
The final hearing was held on April 16, 2008 and, by a ruling dated June 11, 2009, the Court of First Instance declared that the appeal presented by ASM was admissible, but rejected it on merit - as for those presented by the other appellants - taking the view that the measure in question constituted State aid that was banned under art. 87.1 of the EC Treaty, and therefore confirming the decision made by the Commission. An appeal against this ruling has been filed with the European Court of Justice.

The companies of the ASM Group involved in the recovery procedure (ASM, also on behalf of BAS and ASVT), in accordance with the request contained in art. 27 of Law 62 of April 18, 2005, sent the declaration required by art. 27 of the said law for each of the periods affected by the tax moratorium.
BAS Bergamo, which was absorbed with effect from May 18, 2005, and ASVT had negative taxable income during the years in which the moratorium applied, so it is probable that no tax will be due. In April 2007, ASM received a communication-injunction under art. 1 of Decree 10/2007 from the Brescia Tax Office for the periods 1998 and 1999. Based on the opinion of its own tax consultants and experts in EC law, ASM pointed out to the Brescia Tax Office that the communication-injunction that it had received was contrary to the provisions of this decree both in content and in amount.
At the same time, ASM appealed to the Brescia Court for this injunction to be declared null and void; it also asked for a court order suspending payment.
On May 23, the Tax Office acknowledged that ASM's arguments were correct and cancelled the communication-injunction to pay. In any case, the arguments presented by the Company before the European Court of Justice against the Decision of the EU Commission of June 5, 2002 remain valid; the same arguments are being reproposed before the Court of Justice.
In light of the uncertainty regarding the outcome of the recourses and the ways in which the Commission's Decisions would be applied, the Company thinks it possible, but not probable, that it risks having to hand back all of the aid received if the result of the entire appeal procedure turns out to be negative: consequently, no provision has been made for this matter in any of the financial statements approved up to now.

While waiting for the question to be decided, the Shareholders' Meeting of ASM has resolved not to consider distributable an amount of 13 million euro representing a portion of the free reserves formed during the period of the "tax moratorium".
On April 30, 2009, the Tax Authorities notified two assessments, issued under art. 24 of Decree 185/2008, for the recovery of alleged State aid to the former ASM that conflicts with EC regulations. Appeals against these assessments have been filed with the Milan Provincial Tax Commissioners.
Under current regulations, the amount requested, 41.6 thousand euro, had to be paid within thirty days of the provision being notified, so A2A paid on May 8, 2009. On June 11, 2009, the European Court of First Degree issued its sentence on the lawsuit no. T-180/03 brought by the former ASM, rejecting its appeal. An appeal against this ruling has been filed with the European Court of Justice. As mentioned, on October 2, 2009, the Tax Authorities notified two assessments, issued under art. 19 of Decree 135/2009, for the further recovery of alleged State aid to the former ASM that conflicts with EC regulations.
Having paid a total of 35.8 million euro on October 22, 2009 - to avoid the charges involved in being entered on the tax rolls and the accrual of further interest - the Company appealed against these notices before the Milan Provincial Tax Commission, which discussed the merit of the case on January 19, 2010 and declared itself in favour with sentence 137/01/10.
The Milan 1 Office of the Lombardy Tax Authorities filed an appeal against this sentence on April 9, 2010. A2A S.p.A. will oppose the appeal by filing its defence arguments.

ACEA S.p.A / AEM (now A2A S.p.A.)

Via a writ served on August 1, 2006, ACEA S.p.A. summoned EDF (Electricité de France S.A.) and AEM S.p.A. (now A2A S.p.A.) to appear before the Rome Court on March 15, 2007 to ascertain whether AEM and EDF (and/or their subsidiaries) had exceeded the maximum limit of 30% set by DPCM (Prime Minister's Decree) on November 8, 2000 for public-entity participation in the share capital of the GenCo "Eurogen" (subsequently merged and now "Edipower"), thereby carrying out an illicit act that could be considered unfair competition vis-à-vis ACEA, which complied with the said limit in its participation in the share capital of the GenCo "Interpower".
Once this had been ascertained, ACEA asked for AEM and EDF to be sentenced (a) to pay compensation for the damages suffered by ACEA as a result of the unfair competition on the part of EDF and AEM, and (b) to sell their participations in Edipower so as to reduce them to the maximum limit of 30%. Lastly, ACEA asked for AEM and EDF to be prevented from withdrawing and/or using the electricity in excess of the permitted 30% limit and for the sentence to be published in the main Italian daily newspapers.
the plaintiff has also summoned the following companies, though without asking them specific questions: WGRM Holding S.p.A., Delmi S.p.A., Edipower S.p.A., Edison S.p.A., AEM

Torino S.p.A., ATEL, Transalpina di Energia S.r.l. and Italenergia Bis S.p.A..
In the summons, ACEA submitted that – in implementation of the "Bersani Decree" – Enel had to transfer around 15,000 MW of its own installed power to three distinct GenCo's set up specifically for this purpose. These three GenCos are called "Eurogen" (now Edipower), "Elettrogen" and "Interpower". The DPCM of November 8, 2000 subsequently laid down that, for a period of 5 years, the share capital of these GenCos could be held by public entities, including business entities, or by Italian or foreign public enterprises to an extent not in excess of 30%.
In March 2002, Eurogen, i.e. the second GenCo, was bought – continues ACEA – by the Edipower consortium, comprising among others AEM and Edison and, after merger with Edipower, became known as "Edipower".
According to ACEA, in the case of Edipower the maximum limit of 30% had been amply exceeded by AEM and EDF, both entities that - in ACEA's opinion - should be considered "public" as EDF is wholly owned by the French State and AEM is controlled by the Municipality of Milan. Again according to ACEA, the share capital of Edipower suffers from the interference of an overall public shareholding held by AEM and EDF, partly via their joint control of Edison, in excess of the maximum limit of 30% established by the DPCM of November 8, 2000. This situation – ACEA adds – was also pointed out by the Competition Authority, which issued a report on the matter in accordance with arts. 21 and 22 of Law 287/1990 on July 7, 2006.
Having said this, ACEA also made the point that AEM and EDF were its competitors, operating in the same electricity market, emphasising that the fact that AEM and EDF, partly via Edison, had exceeded the 30% limit for holdings in GenCos which gave them an illicit competitive advantage over ACEA which, being controlled by the Municipality of Rome, had always complied with its obligations under the DPCM of November 8, 2000, including that regarding participation in the share capital of another GenCo. This competitive advantage, which derives from the fact that it has a higher market share than the law permits, was the result of conduct on the part of AEM and EDF which - in ACEA's opinion - qualified as unfair competition in accordance with art. 2598.3 of the Italian Civil Code or, in any case, as an illicit act according to art. 2043 of the Italian Civil Code.
Lastly, ACEA preannounced, but for the moment has not proposed, requests to the Court for suitable measures to anticipate the effects of the future sentence.
In an autonomous intervention during the court case, Endesa Italia S.p.A. substantially reiterated the plaintiff's questions to the defendants. However, Endesa's intervention statement, which was filed at the Milan Court in January 2007, has still not been communicated or notified to the defendants.
On May 4, 2007, the defendants AEM and EDF decided to take legal action together with some of the other companies mentioned above as co-defendants.
To start with, AEM raised two objections regarding the jurisdiction and territorial lack of

competence of the Rome Court.
In this regard, AEM maintained above all the lack of foundation of the plaintiff's argument, according to which AEM allegedly had a stake in a GenCo's capital of more than 30%, thereby exceeding the threshold established by the DPCM of November 8, 2000. This argument does not correspond to the truth because AEM maintained its 16% interest, and this circumstance was not altered by its indirect investment in Edison, which is a totally separate legal entity from AEM.
AEM then affirmed that it was impossible to even imagine a violation of the DPCM by AEM, as this decree is not legislative or regulatory in character. Given that the DPCM is merely an administrative deed, not a legislative one, its effects and provisions are only binding on its specific target, namely the subject responsible for disposing of the GenCos (Enel) and not on any of the other entities taking part in the disposal procedure. The Edipower consortium and, in turn, its shareholders took on contractual obligations vis-à-vis Enel (and the Ministry) and only them; but this cannot give rise to a violation of the DPCM, so there cannot be grounds for claims by third parties against AEM regarding the provisions of the decree.
AEM did not commit any violation of the competition rules, nor any breach of contract as per art. 2043 of the Italian Civil Code as the deed being contested by the plaintiff (indirect acquisition of an investment in Edison) in itself does not constitute an illegal act, as the shares were bought on the Stock Exchange at the current market price in accordance with sector regulations.
Furthermore, this deed does not constitute an illicit act again the competition rules because it did not give rise to a competitive advantage for AEM, nor to a competitive disadvantage for ACEA. In particular, AEM has contested the plaintiff's arguments, maintaining that the change in Edison's shareholder structure did not in any way translate into a real competitive advantage, nor did it entail any change in its availability of energy resources deriving from the plants of the GenCo Edipower. In fact, AEM currently has the same energy availability, in terms of both production and sales, that it had at the time that it joined the Edipower consortium, so it is totally wrong to talk about competitive imbalance caused by the indirect acquisition of the investment in Edison.
With regard to the alleged damages suffered by ACEA, for which compensation is claimed, it turns out that the purported damage to the plaintiff's equity cannot be attributed to AEM even in the abstract, since in substance the complaint is that it cannot have a higher stake in the GenCos - for which AEM has no responsibility. The truth is that the plaintiff is now claiming, illegitimately, to pass on to its competitors, AEM and EDF, the allegedly damaging effects of the provisions contained in the DPCM. In any case, the items of damage mentioned by the counterparty are obviously vague and without any element of proof to back them up.
Lastly, AEM has contested ACEA's request to condemn EDF and AEM to sell their investments to reduce them in total to under the 30% threshold and to prevent AEM and EDF from

withdrawing and/or using the electricity in excess of the permitted 30% limit. These requests are to be considered null and void as the object is excessively generic and vague; in any case, they are inadmissible as five years have nearly passed since the date of disposal of the GenCo, being the period for which the DPCM applied the 30% limit. Once this five year period is over, no illicit situation can exist, which means that the case can only revolve around a question of compensation for damages.

As for Endesa's intervention, AEM contested that its appearance was contrary to legal procedure and therefore inadmissible; subordinately, it asked the Judge to grant the time period envisaged in art. 163 bis of the Code of Civil Procedure to permit an adequate response, by adjourning the first hearing. At the first hearing on May 24, 2007, the Judge allowed the defendants to file a reply to the statement made by Endesa; AEM filed its reply on October 4, 2007.

Proceedings were then adjourned to be discussed at the hearing on October 24, 2007. After this hearing, the Judge granted the parties the legal period to file their statements in accordance with art. 183.6 of the Code of Civil Procedure and scheduled the next hearing for June 26, 2008, during which the case was adjourned for discussion on November 6, 2008. Note that the hearing was first adjourned by the Honorary Judge to March 19, 2009 and then to January 21, 2010, given that no Judge had yet been allocated to the case.

The parties have now reached a settlement whereby ACEA gives up its legal action about EDF versus only A2A, limited to ACEA's part of the responsibility, continuing in its claims against EDF and the other parties being sued, other than A2A, for the entire amount requested in court, repaying A2A for the legal expenses incurred, by waiving execution of an injunction for around € 220,000.00 obtained by ACEA in a separate lawsuit.

Consul Latina c/BAS

The purchase of the investment in HISA by BAS was made through a local consultant called Consul Latina.

Given that the wording of the contract was not totally clear and the fact that BAS on its own did not buy 100% of HISA, BAS did not pay the fee due to Consul Latina, which sued for payment in 1998. The lawsuit is still in underway with various procedural objections, some recent, such as the fact that all court proceedings after May 18, 2005 were declared null and void for lack of right of attorney; a problem that has been resolved subsequently.

In the appeal ref. EXP 82218, Sentence 3697/3000 dated May 9, 2008, Consul Latina requested that the proceedings be declared void given that the lawyers had no powers and claiming damages due to a delay in the filing of documents by BAS in 2008; the court refused all these claims, recognising that ASM took over from BAS. The judge also refused the appeal ref. EXP 90779, Sentence 5317534 dated May 20, 2005, in which Consul Latina claimed that Avv. De Florio had no powers of representation at the hearing held in August 2005 due to the

absorption of BAS by ASM.

On November 10, 2008, attempted to file a new claim against BAS, EXP 095148, requesting information about Enerfin S.r.l. in liquidation, designed to find out if ASM was still a shareholder and, if not, the selling price obtained. Apparently, the way in which Consul Latina notified this request was considered inadequate by the Court.

We have been informed by the lawyer, Mr De Florio, that, according to Consul Latina, the amount payable on May 10, 2007 was $1,872,000, calculated on a principal of $720,000 plus interest of 1% from April 1999.

As of that date, a possible offer by ASM to settle the dispute for $400,000 was not considered acceptable.

In a more recent communication (November 18, 2008), the lawyer reiterated that the coefficient to be applied to the value of the principal to understand the sum due by BAS in the event of losing the lawsuit was 27.22%. He also confirmed that, over the last two years, the interest rate applicable to commercial settlements had remained the same at 1.55%.

In May 2009, the lawyers filed new documents but without outcome.

On November 16, 2009, the judge condemned A2A to pay a fine of 300 pesos per day from May 6, 2009 for not having provided the information required about the sale on that date; the lawyers appealed immediately and for this reason no fine has yet been paid.

In the lawyers' opinion, the sentence will be quashed; if this does not happen, the fine accruing up to February 2010, the date of the last deed deposited as part of the appeal, came to $ 22,265.

In February 2010, A2A renewed the mandate of the Garrido Law Office to find a way of settling the original lawsuit brought by Consult Latina and take the necessary steps to revoke the pledge filed by Consul Latina on HISA's subsidiaries. The Court's decision is still awaited.

ENEL / AEM - Electricity (controlled by A2A S.p.A.)

Via a writ served in 2001, ENEL requested annulment of the decision made by the Board of Arbitrators appointed in accordance with Decree 79 of March 16, 1999 (the so-called "Bersani Decree"), which set at Lire 820 billion the price to be paid to ENEL for the sale to AEM Elettricità S.p.A. (now A2A Reti Elettriche) of the power distribution business in the municipalities of Milan and Rozzano.

AEM Elettricità asked for ENEL's request to be rejected, as the arbitrators' decision could not be considered manifestly unfair or erroneous in accordance with art. 1349 of the Italian Civil Code. AEM Elettricità in turn filed a claim asking for ENEL to be sentenced to pay compensation for the damages caused by the delay with which ENEL implemented the sale of the business, as imposed by the law.

In AEM Elettricità's opinion, the judge would only be able to change the arbitrators' decision if it appeared to be "manifestly unfair or erroneous", as confirmed by an expert witness's report

which the judge has ordered".

The Court-appointed expert witness carried out a laborious review of the situation, making numerous adjustments, and in the end established a figure of about 66 million euro as the higher value of the business, net of the damages that the witness recommended should be awarded to AEM Elettricità.

By a sentence filed on June 9, 2008, the Milan Court set a new price for the business based on the indications of the expert witness (Lire 990,856,000,000) and rejected the claim for damages made by AEM Elettricità. According to the Court, the difference between the expert witness's valuation and that carried out by the Board of Experts was such as to make the latter blatantly unfair. In other words, the Judge felt that he could fully trust the conclusions reached by the expert witness appointed by the Court, even though some of the choices made appeared to be the result of exercising in a different way the technical discretion that is inherent in valuations, leading to a very different result from that reached by the Board of Experts. The Judge also based his decision on certain affirmations made by the expert witness regarding the "inappropriate nature" of certain parameters used by the Board of Experts.

Considering the price established by the Board of Experts to be unfair, the Judge also rejected the claim made by AEM Elettricità for damages caused by the delay in transferring the business. In fact, according to the Judge, ENEL was justified in not transferring the business as the price was unfair.

There are various objections that can be made to this sentence.

To start with, we do not agree that the price established by the Board of Experts was affected by errors, or that it was unfair. The Board consisted of illustrious professors with years of experience in company valuations, so the fact that the Judge simply replaced their calculation with the one performed by the expert witness is totally unsatisfactory. From another point of view, there appears to be no justification for rejecting the request for damages because of the delayed transfer of the business, given that ENEL could quite easily have handed it over - as in fact it did - while at the same time asking for a fairness review of the price set by the Board of Experts.

A2A has appealed against the Court sentence with a writ served on October 23, 2008; the hearing for the statement of the conclusions is expected on April 5, 2011. Subsequently, with writ served on May 28, 2009, Enel has sued A2A, based on this sentence by the Milan Court (which was not a sentence of condemnation), asking that A2A should be condemned to pay Euro 88,244,342.00, as well as interest at the legal rate and monetary revaluation from October 31, 2002. At the first hearing of this case on November 24, 2009, the plaintiff waived the injunction and the parties are now waiting for the above appeal to go ahead.

An agreement was negotiated with the counterparty during the year allowing any costs to be paid in instalments. This eliminates the risk of the Company having to pay out a sizeable amount all at the one time.

When preparing the 2009 annual report, it was decided, for prudence sake, to maintain the book value of the goodwill relating to the business transferred at 88 million euro, as shown in the business's balance sheet at the time of its transfer, booking the contra-entry to a provision for risks and charges of the same amount and ancillary charges of 24 million euro.

AEEG /ASM S.p.A. (now A2A S.p.A.)

The Authority for Electricity and Gas (AEEG) with resolutions 306/06, 307/06, 308/06, 309/06 and 310/06 of December 20, 2006 fined ASM (now absorbed by A2A) and certain subsidiaries in connection with the way that the gas tariff was built up in the event of customers switching provider.

AEEG fined the companies involved a total of 2.1 million euro. The companies affected by these sanctions paid the amount requested in the first half of 2007, given the compulsory nature of the Authority's decision, but they appealed to the TAR (regional administrative court) against the AEEG's lack of reasons and the iniquity of the fine inflicted compared with the amount charged to customers for switching.

The Lombardy TAR with sentence 323/2008 of January 29, 2008, deposited on February 13, 2008, agreed with the motivations adopted by AEEG on the legitimacy of the fine, but considered it excessive, reducing it for all companies to the legal minimum (Euro 25,822.64).

The State Procurator's Office did not appeal, so the sentence became definitive. The Company has asked for the amounts paid to be reimbursed and declared excessive by the administrative judge.

Investigation on gas measuring devices

There is a nationwide investigation pending at the Public Prosecutor's Office in Brescia concerning the way that gas consumption is accounted for. The investigation involves, among others, a number of A2A Group companies and some of their directors and managers The alleged crime is that of fraud, as well as other matters. The investigation was initiated by the Milan Judicial Authority but then transferred to Brescia for a question of territorial jurisdiction. There were no significant updates on this matter during the period.

A2A / Dott. Buzzi

Mr. Buzzi sued AEM S.p.A. before the Milan Court by a writ served on May 24, 2001.

Mr. Buzzi challenged before the Milan Court the resolutions by which the shareholders' meeting approved the financial statements and authorised the sale by AEM to e.Biscom S.p.A. of the 30.8% stake then held by AEM in Fastweb S.p.A.; at the same time, AEM bought e.Biscom's 33% interest in Metroweb S.p.A. and subscribed for issue of bonds.

AEM appeared at the hearing on November 19, 2003, filing a defence statement.

The hearing at which the parties made an appearance was held on April 20, 2004, whereas the hearing at which the case was debated was held on November 9, 2004. The parties' legal counsel exchanged statements in accordance with arts. 183.5 and 184 of the Code of Civil Procedure. Mr. Buzzi's counsel asked the Judge to admit evidence from witnesses, to request an expert witness's report and to order the acquisition "of the assessment carried out at the time by Morgan Stanley on the valuation of Fastweb and Metroweb for the purposes of the share exchange between e.Biscom and AEM and collateral transactions and Metroweb's financial statements at December 31, 2002 and December 31, 2003". AEM's legal counsel opposed this and at the hearing of February 28, 2005, the Investigating Judge dismissed Mr. Buzzi's requests. Then, considering that the case was ready for a final decision, he set April 4, 2006 as the date for the hearing at which the conclusions would be heard.
With a sentence filed on June 7, 2007, the Judge of the Milan Court rejected the plaintiff's requests, sentencing him to pay all of the legal expenses.
Mr. Buzzi appealed against this decision by the Court, with a writ served on July 10, 2008. The first hearing of the appeal was scheduled for December 9, 2008; the hearing for the statement of the conclusions has been postponed to April 5, 2011.

Arbitration initiated by Ecovolt for breach of the Ostros Energia S.r.l. investment and shareholder agreement

On May 25, 2009, the minority quotaholders of Ostros initiated arbitration proceedings under a settlement clause contained in the Investment Agreement signed with ASM on January 30, 2007, with a view to establishing a breach of the agreement by A2A, given that it had failed to finance the development of Ostros and had not complied with the provisions of art. 2.5 of the Agreement.
These matters were first examined by the parties towards the end of 2008, and legal opinions were obtained.
The Board of Arbitration is made up of Prof. N. Irti, Prof. G. Sbisà and Prof. M. Cera. During the first meeting on March 4, convened to make the obligatory attempt at reconciliation, the board took note of the absence of the parties as the conditions did not exist for a settlement and scheduled for April 26, 2010 the hearing to cross-examine the parties, to this end inviting their legal representatives or informed persons with right of attorney. The board also established November 20, 2010 as the deadline to conclude the arbitration proceedings.

Arbitration Ostros Energia s.r.l. vs Wind Baltic s.a.

Arbitration initiated by Baltic Wind International S.A. before the Milan Arbitration Chamber pursuant to the Framework Agreement dated 1.14.2008
Baltic Wind has requested the arbitrators to confirm non-performance by Ostros and rule that it must settle two invoices issued in 2008 as advance payments for investments in

companies that were developing the wind-power projects that Ostros had the right to purchase, if the outcome of due diligence was positive and all the conditions described in the contract were satisfied.

The following invoices were presented by Wind but not paid by Ostros:

- inv. 5/2008 dated July 16, 2008 - Ramacca Project - 52.2 MW for Euro 1,252,800;
- inv. 4/2008 dated June 7, 2008 - Brognaturo Project - 42 MW for Euro 504,800.

These invoices were issued pursuant to the Framework Agreement signed on January 14, 2008, covering a period of 5 years and intended to facilitate the development of wind power. This Framework Agreement gave Ostros exclusive rights over the projects developed by Baltic Wind, together with an obligation to purchase the quotas of the Wind group companies that were developing the above projects, but only if all the conditions described in the Framework Agreement were satisfied.

The preliminary identification of the wind power projects favoured by Ostros under the terms of the Framework Agreement gave Baltic Wind the right to obtain advance payments against the purchase of the equity investments concerned, subject to other conditions listed in the Framework Agreement; on this basis, Wind issued the above invoices that were not paid by Ostros.

The Board of Arbitration comprises Prof. Avv. Ugo Carnevali (Chairman), Prof. Avv. Angelo Castagnola (appointed by Wind) and Avv. Salvatore Sanzo (appointed by Ostros). The company is defended by Prof. Dalmotto from the University of Turin.

On September 22 the parties presented their first documentation and the second papers will be presented on October 30; the meeting for an attempt at mediation has been fixed for November 16. In the context of the arbitration process, Ostros has explained its reasons for not paying the above invoices and which require rescission on the basis that the contract is excessively onerous, as envisaged in the Framework Agreement.

The parties are trying to reach a settlement on this matter and have communicated this to the Board of Arbitration, which has suspected its activities for the time being.

Arbitration initiated by Ecovolt before the Brescia Arbitration Chamber pursuant to the Articles of Association against Ostros Energia

Ecovolt disputes the resolution adopted at the Shareholders' Meeting held on April 14, 2009, since it involves conflicts of interest and other defects, including issues related to the financial statements.

The entire Board of Arbitration was appointed by the Brescia Chamber of Commerce and comprises Avv. Prof. Schlesinger, Avv. Prof. Consolo and Avv. Prof. Guizzi. Ostros is defended by Prof. Avv. Dalmotto from the University of Turin.

On September 30, 2009 the parties presented their first documentation and the second

papers were be presented on October 20, 2009; the meeting for an attempt at reconciliation was fixed for November 4, 2009.
At this meeting, it was clear that there was no chance of reaching a settlement, so December 5, 2009 was set as a new deadline for submissions; on December 21, 2009, the Board announced that it had postponed the deadline for submissions to April 9, 2010, which is the date for the next hearing, after which the Board will consider the investigatory phase completed and will then issue its decision.

***

As regards the main tax disputes, please note the following:

Tax disputes - AMSA S.p.A. (a subsidiary of A2A S.p.A.)

As a result of the report issued by the Fiscal Police following their tax audit at the beginning of 2006 on the VAT situation for the years from 2001 to 2005, the Tax Authorities issued assessments for all of these years against which appeals were duly filed with the Provincial Tax Commission.

By a sentence dated January 14, 2009, deposited on April 2, 2009 the Provincial Tax Commission considered unfounded the assessment regarding the amount due for 2002; as a result, the Tax Authorities ordered a complete rebate of the tax bill of 485,380 euro that had already been paid by the company.
The tax bill relating to 2003, 635,845 euro, arrived on April 20 and was paid in full by the deadline; an appeal has been filed against the collection charges made.
The tax bills for 2004 and 2005, 968,699 euro, arrived on July 2 and were settled on August 31, after offsetting the tax credit referred to above.
After using 1,604 thousand euro during the year, the balance on the provision at December 31, 2009 comes to 1,343 thousand euro. The appeal relating to 2003 was discussed on October 23 and the sentence in the company's favour was filed on December 29, 2009.
The appeal relating to 2001 was discussed on January 25 and the sentence in the company's favour was filed on April 22, 2010.
the appeals relating to 2004 and 2005 were discussed on February 17 and the company is still waiting for the sentence to be issued by the Provincial Tax Commission for both cases.

A2A Trading S.r.l. - VAT assessments on 2004 Green Certificates

On December 23, 2009 the Milan Tax Office notified to A2A Trading S.r.l. a VAT assessment relating to 2004 for failure to invoice taxable transactions with a consequent request for higher VAT, fines and interest totalling 3.3 million euro.
In particular, with this assessment the Tax Office fined A2A Trading S.r.l. for failure to bill the Tollee (Edipower) alleged sales of green certificates.

After looking into the situation with the other Tollers, we decided that we disagreed with the conclusions of the Tax Authorities. Under the Tolling Contract, the Tollers are, on the one hand, the owners of the raw materials, including the fuel that they sell to the Tollees to produce electricity and, on the other, the titleholders ab origine of the electricity produced. The delivery of green certificates by the Toller to the Tollee cannot in any way be considered a transfer of ownership of the certificates.
This means that there has been no infringement on the part of A2A Trading S.r.l. and no provisions have been made as a result.
A2A Trading S.r.l. has filed an appeal against this assessment, asking for the entire amount to be cancelled.

5) Environmental certificates as contingent assets

At March 31, 2010 the Group has an excess of environmental certificates (Green Certificates, Emission Allowances and White Certificates).

0.4

Attachments to the Interim Report on Operations

1 - List of companies included in the consolidated financial statements

Name *Thousands of euro*	Registered office	Currency	Share capital
Scope of consolidation			
A2A Reti Gas S.p.A.	Brescia	Euro	442,000
A2A Reti Elettriche S.p.A.	Brescia	Euro	520,000
AMSA S.p.A.	Milan	Euro	52,179
ASMEA S.r.l.	Brescia	Euro	22,497
A2A Servizi al Cliente S.r.l.	Milan	Euro	12,405
BAS - Omniservizi S.r.l.	Bergamo	Euro	6,460
A2A Calore & Servizi S.r.l.	Brescia	Euro	150,000
Selene S.p.A.	Brescia	Euro	3,000
A2A Servizi alla Distribuzione S.p.A. (formerly Cogas S.p.A.)	Brescia	Euro	250
A2A Energia S.p.A.	Milan	Euro	520
A2A Trading S.r.l.	Milan	Euro	1,000
Partenope Ambiente S.p.A. (formerly Bas International S.r.l.)	Brescia	Euro	120
A2A Produzione S.r.l.	Brescia	Euro	265,457
A2A Logistica S.r.l.	Brescia	Euro	250
Ecodeco S.r.l.	Milan	Euro	7,469
Aspem Energia S.r.l.	Varese	Euro	2,000
Ostros Energia S.r.l.	Brescia	Euro	3,217
A2A Montenegro DOO	Podgorica (Montenegro)	Euro	300
Bas S.I.I. S.p.A.	Bergamo	Euro	17,166
Aprica S.p.A.	Brescia	Euro	204,698
A2A Coriance SAS	Noisy Le Grand (France)	Euro	32,562
Assoenergia S.p.A. (in liquidation)	Brescia	Euro	126
Abruzzo Energia S.p.A. (1)	San Salvo (Ch)	Euro	130,000
Retragas S.r.l.	Brescia	Euro	34,495
Aspem S.p.A.	Varese	Euro	174
Varese Risorse S.p.A.	Varese	Euro	3,624
Montichiariambiente S.p.A.	Brescia	Euro	1,500
Camuna Energia S.r.l.	Cedegolo (Bs)	Euro	900
A2A Alfa S.r.l.	Milan	Euro	100
Plurigas S.p.A.	Milan	Euro	800
SEASM S.r.l.	Brescia	Euro	700
Proaris S.r.l.	Milan	Euro	1,875
Delmi S.p.A.	Milan	Euro	1,466,868
Asm Servizi S.p.A. (in liquidation)	Brescia	Euro	500
Ecofert S.r.l.	S. Gervasio Bresciano (Bs)	Euro	1,808

See attachment 3 for the Ecodeco Group's shareholdings in subsidiaries.
See attachment 4 for the Coriance Group's shareholdings in subsidiaries.
(*) These percentages take account of the call and put options that can currently be exercised.
(1) An additional 5% interest in the share capital is subject to call and put options which can currently be exercised;
Note that A2A S.p.A. was involved in setting up Società Cooperativa Polo dell'Innovazione della Valtellina, subscribing 5 shares of par value € 50 each.

	% Group holding at 03 31 2010 (*)	Percentage held %	Shareholder	Valuation method
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	Aspem S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	99.98%	99.98%	A2A S.p.A.	Line-by-line consolidation
	99.99%	99.97%	A2A S.p.A.	Line-by-line consolidation
	98.08%	98.08%	A2A S.p.A.	Line-by-line consolidation
	97.76%	97.76%	A2A S.p.A.	Line-by-line consolidation
	94.95%	89.95%	A2A S.p.A.	Line-by-line consolidation
	91.60%	91.60%	A2A S.p.A. (87.27%) A2A Reti Gas S.p.A. (4.33%)	Line-by-line consolidation
	90.00%	90.00%	A2A S.p.A.	Line-by-line consolidation
	90.00%	90.00%	Aspem S.p.A.	Line-by-line consolidation
	80.00%	80.00%	Aprica S.p.A.	Line-by-line consolidation
	74.50%	74.50%	A2A S.p.A.	Line-by-line consolidation
	70.00%	70.00%	A2A Trading S.r.l.	Line-by-line consolidation
	70.00%	70.00%	A2A S.p.A.	Line-by-line consolidation
	67.00%	67.00%	A2A S.p.A.	Line-by-line consolidation
	60.00%	60.00%	A2A S.p.A.	Line-by-line consolidation
	51.00%	51.00%	A2A S.p.A.	Line-by-line consolidation
	51.00%	51.00%	A2A S.p.A.	Line-by-line consolidation
	47.00%	47.00%	A2A S.p.A.	Line-by-line consolidation

2 - List of shareholdings carried according to the equity method

Name	Registered office	Currency	Share capital (*)
Shareholdings carried according to equity method			
Transalpina di Energia S.r.l.	Milan	Euro	3,146,000
PremiumGas S.p.A. (formerly A2A Beta S.r.l.)	Bergamo	Euro	120
Ergosud S.p.A.	Rome	Euro	81,448
Ergon Energia S.r.l. in liquidation	Milan	Euro	600
Metamer S.r.l.	San Salvo (Ch)	Euro	650
Asm Novara S.p.A.	Brescia	Euro	1,000
Bergamo Servizi S.r.l.	Sarnico (Bg)	Euro	10
SET S.p.A.	Toscolano Maderno (Bs)	Euro	104
e-Utile S.p.A.	Milan	Euro	1,000
Azienda Servizi Valtrompia S.p.A.	Gardone Valtrompia (Bs)	Euro	6,000
Ge.S.I. S.r.l.	Brescia	Euro	1,000
Centrale Termoelettrica del Mincio S.r.l.	Ponti s/Mincio (Mn)	Euro	11
C'è Gas S.r.l. in liquidation	Cernusco s/Naviglio (Mi)	Euro	10
Serio Energia S.r.l.	Concordia s/Secchia (Mo)	Euro	1,000
Visano Soc. Trattamento Reflui Scarl	Brescia	Euro	25
Alagaz S.p.A.	St. Petersburg (Russia)	USD	24,000
LumEnergia S.p.A.	Lumezzane (Bs)	Euro	300
Coges S.p.A.	Bassano Bresciano (Bs)	Euro	1,100
Società Servizi Valdisotto S.p.A.	Valdisotto (So)	Euro	6,420
Zincar S.r.l. in liquidation	Milan	Euro	100
Sviluppo Turistico Lago d'Iseo S.p.A.	Iseo (Bs)	Euro	1,194
Metroweb S.p.A.	Milan	Euro	20,180
ACSM-AGAM S.p.A.	Monza	Euro	76,619
Edipower S.p.A.	Milan	Euro	1,441,300
Utilia S.p.A.	Rimini	Euro	900
Futura S.r.l.	Brescia	Euro	2,500
Prealpi Servizi S.r.l.	Varese	Euro	2,250
Dolomiti Energia S.p.A. (formerly Trentino Servizi S.p.A.)	Rovereto (Tn)	Euro	219,000
Elektroprivreda Crne Gore AD Nikšić (EPCG - Montenegro)	Nikšić (Montenegro)	Euro	958,666
Rudnik Uglja Ad Plejvlija	Plejvlija (Montenegro)	Euro	21,493
Ecodeco Group consolidation (1)			
Coriance Group consolidation (2)			
Total shareholdings			
Shareholdings held for sale			
Alpiq Holding (formerly Atel Holding)	Olten (CH)	CHF	271,899

(*) Share capitals are expressed in thousands of euro.
(1) See attachment 3 for the Coriance Group's shareholdings in subsidiaries.
(2) See attachment 4 for the Coriance Group's shareholdings in subsidiaries.

	Percentage held %	Shareholder	Book value at 03 31 2010	Valuation method
	50.00%	Delmi S.p.A.	2,063,550	Equity
	50.00%	A2A Alfa S.r.l.	1,598	Equity
	50.00%	A2A S.p.A.	63,557	Equity
	50.00%	A2A S.p.A.	616	Equity
	50.00%	A2A S.p.A.	1,400	Equity
	50.00%	A2A S.p.A.	517	Equity
	50.00%	Aprica S.p.A.	119	Equity
	49.00%	A2A S.p.A.	2,238	Equity
	49.00%	A2A S.p.A.	1,757	Equity
	48.86%	A2A S.p.A. (48.48%) A2A Reti Gas S.p.A. (0.38%)	3,288	Equity
	47.50%	A2A S.p.A.	1,511	Equity
	45.00%	A2A S.p.A.	8	Equity
	40.74%	A2A S.p.A.	41	Equity
	40.00%	A2A S.p.A.	585	Equity
	40.00%	A2A S.p.A.	10	Equity
	35.00%	A2A S.p.A.	8	Equity
	33.33%	ASMEA S.r.l.	979	Equity
	32.70%	Aprica S.p.A.	597	Equity
	32.52%	A2A S.p.A.	2,672	Equity
	27.00%	A2A S.p.A.	58	Equity
	23.88%	A2A S.p.A.	466	Equity
	23.53%	A2A S.p.A.	11,876	Equity
	21.94%	A2A S.p.A.	41,579	Equity
	20.00%	A2A S.p.A.	410,639	Equity
	20.00%	A2A Servizi al Cliente S.r.l.	163	Equity
	20.00%	A2A Calore & Servizi S.r.l.	500	Equity
	12.47%	Aspem S.p.A.	661	Equity
	7.90%	A2A S.p.A.	60,537	Equity
	43.70%	A2A S.p.A.	449,388	Equity
	39.49%	A2A S.p.A.	19,067	
			1,817	See attachment. 3
			2,183	See attachment. 4
	5.16%	A2A S.p.A.	402,996	IFRS5

3 - List of companies included in the consolidated financial statements of the Ecodeco Group

Name	Registered office	Currency	Share capital (*)	
Scope of consolidation				
Ecodeco S.r.l.	Milan	Euro	7,469	
Ecodeco Hellas S.A.	Atene	Euro	60	
Ecolombardia 18 S.r.l.	Milan	Euro	658	
Ecolombardia 4 S.p.A.	Milan	Euro	17,727	
Sicura S.r.l.	Milan	Euro	1,040	
Sistema Ecodeco UK Ltd	Canvey Island Essex (UK)	Lst	281	
Vespia S.r.l.	Torino	Euro	10	
A.S.R.A.B. S.p.A.	Biella	Euro	2,582	
Nicosiambiente S.r.l.	Milan	Euro	50	
Ecoair S.r.l.	Milan	Euro	10	
Shareholdings carried according to equity method				
SED S.r.l.	Robassomero (TO)	Euro	1,250	
Bergamo Pulita S.r.l.	Bergamo	Euro	10	
Tecnoacque Cusio S.p.A.	Omegna (VB)	Euro	206	
Bellisolina S.r.l.	Montanaso (LO)	Euro	52	
Total shareholdings				

(*) Share capitals are expressed in thousands of euro.
The share capital of Sistema Ecodeco UK is in sterling.

	% Group holding at 03 31 2010	Percentage held %	Shareholder	Book value at 03.31.2010	Valuation method
					Line-by-line consolidation
	100.00%	100.00%	Ecodeco		Line-by-line consolidation
	91.66%	91.66%	Ecodeco		Line-by-line consolidation
	68.55%	68.55%	Ecodeco		Line-by-line consolidation
	96.80%	96.80%	Ecodeco		Line-by-line consolidation
	100.00%	100.00%	Ecodeco		Line-by-line consolidation
	98.90%	98.90%	Ecodeco		Line-by-line consolidation
	69.00%	69.00%	Ecodeco		Line-by-line consolidation
	99.80%	99.80%	Ecodeco		Line-by-line consolidation
	100.00%	100.00%	Ecodeco		Line-by-line consolidation
		50.00%	Ecodeco	1,182	Equity
		50.00%	Ecodeco	363	Equity
		25.00%	Ecodeco	272	Equity
		50.00%	Ecodeco	-	Equity
				1,817	

4 - List of companies included in the consolidated financial statements of the Coriance Group

Name *Thousands of euro*	Registered office	Currency	Share capital	
Scope of consolidation				
Coriance Sasu	Noisy Le Grand - France	EURO	5,407	
Aulnay Energie Services Sasu	Aulnay-sous-Bois - France	EURO	610	
Calo Rem Sasu	Manosque - France	EURO	40	
Castres Energie Services Sasu	Castres - France	EURO	38	
Mebois-Montrond Bois Energie Sasu	Montrond-Les-Bains - France	EURO	40	
Andrezieux Boutheon Energie Services Sasu	Andrezieuz-Boutheon - France	EURO	40	
Energie Meaux Sasu	Meaux - France	EURO	3,050	
Les Mureaux Energie Sservices Sasu	Le Mureaux - France	EURO	40	
Societé Thermique De Villiers Le Bel Gonesse Sasu	Villiers-Le-Bel - France	EURO	150	
Blanc Mesnil Energie Services Sasu	Le Blanc Mesnil - France	EURO	40	
Chelles Chaleur Sasu	Chelles - France	EURO	369	
Drome Energie Services Sasu	Pierelatte - France	EURO	40	
Eneriance Sasu	Toulouse - France	EURO	150	
Ris Enerige Services Sasu	Ris Orangis - France	EURO	38	
Societé Thermique De La Doua Sasu	Villeurbanne - France	EURO	40	
Services Energie Labruguiere Sasu	Labruguière - France	EURO	38	
VLBG Energie Sa	Viliers-le-Bel - France	EURO	781	
Inter Industrie Thermique Sas	Nemours - France	EURO	60	
Sogatherm Sas	Chalett sur Loing - France	EURO	8	
SOFREDITH Société fresnoise de la distribution Thermique SA	Fresnes - France	EURO	229	
Societé Thermique De Salon De Provence Sa	Salon De Provence - France	EURO	39	
Shareholdings carried according to equity method				
Gennedith Sas	Nanterre - France	EURO	85	
Stade Energie Sas	Noisy-le-Grand - France	EURO	153	
Eriva Sas	Montereau - France	EURO	100	
Societé Thermique de Laval Saint Nicolas Sa	Laval - France	EURO	472	
Via Confort Sas	Saint-Etienne - France	EURO	1,100	
Coge Sante Lille Gie	Sant-André-es-lille - France	EURO	(nd)	
Total shareholdings				

	% Group holding at 03 31 2010	Percentage held %	Shareholder	Book value at 03.31.2010	Valuation method
	100.00%	100.00%	A2A Coriance Sas		Line-by-line consolidation
	100.00%	100.00%	CORIANCE Sas		Line-by-line consolidation
	100.00%	100.00%	CORIANCE Sas		Line-by-line consolidation
	100.00%	100.00%	CORIANCE Sas		Line-by-line consolidation
	100.00%	100.00%	CORIANCE Sas		Line-by-line consolidation
	100.00%	100.00%	CORIANCE Sas		Line-by-line consolidation
	100.00%	100.00%	CORIANCE Sas		Line-by-line consolidation
	100.00%	100.00%	CORIANCE Sas		Line-by-line consolidation
	100.00%	100.00%	CORIANCE Sas		Line-by-line consolidation
	100.00%	100.00%	CORIANCE Sas		Line-by-line consolidation
	100.00%	100.00%	CORIANCE Sas		Line-by-line consolidation
	100.00%	100.00%	CORIANCE Sas		Line-by-line consolidation
	100.00%	100.00%	CORIANCE Sas		Line-by-line consolidation
	100.00%	100.00%	CORIANCE Sas		Line-by-line consolidation
	100.00%	100.00%	CORIANCE Sas		Line-by-line consolidation
	100.00%	100.00%	CORIANCE Sas		Line-by-line consolidation
	100.00%	100.00%	CORIANCE Sas		Line-by-line consolidation
	83.00%	83.00%	CORIANCE Sas		Line-by-line consolidation
	83.00%	83.00%	CORIANCE Sas		Line-by-line consolidation
	51.00%	51.00%	CORIANCE Sas		Line-by-line consolidation
	51.00%	51.00%	CORIANCE Sas		Line-by-line consolidation
		26.45%	CORIANCE Sas	235	Equity
		50.00%	CORIANCE Sas	1,222	Equity
		50.00%	CORIANCE Sas	76	Equity
		25.00%	CORIANCE Sas	280	Equity
		49.00%	CORIANCE Sas	370	Equity
		34.00%	CORIANCE Sas	-	Equity
				2,183	

5 - List of financial assets available for sale

Name *Thousands of euro*	Percentage held %	Shareholder	Book value at 03 31 2010
Financial assets available for sale (AFS)			
Infracom S.p.A.	1.57%	A2A S.p.A.	2,011
Immobiliare-Fiera di Brescia S.p.A.	9.44%	A2A S.p.A.	1,101
Autostrade Lombarde S.p.A.	2.50%	A2A S.p.A.	2,484
Autostrade Centropadane S.p.A.	1.63%	A2A S.p.A.	1,386
E.M.I.T. S.p.A.	10.00%	A2A S.p.A.	1,247
ASM S.p.A. (Sondrio)	3.99%	A2A S.p.A.	874
Others:			
A.C.B. Servizi S.r.l.			
Alesa S.r.l.			
ANCCP S.r.l.			
AQM S.r.l.			
AvioValtellina S.p.A.			
Banca di Credito Cooperativo di Calcio e Covo Società Cooperativa			
Bergamo Energia S.p.A.			
Brescia Mobilità S.p.A.			
Brixia Expo-Fiera di Brescia S.p.A.			
Cavaglià Sud S.r.l. (in liquidation)			
CESI			
CO.GE.R. 2004 S.p.A. (in liquidation)			
Consorzio DIX.IT (in liquidation)			
Consorzio Intellimech			
Consorzio Italiano Compostatori			
Consorzio L.E.A.P.			
Consorzio Milano Sistema (in liquidation)			
Consorzio Polieco			
Cramer Scrl			
Curdem			
Emittenti Titoli S.p.A.			
Guglionesi Ambiente S.c.a.r.l.			
INN.TEC. S.r.l.			
Isfor 2000 S.c.p.a.			
S.I.T. S.p.A.			
Soc. di Progetto Brebemi S.p.A.			
Stradivaria S.p.A.			
Tirreno Ambiente S.p.A.			
Total other financial assets			**2,987**
Total financial assets available for sale			**12,090**

0.5 Interim report on operations

Results sector by sector

The business sectors in which the A2A Group operates are as follows:

Energy Sector

This sector's activity is selling electricity and natural gas on wholesale and retail energy markets. The sales and marketing areas have the support of other activities involved in fuel procurement, power plant planning and dispatching, portfolio optimisation and trading on domestic and foreign markets.

Heat and Services Sector

This sector's activity is mainly selling the heat and electricity produced by the cogeneration plants (mostly) owned by the Group. Cogenerated heat is sold through district heating networks. The sector also provides services, such as managing district heating plants owned by third parties (heat management services) and facility management.

Environment Sector

This sector's activity relates to the whole waste management cycle, from collection and street sweeping, to treatment, disposal and recovery of materials and energy. In fact, this sector's activity includes the recovery of the energy content in waste by means of waste-to-energy (WTE) or biogas plants.

Networks Sector

This sector's activity includes managing networks for the transmission and distribution of electricity and for the transport and distribution of natural gas, as well as running the entire Integrated Water Cycle (water captation, aqueduct management, water distribution, sewer network management, water purification). Activities relating to public illumination, traffic

regulation systems, video surveillance services and the management of votive lights in cemeteries and systems design services.

Other Services and Corporate

Corporate services include various activities such as guidance, strategic direction, coordination and control of industrial operations, as well as services to support the business and operating activities (e.g. administrative and accounting services, financial and legal services, procurement, personnel management, information technology, telecommunications etc.). Other services also include video surveillance services, data transmission, telephony and internet access services.

National energy scenario

Electricity

The demand for electricity in Italy during the first quarter of the year came to 80.9 TWh, 1.9% higher than last year. Load coverage was guaranteed 85.5% by domestic production with the remaining 14.5% being covered by imports.
The national power generation came 80.63% from thermoelectric sources, 14.13% from hydroelectric sources and 5.24% from geothermal and wind power sources.
With respect to the same period of the previous year, hydroelectric output has gone down by 13.2%, while wind power has increased by 32%, thermoelectric by 5.9% and geothermal by 2.5%.
The net domestic production rose by 3.3%, whereas the foreign balance declined by 7%.

Natural gas

During the first quarter of the year consumption of natural gas came to 28.8 billion Cm, up by 7.9% on the figures recorded in the first quarter of 2009. The figure confirms the upward trend that began a few months ago after a long period of crisis in consumption since the first half of 2008 with particularly significant impacts in the last quarter of 2009, especially in the industrial sector.

Macroeconomic scenario

In the first quarter of 2010 the world economy appears to be in a less drastic condition compared with many leading forecasts. However, there are substantial differences in the rate of growth between various areas. Strong growth is only being seen in Asia, Brazil and other emerging nations, to which should be added Australia, which exports raw materials that have an economic cycle closely related to that of the Far East.

The United States are enjoying a relatively vigorous rebound, while the recovery of production activity in the Euro-zone is slower, held back by the weakness in internal demand and a still sluggish trend in exports.

The recovery in the Euro-zone could get stronger in the central part of the year thanks to foreign trade, even if internal demand will continue to act as a brake on growth.

The scenario in the United States for 2010 will be boosted by various temporary factors that will make the recovery apparently more dynamic than expected, especially in the first half: the growth expected in 2010 is of 3.2%, in 2011 of 2.8%. The Euro-zone's GDP is expected to grow by 1% in 2010, later strengthening to around 1.6%, but only in 2011 (source: IMF).

The latest forecasts for the Italian economy suggest that 2009, the "annus horribilis", will turn out to be even more negative than previously expected, whereas 2010 has started with the encouraging news of a rebound in industrial output. As a result, the current estimate for GDP growth in 2010 is 0.7% (source: Eurostat).

Inflation in the Euro-zone fell to 0.3% at the end of 2009, but then rose again in the first few months of 2010. Further increases in inflation are expected during the rest of the year, though on average the trend in consumer prices should stay around 1.3%, while it is likely to hit 1.5% in 2011 (source: ECB), remaining amply under the threshold of 2%. The principal factors pushing up inflation are commodity prices and the first hikes in indirect taxation. On the other hand, prices of goods and services should be held down by the underutilisation of resources and rising unemployment.

Overall, having struggled to grow at the end of 2009, the Euro-zone's GDP in first quarter 2010 came to 0.2% according to preliminary EU estimates, the same as for Italy during the same period.

As regards interest rates, we are still seeing the various countries' Central Banks continue their expansive monetary policies in an effort to encourage economic recovery.

The Federal Reserve brought the cost of money to an all-time low of 0.25% in the second half of 2008, keeping it at this level until March 2010. In Europe, the SCB has kept its reference interest rate at the all-time low of 1% that it reached in May 2009.

The upswing in commodity prices, which in the Euro-zone has been accentuated by the weakness of the single currency, has had a negative impact on inflation, which in March rose to 1.4% in Europe. In Italy, inflation during the same period rose by 1.4% on March of the previous year. As for the trend in the euro/dollar exchange rate, 2010 saw constant devaluation on the part of the euro, sliding from 1.43 in January to 1.36 dollars in March (Source: BCE).

Energy market trends

The energy scenario in the first quarter of 2010 featured constantly rising prices for Brent (the point of reference for the fuel market) and for all oil-based commodities.

These rises are due to an increase in demand driven by the growth taking place in the main Asian economies: the Chinese economy, in particular, has started expanding again at growth rates in double digits (12.5% in first quarter 2010 according to the latest estimates), followed by India.

The average dollar price of Brent in the first quarter of 2010 came to 77.3 $/bbl.

Moreover, the euro has depreciated against the dollar compared with the end of 2009, which has made the high price of Brent even worse, with an average value in first quarter 2010 of 55.9 €/bbl.

As regards the scenario for the power exchange, the first quarter of 2010 was characterised by a solid recovery in trading: in the first quarter of 2010, the Italian system saw trades of 81.2 TWh (MGP demand for electricity, source: GME), with an increase of 3.1% on the same quarter last year.

The average level of the PUN (Base Load Single Nationwide Price) for the first quarter of 2010 came to 62.9 €/MWh, a reduction of 17.7% compared with the same period of 2009 (76.5 €/MWh).

The monthly PUN (Base Load Single Nationwide Price) has had a downward trend year-on-year that has been going on for the last 15 months in a row, further eroding operators' margins.

During the first quarter of 2010 the demand for natural gas in Italy rose with respect to the same period of 2009; March posted the sixth and highest consecutive headline rise after all of twelve months of reductions. The demand for natural gas in Italy was 28.9 billion cm, with an increase of 7.9% on 26.8 billion cm in the same period of last year (source: Ministry for Economic Development), returning to the levels last seen in the first quarter of 2008 (28.8 billion cm).

The first quarter saw consumption return to the level last seen in 2008, also driven by the industrial and civil sectors; the latter because of the cold climate. Despite the marked rises in February and March, the thermoelectric sector is still lower than it was in the first quarter of 2008.

In terms of procurement sources, the first quarter of 2010 posted a 1.9% reduction in national production, in line with the trend in recent years, and a 20.3% increase in imports.

Energy Sector

The Energy Sector includes the following activities:

- **Electricity generation:** power plant management through a generation pool of hydroelectric and thermoelectric plants with installed power of 5.6 GW ([1]);
- ***Energy Management*:** the purchase and sale of electricity and gaseous and non-gaseous fuels on national and international wholesale markets; it also handles the procurement of fuel needed to cover the requirements of the thermoelectric plants and customers; planning, programming and dispatching for the electricity generation plants;
- **Sale of electricity and gas:** marketing of electricity and gas to the eligible customer market. It also includes the sale of electricity to customers eligible for "higher protection".

In addition to the activities carried on directly by A2A S.p.A., the Energy Sector also includes the following companies:

Energy	Consolidated companies of the A2A Group	
Thermoelectric and hydroelectric plants	• Abruzzoenergia	• Bas-Omniservizi
Energy Management	• A2A Energia	• Plurigas
Sale of electricity and gas	• A2A Trading	• Aspem Energia
	• Asmea	• A2A Produzione
	• Ostros Energia	

(1) Includes 20% of Edipower's plants.

Recent evolution in the regulations of the electricity sector

Import of electricity

Considering the provisions of the decree issued by the Minister for Economic Development on December 18, 2009 regarding the methods and conditions for the import/export of electricity in 2010 (as well as the conditions for the definition of long-term import contracts for the year 2010) and for communication by Terna to the Ministry and the AEEG of the transport capacity for 2010 of the interconnection lines on the power frontiers with France, Austria, Switzerland, Slovenia and Greece, with resolution ARG/elt 194/09 the Authority approved the rules of access to the interconnection networks drawn up by Terna and the other European network managers and the instructions for congestion management on these infrastructures.

The Authority also says that the proceeds of the transport capacity assignment procedures for 2010 paid to Terna are to be used to reduce the network access fees for all end-customers of the national power system by reducing the fee for the procurement of resources on the market for dispatching services as per art. 44 of resolution 111/06, keeping a record separately of the various items that make it up.

Emissions Trading

In accordance with EU Directive 2003/87/CE, from January 1, 2005 the operators of plants that emit CO2 into the atmosphere have to have an authorisation from the competent national authority and cover their emissions with equivalent rights, part of which issued free of charge on the basis of the Emissions Allocation Plan adopted by each country.

The 2020 EU Plan approved by the European Parliament and Council was published in April 2009. The plan includes three directives concerning the promotion of renewables with a view to satisfying 20% of end consumption by the year 2020; a revision of the ETS (Emissions Trading System) for after 2012 the legislative framework for CCS (Carbon Capture and Storage). The 2009 EC bill contains a mandate for the government to incorporate EU directives (articles 16 and 17).

Production from renewable sources - Guidelines for the Single Authorisation

With resolution ARG/elt 93/09, the AEEG initiated a procedure to improve the predictability of injections of electricity produced by plants fed by non-programmable renewables, relating to production units for which the GSE operates as the dispatching user (units that produce under the CIP 6 regime or that use the dedicated withdrawal method of energy transfer).

With resolution ARG/elt 4/10, the Authority approved the GSE report containing the definitive project and ordered the start-up of implementation, which will also involve the production units for which GSE is not the dispatching user.

With resolution ARG/elt 5/10, the Authority revoked provision 333/07 introducing new rules for the dispatching of electricity produced by non-programmable renewables, foreseeing that the energy not produced should be estimated according to the forecasting model implemented and managed by GSE in accordance with resolution ARG/elt 4/10, as above.

The non-production of wind power will then be remunerated at the zonal price of the day-ahead market and the amount evaluated in this way will be paid by Terna to titleholders of the plants under the dispatching contract.

The related charge is debited to the users of the withdrawal dispatching.

In accordance with art. 12 of Decree 387/03, the Ministry for Economic Development prepared a first draft of the Guidelines for authorising the construction and running of power generation plants fed by renewable sources (the so-called "Single Authorisation"), which was then submitted to operators for consultation; this process was completed on July 3, 2009. The guidelines lay down the deadlines for the single authorisation for the construction and running of the plants, as well as their technical specifications and landscaping. The final measure has not yet been adopted.

Green certificates

In February 2010, GSE established the offer price of its Green Certificates for the current year. This price is 112.82 €/MWh, calculated as the difference between the reference value, established on the first adoption of article 2, para. 148, of the 2008 Budget Law, of 180.00 €/MWh and the average annual selling price of electricity in 2009 as per article 13, para. 3, of Decree 387/03, of 67.18 €/MWh, fixed by the Authority with resolution ARG/elt 3/10.

Cip 6/92
Energy withdrawal price

In accordance with art. 3.12 of Decree 79/99, GSE withdraws and remunerates the energy produced by generation plants fed by renewable and assimilated sources that benefit from incentives (including CIP 6/92).

Under art. 2 of the Decree dated November 27, 2009, the electricity withdrawn by GSE on the basis of these forecasts is sold to operators by means of assignment procedures handled by GSE.

Art. 3 of the decree dated November 27, 2009 provides that the sale or assignment price of such electricity (hereafter: CIP 6 price) is 57 euro/MWh for the first quarter of 2010 and will be adjusted during the year by the Authority using methods similar to those adopted for 2009 with resolution ARG/elt 11/09 according to the trend, calculated on a quarterly basis, of the price index as per art. 5 of the Decree dated December 19, 2003 (Approval of the integrated text of the Rules Governing the Power Exchange).

With resolution ARG/elt 9/10, the Authority therefore adopts for 2010 a mechanism for updating the CIP 6 price similar to the one used for 2009 and provides that the CIP 6 price for each quarter of 2010, starting from the second one, should be determined starting from the corresponding price for the first quarter of the same year (set at 57 euro/MWh), according to the ratio between the average PUN for the quarter prior to the one to which the update relates and the average PUN for the last quarter of 2009, based on the formula laid down in the resolution.

GSE will publish the CIP 6 price calculated in this way on its website by the tenth day of the first month of each quarter of 2010, starting from the second.

Assignment of CIP 6 rights for 2010

January saw the publication of the decree of the Ministry for Economic Development for the assignment of CIP 6 energy for 2010. The decree provided for the assignment of 2010 CIP 6 rights for a total of 4,100 MW, 17% of which was reserved for the Single Buyer for the higher protection market.

Following the subsequent publication by GSE on its website of the tender for the assignment of these products, the competitive bidding between applicants led to the assignment to A2A Energia of rights for 127 MW.

Recognition to titleholders of CIP 6 plants of charges relating to 2008 for the purchase of green certificates

For the purposes of recognition for 2008, under Title II, point 7 bis, of CIP resolution 6/92, of the charges deriving from implementing the obligation foreseen in art. 11 of Decree 79/99 (Green Certificates), with resolution ARG/elt 35/10, the Authority determined the unit value Vm recognised for each green certificate: 60.10 euro/MWh.

Provisions concerning deregulation of the electricity market:

Seller Call Center

Implementing art. 30 of the TIQV, the Authority is carrying out a survey of end-customer satisfaction, also for the first half of 2010, aimed at the call centers of the companies that sell electricity and gas. Resolution 1/10 lays down the Operating Instructions for the customer satisfaction survey for the first half of 2010.

Recent regulatory changes in the gas sector

There are no significant provisions worth mentioning.

Quantitative data - electricity sector

Key quantitative data relating to the energy sector are summarised below.

GWh	03.31.2010	03.31.2009	Changes	% 2010/2009
SOURCES				
Net production	3,573	2,980	593	19.9%
- thermoelectric production	2,713	2,325	388	16.7%
- hydroelectric production	860	655	205	31.3%
Purchases	7,077	5,629	1,448	25.7%
- Single Buyer	920	975	(55)	(5.6%)
- Power Exchange	2,668	2,893	(225)	(7.8%)
- foreign markets	2,090	1,186	904	76.2%
- other purchases	1,399	575	824	143.3%
TOTAL SOURCES	10,650	8,609	2,041	23.7%
USES				
Protected market sales	920	975	(55)	(5.6%)
Sales to eligible customers and wholesalers	3,734	3,564	170	4.8%
Sales on the Stock Exchange	3,898	3,245	653	20.1%
Sales on foreign markets	2,098	825	1,273	154.3%
TOTAL USES	10,650	8,609	2,041	23.7%

Note: the sales figures are shown gross of any losses.

In the first quarter of 2010, the Group's total electricity output came to 3,573 GWh, to which has to be added purchases of 7,077 GWh, for a total availability of 10,650 GWh. Group output is up on the same period of last year thanks to the contribution made by the Monfalcone power plant and the Calabria hydroelectric plants acquired from E.ON Produzione on July 1, 2009. This additional output more than offset the lower load factor of the Group's other thermoelectric power stations and the lower level of rainfall in first quarter 2010 compared with the same period of 2009.

There has also been an increase in the electricity traded on both the Italian market and on foreign markets, while the reduction in sales to the protected market was offset by an increase in sales on the retail and wholesale markets.

Quantitative data - gas sector

(Millions of cubic meters)	03 31 2010	03 31 2009	Changes	% 2010/2009
SOURCES				
Procurement	1,935	1,450	485	33.4%
Withdrawals from warehouse	351	495	(144)	(29.1%)
Internal consumption/GNC	(7)	-	(7)	-
TOTAL SOURCES	2,279	1,945	334	17.2%
USES				
End-customers	891	903	(12)	(1.3%)
Thermoelectric	417	389	28	7.2%
Heat	116	23	93	404.3%
Wholesalers	855	630	225	35.7%
TOTAL USES	2,279	1,945	334	17.2%

Note: Quantities are shown in terms of standard cubic metres with an equivalent Gross Calorific Value (GCV) of 38100 MJ on redelivery.

In the first quarter of 2010, compared with the same period of 2009, the volumes procured went up by 485 Mcm, going from 1,450 Mcm to 1,935 Mcm, while withdrawals from stock fell by 144 Mcm, coming in at 351 Mcm in the first quarter of the period under review.

The overall volumes destined for sale to end-customers came to 891 Mcm, in line with the first three months of the previous year.

On the contrary, there has been an increase in the volume of gas destined to wholesaler customers, which went from 630 Mcm in the first quarter of 2009 to 855 Mcm in the same period of 2010.

Income statement

Millions of euro	03 31 2010	03 31 2009	Changes
Revenues	1,336	1,428	(92)
Gross operating income - EBITDA	93	171	(78)
% of revenues	7.0%	12.0%	-
Depreciation, amortization and provisions	(48)	(26)	(22)
Net operating income	45	145	(100)
% of revenues	3.4%	10.2%	-
Investments	7	7	-

In the first three months of the year under review the Energy Sector reported revenues of 1,336 million euro (1,428 million euro at March 31, 2009).

The gross operating income - EBITDA passes from 171 million euro at March 31, 2009 to 93

million euro in the first quarter of 2010. Both the electricity and the gas sectors have contributed to this result.

The gross operating income - EBITDA of the electricity sector, equal to 61 million euro (- 36 million euro with respect to the same period of 2009) has been affected by two factors:

- the decision, for reasons of economic opportuneness, to defer to subsequent quarters the sale of the long position in green certificates and CO_2 allowances, that in 2009 had been carried out in the first quarter of the year (24 million euro);
- the worse performance of the trading activity compared with the first quarter of 2009 when it was possible to take advantage of the opportunities deriving from a widening of the spreads between the prices on the Italian and foreign markets, a trend that reversed in the first quarter of 2010. Over 8 million euro of the 2010 result is attributable to the fair value of positions outstanding at March 31, 2010.

These effects were partially offset by the good performance of the industrial portfolio which, despite the contraction in margins on wholesale markets, showed an improvement in profitability thanks to the greater number of own plants in operation (having added the Monfalcone plant and the hydroelectric plants of Calabria) and higher margins on commercial activities.

The gas sector recorded a gross operating income - EBITDA equal to 32 million euro, a decline of 42 million euro compared with the first quarter of the previous year. This reduction is entirely due to the different hysteresis (or non-reversibility) of the indexing formulas used in the curves of gas revenues and unit costs, a situation that, on the contrary, made a positive contribution to the result in first quarter 2009.

Depreciation, amortization and provisions amounted to 48 million euro (26 million euro at March 31, 2009). This item includes the higher depreciation deriving from the acquisition of the Monfalcone plant and the Calabria hydroelectric plants.

As a result of the above changes, the net operating income - EBIT came to 45 million euro (145 million euro in the first quarter of 2009).

Capital investments during the period amounted to 7.2 million euro and mainly concerned the revamping the hydroelectric plant at Prevalle sul Chiese (2.0 million euro) and extraordinary maintenance works at the Monfalcone thermoelectric plant (replacement of the bridge crane at the coal deposit for 1.3 million euro and extraordinary maintenance of Units 1 and 2 for 1.4 million euro). Extraordinary maintenance was also carried out on the hydroelectric plants in Valtellina (1.2 million euro) and Calabria (0.4 million euro) and on the thermoelectric plants at Cassano D'Adda, Ponti sul Mincio and Gissi (0.9 million euro).

Heat and Services Sector

The Heat and Services Sector includes the activities of cogeneration, district heating and the sale of heat, as well as other activities related to the heat management and facility management services. The following is a short description of these activities:

- **Cogeneration and District Heating:** production, distribution and sale of heat, production and sale of electricity, as well as operation and maintenance on the cogeneration plants and district heating networks;
- **Heat and other services:** management of heating plants owned by third parties and facility management.

The companies listed below are part of the Heat and Services Sector:

Heat & Services	Consolidated company of the A2A Group
Cogeneration plants	• A2A Calore e Servizi
District heating networks	• Proaris
Heat and other services	• Gruppo Coriance
	• Varese Risorse

Key quantitative and economic data of the sector are reported below.

Quantitative data

GWht	03 31 2010	03 31 2009	Changes	% 2010/2009
SOURCES				
Plants:	857	777	80	10.3%
- Lamarmora	322	354	(32)	(9.0%)
- Famagosta	78	80	(2)	(2.5%)
- Tecnocity	35	32	3	9.4%
- Coriance plants	270	217	53	24.4%
- Other plants	152	94	58	61.7%
Purchases from:	554	483	71	14.7%
- third parties	236	231	5	2.2%
- others	318	252	66	26.2%
TOTAL SOURCES (*)	1,411	1,260	151	12.0%
USES				
Sales to end-customers	1,411	1,260	151	12.0%
TOTAL USES	1,411	1,260	151	12.0%

(*) Net of losses.
Note:
- These figures only refer to district heating. They do not include sales of heat.
- These include the quantities of heat purchased from the Environment Sector.

The increase production compared with the first quarter of 2009 is mainly attributable to the contribution of the plants of the Coriance Group and of the cogeneration plant of Varese Risorse (a subsidiary of Aspem S.p.A.).

Income statement

Millions of euro	03 31 2010	03 31 2009	Changes
Revenues	159	165	(6)
Gross operating income - EBITDA	46	51	(5)
% of revenues	28.9%	30.9%	-
Depreciation, amortization and provisions	(15)	(10)	(5)
Net operating income	31	41	(10)
% of revenues	19.5%	24.8%	-
Investments	11	9	2

During the period under review revenues came to 159 million euro (165 million euro at March 31, 2009). The contraction of 6 million euro is attributable to the trend in unit revenues from the sale of heat and electricity that were affected by the decline in raw material prices on international markets, especially in the last few months of 2009. The contraction was partially offset by the higher quantities of heat sold to end-customers, partly due to the cold weather during the initial months of the year.

EBITDA of 46 million euro fell compared with first quarter 2009 because of situations related to the trend in revenues and unit costs for the production of heat, similar to those in the gas sector and the fact that in 2009 the output from the Lamarmora (BS) plant had benefited from the cost of fuel oil which was particularly low for reasons connected with the state of the economy at that time.

Depreciation, amortization and provisions amounted to 15 million euro, 5 million euro higher compared with the same period of the previous year.

As a result of these changes, the net operating income came to 31 million euro (41 million euro in the same period of last year).

Investment in the first quarter of 2010, amounting to 11 million euro, mainly involved the development of the district heating networks for 8 million euro, extraordinary maintenance and development on the plants in Milan, Bergamo, Brescia and Varese areas for 2 million euro, as well as capital expenditure realised by the Coriance Group (1 million euro).

Environment Sector

The Environment Sector includes the activities relating to the entire waste management cycle. These activities are briefly described below:

- **Collection and street sweeping:** cleaning streets and collecting refuse for transport to its final destination;
- **Treatment:** an activity that is carried out in dedicated centres to recover or transform the waste in order to make it suitable for recycling, waste-to-energy and energy recovery or disposal in a landfill;
- **Disposal:** this involves the final disposal of urban and special wastes in combustion plants or landfills, where possible recovering energy through waste-to-energy or exploitation of biogas.

In addition to the activities carried on directly by A2A S.p.A. in this sector, the Environment Sector also includes the following companies:

Environment	Consolidated company of the A2A Group	
Collection and street sweeping	Gruppo Ecodeco	Partenope Ambiente
Treatment	Gruppo Amsa	Aspem S.p.A.
Disposal of waste with energy recovery	Aprica	
	Montichiari ambiente	
	Ecofert	

Recent regulatory changes in the environment sector

Decree 152 of April 3, 2006 "Rules on environmental matters" acts as the regulatory framework for the waste sector, which was revised during 2008 by the so-called "Unified Amendment". The new legislation (also known as the Environment Consolidation Act) has expressly abrogated the Ronchi Decree (Decree 22 of February 5, 1997) with regard to the regulation of waste.

The technical rules laid down in the outgoing regulatory framework on waste disposal still remain in force as part of a transitory system until the rules for implementing the Consolidation Act are issued.

Other waste legislation

Waste Traceability Control System

With DM 12/17/2008, subsequently amended and integrated by DM of February 15, 2010, a Waste Traceability Control System was set up and run by the Carabinieri Section for Protection of the Environment, to permit computerisation of the special waste chain throughout Italy (and of urban waste in the Campania Region).

The system simplifies the procedures and steps to be implemented by waste sector operators, reducing the costs incurred by companies. It also manages in an innovative and efficient manner a complex and variegated process with guarantees of greater transparency, awareness and prevention of illegal practices.

IT System for the Cross-Border Transport of Waste

Resolution 8/11175 of the Lombardy Regional Council of February 3, 2010, entitled Implementation of the computerised management of waste exports through the use of the SITT (Sistema Informativo Trasporto Transfrontaliero di rifiuti, or IT System for the Cross-Border Transport of Waste), follows a period of testing chosen by the Lombardy Region's Director of Networks, Public Services and Sustainable Development that has been going on since 2006 as part of the management and monitoring of the transport of special waste, during which a system that follows the entire route used to transport waste across borders was developed.

Export reports that previously had to be handed in on paper at specific offices will now be completely computerised, being protocolled and transmitted on-line through the use of the CRS (Regional Services Card).

A system was also developed to monitor the routes used by waste transporters to check that the routes planned are those that are effectively used, making it possible to identify any anomalous journeys. In the event of variances from the planned route or of anomalous journeys, the system will raise the alarm and send messages to the entities that control such situations.

Assessment of the environmental impact of waste disposal and recovery plants ("VIA")

With Regional Decree 8/11317 of February 10, 2010, a methodology was adopted to check whether waste disposal and/or recovery plants are subject to the VIA system.

Key quantitative and economic data of the sector are reported below.

Quantitative data

	03 31 2010	03 31 2009	Changes	% 2010/2009
Waste collected (Mton)*	247	245	2	0.8%
Waste disposed of (Mton)	699	640	59	9.2%
Electricity sold (GWh)	312	203	109	53.7%
Heat sold (Gwht)**	347	273	74	27.1%

(*) Waste collection in the municipalities of Milan, Brescia, Bergamo and Varese
(**) Quantities at the plant entrance

During the period under review the waste collected came to 247 thousand tons, substantially in line with the first quarter of 2009.
The increase in waste disposed of compared with the first quarter of 2009 (+9.2%) is attributable to a higher number of hours work of the waste-to-energy plant of Brescia which, in the first months of 2009, was stopped for extraordinary maintenance.
For the reasons mentioned above, there has been an increase in the quantities of electricity sold (+54%) and of heat produced (+27%).

Income statement

Millions of euro	03 31 2010	03 31 2009	Changes
Revenues	200	187	13
Gross operating income - EBITDA	79	56	23
% of revenues	39.5%	29.9%	
Depreciation, amortization and provisions	(22)	(22)	-
Net operating income	57	34	23
% of revenues	28.5%	18.2%	
Investments	8	18	(10)

In the first quarter of the year 2010 the Environment Sector reported revenues for 200 million euro (187 million euro at March 31, 2009).

The gross operating income - EBITDA, shows a significant increase compared with the first quarter of 2009, and amounts to 79 million euro. The positive performance during the period is due to the higher contribution made by the Brescia waste-to-energy plant, which was closed down during the first quarter of 2009 for extraordinary maintenance, and the new waste disposal activities in the Naples area.

Depreciation, amortization and provisions are of 22 million euro, in line with the first quarter of the previous year.

In the light of the above changes, the net operating income - EBIT recorded in the first three months of 2010 amounts to 57 million euro, a rise of 23 million euro compared with the first quarter of 2009.

Capital investment during the period, for a total of 8 million euro, relates principally to extraordinary maintenance work on waste collection vehicles and containers (3 million euro), interventions on waste-to-energy plants (1 million euro) and development and maintenance works on waste treatment and disposal plants and landfills (2 million euro).

Networks Sector

The Networks Sector includes the activities regulated by a sector Authority, namely the management of electricity and gas networks and of the integrated water cycle. These activities are briefly described below:

- **Electricity Networks:** the transmission and distribution of electricity.
- **Gas Networks:** the transport and distribution of natural gas.
- **Integrated water cycle:** water captation, aqueduct management, water distribution, sewer management and water purification; the sale of water to customers served by the distribution networks of Group companies operating in the provinces of Brescia and Bergamo.
- **Other services:** activities relating to public illumination, traffic regulation systems and the management of votive lights in cemeteries as well as systems design services.

In addition to the activities carried on directly by A2A S.p.A. in this sector, the Networks Sector also includes the following companies:

Networks	Consolidated company of the A2A Group
Electricity Networks Gas Networks Integrated water cycle	• A2A Reti Elettriche • A2A Reti Gas • Bas SII • Camuna Energia • Retragas • Seasm • Aspem S.p.A. • A2A Servizi alla distribuzione S.p.A.

Recent regulatory changes in the distribution sector

Natural gas distribution division

Assignment of the gas distribution service

Preliminary consultations are still underway prior to definition by the Ministry for Economic Development of the minimal territorial ambits envisaged by Law 99/2009, the so-called "Development Law" (Instructions for the development and internationalisation of companies, and on energy matters) and a decree to be issued by the Ministry to define the standard form of tender.

Commercial quality and safety of the natural gas distribution service

With resolution ARG/gas 7/10, the Authority amended the rules for the quality of the gas distribution service ("RQDG") relating to the verification of the gas measuring device on the request of the end-customer. This lays down a method to be used to reconstruct natural gas consumption once it is ascertained that a measuring device has been malfunctioning. It also changes the methods to be followed for carrying out the verification.

This procedure is to be applied to all requests for verification of measuring devices that lead to the identification of errors that are larger than the permitted values set by the current measurement regulations for all active low-pressure points of redelivery.

Lastly, it was decided to postpone the finalisation of other proposals regarding the rules for the verification of measuring devices on the request of end-customers to after further consultation, partly because of the complexity of the subject, and partly because of developments in technology and in the future decisions of the Authority on matters concerning gas measurement.

Network type code

With resolution ARG/gas 27/10, while waiting for possible structural changes in the allocation process, the AEEG confirmed the current regulations as foreseen in art. 29.2 of resolution 138/04, extending the validity of the monthly communication of allocation figures up to September 30, 2011.

This extension was included in the network distribution code by resolution ARG/gas 53/10.

Distribution tariffs

With resolution ARG/gas 159/08 (Code of regulations for the quality and tariffs of the gas distribution and measurement services for the period 2009-2012: approval of Part II "Tariff regulation of the gas distribution and measurement services for the period 2009-2012), the Authority established a new tariff system for the third regulatory period (2009-2011), superseding the previous system based on tariff options by thermal year, calculated for each tariff ambit. The Authority has established an obligatory tariff, differentiated for only six tariff ambits, applied for the calendar year, to cover the costs relating to the distribution, measurement and selling service.

The measure provides for a general system of equalisation of tariff revenues (the difference between the revenues approved for each distribution company by means of the reference tariff and the revenues achieved by applying the obligatory tariff), through the Electricity Sector Equalisation Fund. The level of revenues of each operator is therefore linked only to the capital costs and operating costs recognised by the Authority; it no longer depends on the volumes that are distributed. The recognised capital employed is determined according to the revalued historical cost method, while depreciation is calculated on the basis of the conventional useful life laid down by the Authority; operating costs are determined on the basis of parameters established by the Authority.

The new tariff regime provides for a remuneration of the net capital employed of 7.6% for distribution and 8% for measurement.

Operating costs are updated through the application of a price cap. The price cap applied to distribution operating costs is differentiated according to the size of the company.

With resolution ARG/gas 206/09 the AEEG approved the distribution tariffs for the calendar year 2010 for the 6 macroambits established in resolution ARG/gas 159/08 and later amendments.

The tariffs specifically relating to A2A Gas Networks have not yet been approved as clarifications still have to be received regarding resolution ARG/gas 197/09.

With resolution ARG/gas 197/09 and on the basis of what was indicated in the preliminary results contained in VIS resolution 169/09, the Authority approved the tariffs for the year 2009 for distributors for which the process of analysing the data transmitted was concluded with a positive result, while it deferred definitive approval for distributors that need further examination (including A2A Reti Gas S.p.A.) to a later provision.

Gas measurement

With resolution VIS 18/10, the AEEG initiated an investigation on companies with more than 100,000 end-customers connected at December 31, 2008. The purpose of this investigation is to check that turbine gas measuring devices at low pressure redelivery points have been installed properly.

Distribution of electricity

Tariff regime of the distribution service

With resolution 348/07, the Authority adopted the Integrated Text concerning the regulation of power transmission, distribution and measurement services for the third regulatory period 2008-2011 (Attachment A).

The purpose of this provision is to go beyond the system based on tariff options proposed by the distribution companies, foreseeing the application of a single tariff set by the Authority. This measure provides for a general equalisation regime, as well as a specific company equalisation system, guaranteeing coverage of any variances in the costs incurred by companies for reasons outside their control.

In order to determine tariff levels:

- the recognised rate of return on capital employed has been set at 7% for the distribution service, including related commercial activities, and at 7.2% for the measurement service;
- as regards the portion of the tariff components designed to cover operating expenses, the provision sets a target annual increase in productivity (X-factor), which would make it possible to transfer to end-customers, within eight years for transmission and distribution and within six years for the measurement service, of higher efficiency recoveries already achieved by the companies in the second regulatory period, namely 1.9% for distribution and 5.0% for the measurement service (national averages);
- with reference to the annual updates, the depreciation charge is excluded from the field of application of the price-cap.

The Integrated Text also introduces tariff mechanisms designed to promote types of investments considered particularly useful for the development and efficiency of distribution network infrastructures, integrating the incentives provided by the quality regulations. These investments will be selected be defining suitable effectiveness indices. In this regard, it should be pointed out in particular that with resolution ARG/elt 39/10 the AEEG laid down the procedure for accessing higher remuneration (2% for 12 years) for pilot investments incurred by smart-grid operators.

With resolution ARG/elt 87/09 the AEEG laid down a number of instructions for the Equalisation Fund in matters of advance payments on the amount of specific company

equalisation (SCE) for the years 2008, 2009, 2010 and 2011 for which the SCE mechanism has not yet been activated.
The Electricity Equalisation Fund will pay the distribution companies admitted to the SCE mechanism during the period 2004-2007 amounts by way of advances, subject to adjustment, for the SCE relating to the years 2008, 2009, 2010 and 2011, to the extent of 80% of the definitive SCE awarded for 2006 and subsequent years. The amounts will be paid to the beneficiary firms by June 30 of the year after the one to which the advance relates.
With resolution ARG/elt 172/09 the Authority updated the specific company correction factor (CSA) which is needed to calculate the amount of specific company equalisation given for 2007. This is the last amount to be determined for the second regulatory period 2004-2007. For A2A Reti Elettriche S.p.A. (Brescia) this coefficient is 0.0981. For A2A Reti Elettriche S.p.A. (Milan) the coefficient is 0.0859 (in line with previous years).

Distribution and sale communication standards

With resolution ARG/elt 13/10, in line with what is already in force for the gas sector, the AEEG has introduced an obligation for distributors with at least 100,000 end-customers at December 31, 2009 to equip themselves from October 1, 2010 with an advanced communication device of the "Application-to-Application" type and/or internet applications for the provisions of commercial quality services. The other distributors have to equip themselves with PEC (Posta Elettronica Certified, or certified e-mail) from March 1, 2010.

Aggregation of electricity measurements for dispatching purposes

With resolution ARG/elt 74/09 the AEEG extended to 2010 Terna's use of the distributors' work on the measurement aggregation service, reducing the fees envisaged for this activity from July 2009.

During the first quarter of 2010, the Authority issued a consultation document proposing a revision of the fees in line with the evolution of the regulations for the free market and with the costs incurred for these activities.

Obligations of transparency in billing documents for electricity distributors

In order to permit sellers to meet the obligations of resolution ARG/elt 167/08 to communicate average monthly prices for electricity on the end market, the Authority, with resolution ARG/elt 1/10, imposes on electricity distributors the obligation to make the necessary information available to sellers.

From July 1, 2010 the invoices issued by those that distribute electricity to sellers have to specify separately each of the tariff elements designed to cover overheads and the other

components of the electricity sector, as defined in Attachment A of resolution 348/07.

Billing documents therefore have to provide details of the amounts being charged for each of these components, separating them from the cost of transporting the electricity on the distribution networks.

Rules common to the power and gas sectors

Energy efficiency

The decree of the Ministry for Economic Development of December 21, 2007 revised and updated the decrees of the Minister of Productive Activities and the Minister of the Environment of July 20, 2004 which obliged electricity and gas distributors that served at least 100,000 end-customers at December 31, 2001 to comply with certain energy savings objectives according to the amount of energy distributed.

In order to achieve these objectives, distributors will be able to develop energy saving projects, in compliance with the provisions of Law 239/04 (Marzano Law) and the related implementation instructions, especially in matters concerning post-meter activity.

In particular, the decree revises upwards the national energy savings objectives previously determined in 2007 for the electricity and gas sector for the years 2008 and 2009 and establishes new objectives for the three-year period 2010 – 2012.

Tariff grant

The unit tariff grant recognized for each year (t+1) obligatory after 2008 is to be defined by the Authority by November 30 of the previous year (t).

The tariff grant recognised for achieving certain energy savings objectives for the year 2010, laid down in resolution EEN 21/09, is worth 92.22 €/ton of oil equivalent (toe).

Energy savings objectives for the year 2010

With resolutions EEN 25/09 and 1/10, the Authority established the specific primary energy savings objectives of gas and electricity distributors for the year 2010.

- A2A Reti Elettriche S.p.A.: 106,094 toe;
- A2A Reti Gas S.p.A: 122,282 toe.

instructions on accounting and functional unbundling

With resolution no. 11/07, partially amended by resolution no. 253/07, the Authority issued an Integrated Text on administrative and accounting unbundling for companies operating in the electricity and gas sectors, modifying the current rules (established by resolutions 310/01 and 311/01).

In particular, the resolution introduces obligations for vertically integrated groups to unbundle the management of key infrastructures (including electricity distribution, measurement and transmission and gas transport) and the activities carried on in the free market. The purpose is to ensure neutrality in the management of these infrastructures and to avoid discrimination in the access to commercially sensitive information and cross-transfers of resources between segments of the various sectors.

To this end, the activities subject to unbundling have been given decision-making and organisational autonomy by assigning the administration to an "Independent Manager".

Integrated water service

Following an appeal by the Presidency of the Council of Ministers against Lombardy Regional Law 26 of December 12, 2003 "Regulations governing local services of general economic interest. Rules on waste management, energy, use of underground resources and water" (and subsequent amendments), the Constitutional Court declared art. 49.1 of the law illegitimate, as it permits the uncoordinated unbundling of network management and the provision of the integrated water service, thereby violating the state's competence in fundamental functions of municipalities, in conflict with the rules contained in decree 152 of April 3, 2006.

With reference to the sentence of the Constitutional Court 335/08 on the water purification tariff, the Environment Ministry issued a decree on September 30, 2009 entitled "Identification of the criteria and parameters for the restitution to users of the quota not due for the purification service". This decree defines the methods of restitution of the purification tariff for users connected to the sewage system without access to the purification service in

implementation of art. 8-sexies, para. 4 of Law 13 of February 27, 2009 (law passed after sentence 335/2008 of the Constitutional Court).

The conversion into law of Decree 2 of January 25, 2010 provides for the abolition of the Optimal Ambit Authorities within a year of Law 191/2009 coming into effect (January 1, 2010). Moreover, it will be up to the Regions to attribute (possibly to new entities) the functions currently exercised by the Optimal Ambit Authorities in accordance with the principles of subsidiarity, differentiation and adequacy.

The rules governing integrated water services could therefore be altered during the year.

A.T.O. Brescia

After Decree 152 of April 3, 2006 "Rules on environmental matters" and regional Law 18 of August 8, 2006 came into force, the Ambit Conference of the Optimal Territorial Ambit (O.T.A.) for the province of Brescia passed resolution 7 of December 21, 2006 which approved the preliminary steps needed to set it up in the form of a consortium under art. 31 of Decree 267/2000 and subsequent amendments.

On June 15, 2007, the local government agencies included in the OTA signed an Agreement which set up a Consortium entitled "Ambit Authority for the Province of Brescia".

Details of the tariff plan for the integrated water service in the Province of Brescia are contained in the "Ambit Plan" approved by resolution 2 of June 14, 2006. The Ambit Plan is the tool used by the Ambit Authority to define the objectives and methods of managing the aqueduct, sewer, catchment and purification services and to regulate dealings with the various operators.

At the beginning of 2009 the Lombardy Region approved Law 1/09 entitled "Amendments to the General Provisions for the Integrated Water Service as per Regional Law 26/03" published in the Official Bulletin of the Lombardy Region on January 30, 2009. This rule was impugned by the Council of Ministers before the Constitutional Court for the parts regarding the determination of tariffs and verification of the ambit plans, alleging that the rules were in contrast with the provisions of the Environment Code, which reserves these functions exclusively to the State.

With resolution 2/09 of May 8, the Consortium General Meeting approved the "Regulations governing the Integrated Water Service", with effect from June 1, 2009. With resolution 3/09 the Consortium General Meeting approved the "Integrated Water Service Charter" which came into effect from June 1, 2009, superseding all other regulations previously applied by water service operators.

In June, the AATO announced that the Board of Directors had given its definitive approval to the integrated water service investment plan for 2009.

A.T.O. Bergamo

Art. 7 "Existing management teams" of the service contract between the Bergamo O.T.A. and Uniacque provides for the involvement of existing management teams interested in protecting their own activities up to the expiry of outstanding delegations.

BAS SII S.p.A. sent a formal request for protection to the Bergamo O.T.A.

At the end of the preliminary investigation, with resolution 19/2008, the OTA authorised this protection up until December 31, 2010 for management of the water service only in the City of Bergamo. It also declared protection of the water service in the Municipality of Valnegra up to the natural expiry on June 27, 2026. The cessation of all operations in the other 32 municipalities from January 1, 2007 was also announced. BAS SII S.p.A. impugned the measure. In the meantime, it was decided not to take any action with regard to taking over the role of single operator of the OTA and to continue providing the service to ensure continuity of supply until such time that the appeal is accepted, as is probable.

At present, BAS SII is operating within its own catchment area:
- with tariff systems that were in place prior to the setting up of the O.T.A. (CIPE provision 131 of December 19, 2002 Official Gazette no. 79 of April 4, 2003) starting on July 1, 2002;
- with maintenance investments;
- with investments on behalf of the proprietor entities or third-party customers to upgrade the infrastructures to satisfy their service requirements according to the programme as per art. 141 of Law 388/2000 approved by the Provincial Administration with resolution G.P. no. 726 of December 23, 2001.

On March 26, 2009, the Official Gazette no. 71 published CIPE resolution no. 117 of December 18, 2008, which provides for the possibility for operators under the transitional systems of aqueduct, sewer and water purification services to ask for:
- a tariff increase up to a maximum of 5% to compensate for inflation during the years from 2003 to 2007;
- a subsequent increase for 2008 running from July 1, 2009 using the price-cap method;
- a similar increase to that of 2008 for 2009 running from July 1, 2010.

BAS-SII S.p.A. filed a request for a percentage increase in tariffs of 5% for the years from 2003 to 2007 and of 2.731% for 2008.

Key quantitative and economic data of the sector are reported below.

Quantitative data

	03 31 2010	03 31 2009	Changes	% 2010/2009
Electricity distributed (GWh)	2,851	2,874	(23)	(0.8%)
Gas distributed (Mcm)	1,034	961	73	7.6%
Gas transported (Mcm)	186	145	41	28.3%
Water distributed (Mcm)	24	26	(2)	(7.7%)

Electricity distributed in the first quarter of the year was 2,851 GWh, a decrease compared with the same period of last year principally due to the reduction in consumption of industrial customers, in line with the decline at national level.

The quantities of gas distributed came to 1,034 Mcm, 7.6% up on the first three months of last year because of the low temperatures during the winter, which affected the demand for gas for heating purposes.

The quantities of gas transported came to 186 Mcm, 28.3% up on the same period of last year (145 Mcm at March 31, 2009).

The amount of water distributed, 24 Mcm, is slightly down on the first quarter of 2009 (26 Mcm at March 31, 2009) mainly due to lower consumption in the Brescia area.

Income statement

Millions of euro	03 31 2010	03 31 2009	Variazioni
Revenues	149	164	(15)
Gross operating income - EBITDA	59	79	(20)
% of revenues	39.6%	48.2%	
Depreciation, amortization and provisions	(30)	(30)	-
Net operating income	29	49	(20)
% of revenues	19.5%	29.9%	
Investments	25	30	(5)

In the first quarter of 2010 the Networks Sector reported revenues for 149 million euro, a decline of 15 million euro compared with the first quarter of 2009 and a gross operating income - EBITDA equal to 59 million euro (79 million euro at March 31, 2009).

The Gas Sector shows revenues equal to 47 million euro, while the gross operating income - EBITDA came in at 25 million euro, a decline of 10 million euro compared with the first quarter of 2009.

This trend is substantially due to complete adoption of the new tariff instructions (resolution ARG/Gas 159/08), under which the revenues recognised for the distribution activity are independent from the volumes distributed. These effects will be completely reabsorbed during the coming quarters.

The electricity sector is showing a reduction in revenues and EBITDA of around 9 million euro, which is largely due to the impact of non-recurring items in the first quarter of the previous year.

The revenues of the water sector come to 23 million euro, slightly down on first quarter 2009 because of lower consumtpion particularly in the Brescia and Bergamo areas. The gross operating income - EBITDA amounts to 4 million euro, substantially in line with the first quarter of the previous year.

Depreciation, amortization and provisions came to 30 million euro, in line with the same period of the previous year.

As a result of these changes, the net operating income (EBIT) amounts to 29 million euro (49 million euro at March 31, 2009).

Investment in the first quarter of 2010 amounted to 25 million euro, and concerned:

- development and maintenance work on the electricity distribution networks, mainly for the connection of new users, maintaining secondary cabins, expansion and refurbishment

of the medium and low voltage network, the installation of new electronic meters and upgrade work on the primary plants (12 million euro);

- development and maintenance work in the gas distribution area, mainly connecting new users, as well as replacing medium and low pressure underground tubes (7 million euro);
- works on the water transport and distribution network, as well as on the sewer networks (6 million euro).

Other Services and Corporate Sector

The following is a brief description of the activities carried on by this sector:

- **Corporate sector** (2): supervision, coordination and control activities, such as business development, strategic direction, planning and control, financial management and the coordination of the Group's activities; central services to support the business and operating activities (e.g. administrative and accounting services, legal services, procurement, personnel management, information technology, telecommunications etc.) provided by the Parent Company under specific intercompany service contracts.
- **Other services:** activities relating to video surveillance, data transmission, telephony and internet access services.

In addition to the activities carried on directly by A2A S.p.A., this area also includes the following companies:

Other Services and Corporate Sector	Consolidated companies of the A2A Group
Other services	• Selene • A2A Servizi al Cliente • Aspem S.p.A. • A2A Logistica
Corporate	

(2) This includes the General Manager's Office (Corporate and Market Area), the General Manager's staff (Technical and Operations Area) and the staff in the Office of the Chairman of the Board of Management and Supervisory Board.



Income statement

Millions of euro	03 31 2010	03 31 2009	Changes
Revenues	60	50	10
Gross operating income - EBITDA	(6)	(6)	-
% of revenues	(10.0%)	(12.0%)	
Depreciation, amortization and provisions	(6)	(6)	-
Net operating income	(12)	(12)	-
% of revenues	(20.0%)	(24.0%)	
Investments	2	3	(1)

In the year under review, Other Services and Corporate Sector reported revenues of 60 million euro and a negative gross operating income of 6 million euro.

Net of depreciation, amortization and provisions, net operating income is negative for 12 million euro.

Investments during the period, 2 million euro, mainly involved the IT systems.

Outlook for operations

2010 will benefit compared with last year from full consolidation of the assets spun off from E.ON Produzione S.p.A. (the Monfalcone thermoelectric plant and the Calabria hydroelectric plants), which have been consolidated since July 2009, as well as from the Brescia waste-to-energy plant operating at normal speed again and waste collection and disposal starting up in the Naples area. The valuation of the long positions in green certificates and CO_2 allowances will be significantly higher than in 2009. The coming quarters will also reabsorb the negative effect seen during the first quarter of the change in regulatory system for gas distribution.

These positive situations, together with the expected consolidation of the affiliate EPCG during the year, will permit a gradual recovery in profit margins compared with the figures seen in 2009.

Risks and uncertainties

The A2A Group started a process of risk assessment reporting, inspired to the Enterprise Risk Management method of the Committee of Sponsoring Organizations of the Treadway Commission (COSO report). The purpose is to make the business risk management an integral and systematic part of management.

In particular, A2A has defined a risk model that takes account of the Group's characteristics, its multi-business vocation and sector of appurtenance; it has also commenced a process of self-assessment of risks that directly involves Management.

This process supplements the monitoring of commodity price risk already carried out by the Group. This risk is in fact governed centrally by the Parent Company with the task of managing it and monitoring its evolution.

As required by art. 2428 of the Italian Civil Code, the description below indicates the main risks and uncertainties to which the Group is exposed, considering the sectors in which it operates and the particular aspects of its business model.

Financial risks

Commodity price risk (Energy Risk Management)

Commodity price risk, i.e. the market risk linked to changes in the price of energy raw materials such as electricity, natural gas, coal, fuel oil as well as the by-products of these raw materials, is handled as part of the Risk Management function.

The rising volatility of these commodities entailed a considerable increase in the risks associated with any change in the value of the assets and of the cash flows of the companies in this sector.

Risk Management therefore has the specific objective of stabilising the cash flows generated

by the asset portfolio and outstanding contracts to ensure the Group's economic and financial equilibrium.

The market risk involved in fluctuations in energy commodity prices and the exchange rates associated with them is managed centrally by means of a netting process for the entire exposure of the Group's portfolio, which is constantly monitored against a risk limit expressed in terms of economic capital.

Each year, A2A's Management Board lays down the A2A Group's commodity risk limits.

The Risk Management Committee supervises the situation to ensure compliance with these limits and defines the hedging strategies designed to bring risk within the set limits.

Market and rate risk

The hedging policy adopted is designed to minimise any losses connected to fluctuations in interest rates in the case of floating rate loans by transforming them into fixed rate loans or stipulating collar contracts, and to minimise the higher cost of fixed rate loans compared with floating rate ones (the so-called "negative carry").

A structured model for interest rate risk analysis and management has been developed in-house. The method used for calculating exposure to this risk is based on the Montecarlo Method, which measures the impact that fluctuations in interest rates have on prospective financial flows. The method simulates at least ten thousand scenarios for each important variable, depending on the volatility and correlations associated with each of them, using forward market rate curves as prospective levels. Having obtained in this way a distribution of the probability of results, it is possible to extrapolate the maximum negative variance expected (worst case scenario) and the maximum positive variance expected (best case scenario), with a confidence interval of 97.5%

Liquidity risk

The Group is not currently exposed to short-term liquidity risk, having at the balance sheet at March 31, 2010 almost 1,880 million euro of committed lines of credit that expire between 2011 and 2012. These lines are mainly to cover temporary liquidity requirements.

Default risk and covenants

In October 2003 and May 2004, A2A S.p.A. issued two bond loans of nominal value 500 million euro each with a 10-year maturity. During 2009, it also issued a bond loan of 1 billion euro with maturity November 2016.

A2A S.p.A.'s bank debt of 100 million euro at floating rate with maturity September 2012 and 85 million euro at floating rate with maturity June 2018 has a credit rating clause regarding the Company's non-subordinated, unsecured long-term debt; in particular, the Company has a commitment to maintain a "BBB" rating for the 100 million euro loan, while for the 85 million euro loan it is required to maintain a rating of not less than investment grade, in both cases for the entire duration of the loan.

If this commitment is not met, there are capital, economic and financial covenants linked to its Debt/Equity ratio, Debt/Gross Profit ratio, and Gross Profit/Financial expenses ratio. The Company discloses these covenants each year in the consolidated financial statements.

There is also a Credit Rating clause in the EIB loan originally of 100 million euro, maturity 2014-2016 (rating of less than BBB), in the EIB loan originally of 200 million euro, maturity 2023 (rating of less than BBB) and on the bond loan in yen, maturity 2036, and related cross currency swap with CSA ("put right" with a rating of less than BBB).

The A2A Group has stipulated with various financial institutions a number of committed lines of credit for a total of 3,170 million euro (of which 2,970 million euro stipulated by A2A S.p.A.), which are not subject to any covenant nor do they have to maintain a certain level of rating.

As regards the bond loans, on the loans mentioned above and the committed lines of credit there are (i) negative pledge clauses based on which A2A S.p.A. undertakes not to set up real guarantees on the assets of A2A S.p.A. and of its direct subsidiaries over and above a certain threshold; (ii) cross default/cross acceleration clauses which entail immediate reimbursement of the bonds in the event of serious non-performance and iii) clauses which entail immediate reimbursement of the bonds in the event of serious non-performance of direct subsidiaries.

Moreover, for the committed lines of credit, A2A S.p.A. has undertaken not to give up control over Delmi S.p.A. and to give the financing banks the same treatment as that due to creditors under other unsecured financing contracts (pari passu).

In addition, the loan to the subsidiary Abruzzoenergia S.p.A. is backed by a secured guarantee (mortgage) for a maximum of 264 million euro.

As matters stand, there is no situation of default on the part of companies of the A2A Group nor any infringement of the covenants mentioned above.

Risks linked to the external environment

Legislative and regulatory risk

The Group operates in a highly regulated sector; so one of the risk factors of this business is the constant - and not always predictable - evolution in the legislative and regulatory context for the electricity and gas sectors, as well as for the water cycle and environmental services.

To handle these risk factors, the Group has adopted a policy of monitoring and managing legislative risk in order to mitigate the impact, to the extent possible, by maintaining various levels of control. This involves an ongoing dialogue with the institutions and with the bodies that govern and regulate the sector, active participation in the activities of trade associations and work groups set up at these same entities, as well as examining legislative changes and the decisions of the sector Authority.

It also involves an ongoing dialogue with the business units affected by legislative changes in order to assess the potential effects in full.

Of the main topics involved in the current legislative evolution, we would point out in particular:

- the rules governing large hydroelectric concessions;
- the evolution in the rules of CIP 6/92 conventions;
- the rules on the regulation of local public services, particularly in light of the amendments and integrations made to art. 23-bis of Law no. 133/08 on the duration of the transition period for current mandates, as per art. 15 of Law 166/2009.
- the evolution of the market rules on Green Certificates.

Large hydroelectric concessions

As regards the rules currently in force for the assignment of major water concessions, the 2006 Budget Law provided for a 10-year extension of all such concessions, in exchange for adequate investment in the modernisation of the installations. (This 10-year extension was based on the expiry dates laid down in art. 12.6, 7 & 8 of Decree 79/99, the "Bersani Decree"). Based on separate appeals against this measure by certain Regional Authorities, sentence 1/2008 of the Constitutional Court declared that part of the law was unconstitutional as it violated the regions power to make decisions in energy matters, which comes before that of

the state. This sentence by the Court led to a situation where it was no longer possible to extend the concessions, whereas it did not entirely reinstate the rules contained in art. 12 of the Bersani Decree (paras. 3 and 5 remain abrogated, para. 2 has been abrogated and para. 1 has been replaced by the first part of art. 1.483 of the 2006 Budget Law). According to the sentence of the Constitutional Court, the determination of the tender parameters (minimum organisational and financial requisites; parameters for the increase in power and energy generated) by the Ministry for Economic Development will also have to provide for adequate involvement of the Regions, which can be achieved through the Joint Conference. Seeing as there is no longer sufficient time to hold competitive tenders for the large concessions that are due to expire on December 31, 2010 (based on the current rules, the tender has to be executed at least 5 years before the expiry of the existing concession), it is to be hoped that Parliament - respecting both regional competences and the fundamental principles that have to apply to any all-embracing rules on energy production - will rapidly define the mechanisms for assigning the concessions, inevitably accompanied by another postponement of the deadline for a limited period of time to allow the tender to take place.

Evolution of the CIP 6/92 rules

The "Development Law" establishes that it is up to the Ministry for Economic Development to define the criteria for the annual update of the Avoided Fuel Cost (AFC) and that mechanisms are proposed to producers for the advance resolution of the CIP 6/92 conventions in order to reduce the costs of maintaining these special arrangements.

This regulation was introduced by a decree dated 2 December 2009, which will apply solely to plants fed by process or residual fuels or by energy recoveries, or similar types fed by fossil fuels.

Plants fed by renewable sources and by waste are excluded from these categories for the time being. For these, a section of the Development Law will be implemented with methods to be defined after further assessment by GSE, the Ministry for Economic Development and the AEEG.

Based on the text of art. 4 of the decree, the fee recognised in the case of advance cancellation for plants that use process or residual fuels or energy recoveries will depend on the Avoided Plant Cost, and will not discount the Avoided Cost of Maintenance, Running and Overheads, nor the Avoided Fuel Cost.

No rules have been established for the incentive element of the energy selling price recognised under the CIP 6 regime.

The regulation of local public services

Following promulgation of the Decree Law on EC obligations, particularly art. 15 which again change the instructions given in art. 23-bis of Law 133/08, the Government is currently working on the implementation rules for the provisions of this article, in execution of the mandate granted by para. 10 of the said art. 23 bis.

Among the principal novelties introduced by the Decree Law on EC obligations, one that is worth noting is the amendment to the rules on the transitional period during which will remain in force the current mandated operations not deriving from public procedures, according to which:

a) mandated operations outstanding at August 22, 2008 granted in accordance with the so-called "in-house" EC rules will come to an end on December 31, 2011, without any possibility of extension and without any need for a specific decision on the part of the entity that gave the mandate. They will come to an end at the deadline of the service contract on condition that the administrations cede at least 40% of the capital by December 31, 2011 according to the methods laid down in para. 2 b);
b) in the case of operations mandated directly to public-private partnerships, if the choice of partner took place by means of competitive public procedures in compliance with the principles laid down in para. 2 a), but which at the same time did not have the quality of partner and the attribution of the operating tasks connected with management of the service, such mandates come to an end on December 31, 2011 without any possibility of extension and without any need for a specific decision on the part of the entity that gave the mandate;
c) in the case of operations mandated directly to public-private partnerships, if the choice of partner took place by means of competitive public procedures in compliance with the principles laid down in para. 2a), which at the same time did have the quality of partner and the attribution of the operating tasks connected with management of the service, such mandates come to an end on the expiry date foreseen in the service contract;
d) direct mandates approved as of October 1, 2003 and given to companies with public sector participation, already listed on the stock exchange as of that date and those controlled by them pursuant to art. 2359 of the Italian Civil Code, come to an end on the expiry date foreseen in the service contract, on condition that the public participation is reduced, also gradually, by means of public procedures or forms of private placement with qualified investors or industrial operators, to not more than 40% by June 30, 2013 and 30% by December 31, 2015; otherwise, the mandates will come to an end on June 30, 2013 and December 31, 2015 without any need for a specific decision on the part of the entity that gave the mandate;
e) mandated operations that do not match these circumstances will in any case come to an end by and not beyond December 31, 2010, without any need for a specific decision on the part of the entity that gave the mandate.

The Decree Law on EC obligations also changed the forms of mandated public services. It delimited the ambit of application of the rules laid down in art. 23-bis and established further rules for gas distribution.

The limitation of the objective ambit of application had already been partially introduced by Law no. 99/2009 (the so-called "Development Law", containing Instructions for the development and internationalisation of companies, and on energy matters), in force from August, which introduced another amendment to art. 23-bis, designed to maintain the provisions of Decree 164/2000 for the gas sector and art. 46-bis (Instructions on competition and quality of essential services in the gas distribution sector) of Decree 157/2007 on the distribution of natural gas. Based on this amendment, the minimum territorial ambits mentioned in paragraph 2 of art. 46-bis are determined by the Minister for Economic Development together with the Minister for Relations with the Regions, after hearing the opinion of the Joint Conference as per art. 8 of Decree 281/1997 and subsequent amendments, and the Authority for Electricity and Gas, also taking account of the interconnections of the distribution networks and with reference to the specific characteristics of the various territories and the number of end-customers living there. In order to ensure that the gas distribution system is as rational as possible, the law introduced a limit by which the ambit cannot, in any case, be smaller than the territory of the municipality.

The Decree Law on EC obligations completed these instructions by establishing December 31, 2012 as the final deadline for determining these territorial ambits, excluding the electricity market, municipal pharmacies and regional railway transport from the ambit of application of the law.

These rules could expose the Group to the risk of non renewal of one or more concessions currently held in its territorial ambits.

Evolution of the market rules on Green Certificates

With a view to protecting the acquired rights of plant owners, the "Development Law" proposes a one year extension for the December 31, 2008 deadline for art. 14 of Decree 20/07 for the introduction of cogeneration plants combined with district heating network for the purpose of issuing Green Certificates for subsidised energy in accordance with art. 1, para. 71, of the Marzano Law 239 of August 23, 2004, on "Reform of the energy sector, as well as a mandate for the Government to reform the current rules on energy" (hereafter, the "Marzano Law").

Based on the reform of the market for Green Certificates contained in the Development Law, in force from 2011 (then prolonged for another year) the calculation of the obligatory quota of energy produced from renewables will no longer be carried out on the output, but on the

energy used. In order to make the renewables incentive system more efficient, the obligation mentioned in art. 11.1 of the Bersani Decree has been transferred to those that sign one or more withdrawal dispatching contracts with Terna under resolution AEEG 111/06. It is not all clear how it will be established what the source was of the energy used by these operators for delivery to the end-customers. The rule also requires an implementation decree from the Ministry of Economic Development, though the terms have now expired.

Green Certificates will also be granted to plants that generate electricity by means of steam coming from processes of industrial cooling.

Further elements of regulatory change that could potentially have an impact on the Group's activities, and which are therefore being carefully monitored by the pertinent structures, include EU approval of the Third Energy Packet and the recent rules on Class Actions.

Process risks

Business interruption risk

All of the Group's activities involve managing production sites that are technologically and operationally complex (power stations, waste disposal plants, cogeneration plants, networks, etc.). Were any of these to break down or be damaged accidentally, it could lead to the service not being available for a while; this in turn could lead to financial losses and even damage to the Group's reputation due to the interruption.

These risks are linked to a variety of factors which, in the case of certain plants, could be accentuated by changes in the competitive context and in the markets of reference. While the risk of unavailability of the plants can be considered an inherent part of the business, one that is impossible to eliminate entirely, the A2A Group applies advance risk mitigation strategies to all of its sectors to reduce the probability of such risks taking place, as well as "after-the-event" strategies to limit the impact if for some reason they do take place.

Safeguarding of the Group's assets involves adopting procedures of programmed maintenance and periodic revision of the plants and networks, as well as providing specific training courses for personnel, also with reference to the operating procedures currently in force; the Group also makes widespread use of instruments for the control and remote control of technical parameters to permit adequate monitoring and timely reporting of any anomalies, as well as to ensure ready supplies of key components needed to guarantee operational continuity, where possible.

When new production sites are acquired, specific steps are taken to bring them into line with Group standards in terms of maintenance, control and personnel training methods.

Lastly, the Group stipulates insurance policies to cover direct and indirect damages from other types of risk.

IT infrastructure

The activities of the A2A Group are managed through complex IT systems that handle the main corporate processes: operational, administrative and commercial. Potential risk factors include the inadequacy of such systems compared with the needs of the business, possible "downtime" making them unavailable, or inadequate handling of the aspects linked to the integrity and confidentiality of information. These risk factors are mitigated by controls governed by the Information & Communication Technology Departments.

In 2009, the Group continued to integrate and consolidate its IT systems. It also rationalised its ICT services in outsourcing, redefining the tasks assigned to the service companies to encourage more efficient operational support. Various projects are also underway that will make it possible to maintain and further develop service capacities and levels in the light of new business needs.

In order to mitigate the potential risk of business interruption, especially of those processes that are considered strategic, the Group has equipped itself with back-up facilities to ensure continuity of service in the event of a breakdown.

Given the importance of the activities that are carried on every day on the Italian Power Exchange (IPEX), particular attention is paid to protecting the systems that interface with it; these systems have in fact been duplicated and are subject to specific maintenance procedures to ensure their stability.

The Group also has a Disaster Recovery system that ensures service and data continuity on an alternative IT centre. The efficiency of this system is tested periodically. The project for mutual recovery between the IT centres in Milan and Brescia is now nearing completion and this will add further protection against potential interruptions.

Data confidentiality and security are subject to specific controls on the part of the Group, both through internal policies and by means of tools to segregate access to information, as well as by specific contractual agreements with any third parties who may have to access the information that the Group handles.

Environmental risk

The risks associated with events that impact the environment or the health of the population living in the areas of influence of the Group's activities (e.g. for the disposal of production

waste, emissions from production processes, waste collection and disposal) are now the object of increasingly close attention on the part of public regulators and more and more stringent legislation.

The Group pays constant attention to the prevention of such risks, adopting a policy document entitled "Policy for the Quality, Environment and Safety of the A2A Group", which is now the instrument that lays down the Group's approach to such questions.

This document, which is widely distributed both internally and externally, explains the values that underlie the Group's operations and that the Quality, Environment and Safety Department undertake to spread and share as guidance for the day-to-day work of all concerned.

The Quality, Environment and Safety Department also has the purpose of providing top management with support in establishing company policy in these areas, checking that they are implemented properly in compliance with the rules applicable in all areas and internal processes.

Operational implementation of the policy takes place through the Management System in the Group entities that are more exposed to potential environmental impacts, both direct and indirect. This system provides for progressive extension and upgrading to the standards of ISO14001 certification for the Group's main activities that have a major impact on the environment, as well management of EMAS certification for the Group's main plants.

The Quality, Environment and Safety Department has set up control units to this end. Among other things, they carry out periodic environmental analyses and audits to monitor and prevent conduct that does not comply with the Group's environmental procedures.

Lastly, the A2A Group has stipulated an insurance policy for damage from both accidental and gradual pollution.

Each year, the Group also publishes a Sustainability Report that gives key data and information on the environmental aspects of the business for public consumption.

Health and safety risk

The Group operates in a heterogeneous business context with a strong technology element and the presence of personnel at the Group's plants and throughout its territory.

Certain Group activities are, by their nature, more exposed to the risk of work-related accidents such as operational services on the territory and the performance of technical services and activities at the plants.

Through the Quality, Environment and Safety Policy (which provides for a programme to upgrade the personnel safety management system to comply with the ISO 14001 and OHSAS 18001 standards), the prevention measures adopted aim for a "zero risk" objective, promoting a constant rise in the level of safety in the workplace.

In order to harmonise the objectives of safety and protection in Group companies, a central Prevention and Protection Service was set up as part of the Quality, Environment and Safety Department.

Control sections were then set up at the various Group companies, coordinated by A2A's Safety Unit, which among other things carries out specific inspections to monitor compliance with the procedures on prevention and protection and workers' health and safety, as well as personnel training.

There is also a programme of employee health surveillance with the help of a team of doctors located in the various areas. They carry out periodic assessments of the state of health of Group employees.

To assist the process of ongoing improvement of safety, a system of monitoring and recording accidents was set up, analysing the reasons for the accident after the event so that corrective and mitigating action can be taken.

0.6

Certification by the Manager in charge of preparing accounting documents

Statement of the Manager in charge of preparing accounting documents pursuant art. 154 bis, 2 of D.Lgs. 58/1998

The Manager in charge of preparing the accounting documents of A2A S.p.A., Stefano Micheli, declares pursuant to art. 154 bis, 2 of the Finance Consolidation Act (D.Lgs 58/1998) that the information disclosed in this consolidated quarterly report at March 31, 2010 agrees with the supporting documentation, books of account and accounting entries.

Milan, May 12, 2010

The Manager in charge
of preparing accounting documents
Stefano Micheli


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